FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Communication regarding 3Q08 earnings release.

Item 1

Quarterly Financial Letter
3rd Quarter of Fiscal Year 2008 – November, December and January

As expected, negative bottom line temporarily amplified by marking to market adjustment

•
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is expressed in U.S. dollars, in accordance with U.S. GAAP. For comparison purposes, the data for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on Cosan S.A., as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

•
In 3Q’08, the situation in the world sugar market remained intact, with excess supply and the continuation of depressed prices, although with concrete signs emerging of a recovery in prices. At the same time, Cosan continued to follow its previously announced approach, favoring a temporary deceleration in sugar sales. Consequently, the 625.4 thousand tonnes of sugar shipped in the 3Q’08 were 31.7% lower year on year, while the average sugar sale price in the quarter was US¢11.54/lb, 15.2% below the average price in the 3Q’07.

•
In the ethanol operations, in contrast to the situation in sugar, Cosan accelerated its exports with the aim of better balancing supply in the domestic market. As a result, sales totaled 123.0 million gallons, up 17.9% on the total sales volume in 3Q’07, while the average sales price of US$1.64/gallon was 22.1% higher than in 3Q’07. However, bear in mind that part of this price increase merely represents the foreign-exchange effects on domestic sales, converted into dollars in the quarter at the average exchange rate of R$1.7745/US$, 17.4% lower than the average of R$2.1484/US$ in the 3Q’07, given the continued depreciation in the dollar.

ri@cosan.com.br www.cosan.com.br
Summary of Financial and Operating Information
3Q'07	3Q'08	(In millions of U.S. dollars)		YTD'07	YTD'08
104.3	123.0	Ethanol Sold (millions of gallons)		270.4	265.0
915.7	625.4	Sugar Sold (thousand tonnes)		2,624.2	2,273.2
463.2	376.7	Net sales		1,350.9	1,005.9
124.4	33.2	●	Gross profit	418.4	78.8
26.9%	8.8%		Gross Margin	31.0%	7.8%
62.5	(38.6)	●	Operating income (loss)	247.2	(129.6)
13.5%	-10.2%		Operating margin	18.3%	-12.9%
76.9	11.8	●	EBITDA	363.2	79.3
16.6%	3.1%		EBITDA Margin	26.9%	7.9%
33.1	(114.8)	●	Income (loss) before minority interest	225.7	(88.8)
16.7	(59.7)	●	Net income (loss)	114.1	(40.7)
3.6%	-15.8%		Profit (loss) Margin	8.4%	-4.0%
62.5	157.3	Capex		113.7	342.1
682.3	(123.2)	●	Net Debt	682.3	(123.2)
810.4	2,509.0	●	Shareholders' & Minorities Equity	810.4	2,509.0
Definitions:
FY’08 -    fiscal year begun May 1,
2007 and ending April
30, 2008

FY’07 -    fiscal year begun May 1,
2006 and ended April 30,
2007

3Q’08 -   quarter ended January
31, 2008

3Q’07 -   quarter ended January
31, 2007

YTD’08 -period begun on the same date as the FY’08 and ended at the close of the 3Q’08

YTD’07 -period begun on the same date as the FY’07 and ended at the close of the 3Q’07
•
Thus, the net operating revenue of US$376.7 million in the 3Q’08 was 18.7% lower year on year. Moreover, the lower volumes led to lower costs and the lower prices were partially passed through to unit costs via the Consecana mechanism. However, the extended harvest period, which because of the heavy rains that lasted through December, resulted in low yields and low productivity. These effects, together with the foreign-exchange impact on costs denominated in Brazilian real, resulted in a slight increase in costs and consequently in gross margin compression from 26.9% in the 3Q’07 to 8.8% in the 3Q’08.

March, 2008 Cosan | Renewable Energy for a Better World

•
Selling expenses and general and administrative expenses in 3Q’08 posted year-on-year increases of 17.3% and 13.8%, respectively, reflecting the foreign-exchange effect of 17.4%. However, in their source currency, these expenses followed the same pattern as a year ago, with slight variations from efficiency gains on the one hand, and higher wages on the other. Driven by these factors, in the 3Q'08 Cosan posted EBITDA of US$11.8 million with margin of 3.1%, contracting from the US$76.9 million recorded in the 3Q’07.

•
The net financial expenses of US$131.8 million in the 3Q’08, significantly higher than the expense of US$13.4 million in the 3Q’07, was heavily influenced by the sharp increase in sugar prices in the futures market at the end of the quarter. As a result, given the positions in sugar derivatives of 2,175.1 thousand tonnes at an average price of US¢11.38, Cosan ended up registering non-cash expenses of US$107.5 million related to the marking to market of this portfolio and operations with foreign-exchange derivatives. Thus, given the depressed EBITDA and the inflated financial expenses due to the marking to market of the portfolio, the bottom line was a net loss of US$59.7 million, which compares with net income of US$16.7 million in the 3Q’07. The loss in the third quarter reversed the cumulative income in the first two quarters of the fiscal year, leading to a year-to-date net loss in fiscal year 2008 of US$40.7 million, which was fully in line with expectations and signaled to the market at the time of the IPO issue by Cosan Ltd. (see page 58 of the offering memorandum, “Outlook for Fiscal Year 2008”), when the company was anticipating a net loss in FY'08.

•
The strong pace of investments at the group continued, with the first two cogeneration plants advancing, with the operational tests expected in the upcoming fiscal year. Similarly, the expansion of the Gasa unit, which crushed 1.2 million tonnes of sugarcane, is practically concluded, and already in the next harvest is expected to crush 2.85 million tonnes. In the greenfield project in Goiás state, a further US$28.0 million were disbursed to plant sugarcane and for industrial equipment. Also in the 3Q’08, a total of 21 mechanical harvesters were acquired as part of the mechanization program. The combination of these investments represented total disbursement of US$157.3 million in the quarter.

•
Regarding its financial situation, Cosan ended the 3Q’08 with a comfortable negative net debt position of US$123.2 million, benefited by the massive adherence of minority shareholders to the capital increase carried out by Cosan S.A. in the period.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency.
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are:
•  evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
•  the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
•  the non-existence of amortization of goodwill;
•  capitalization of interest on financings for fixed assets under construction;
•  mark-to-market of hedge instruments recorded directly in the result;
•  the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
•  the non-existence of deferred expenses and;
•  the booking of goods acquired through leasing under assets.

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Quarterly Financial Letter
3rd Quarter of Fiscal Year 2008 – November, December and January

Paulo Diniz, CFO & IRO	No surprises: negative result, in line with expectations
Luiz Felipe Jansen de Mello, Investor Relations Alexandre Sirihal, Financial Planning	•
Cosan S.A. (BOVESPA: CSAN3) ended up experiencing a break in the 3Q’08: despite the recent healthy change in price levels in the industry, the quarter ended up reflecting the weak market conditions in place prior to the quarter, marked by excess sugar supply and low sugar prices. Consequently, Cosan sold only 629.0 thousand tonnes of sugar, 31.3% less than in 3Q’07, and at an average price of R$441/tonne, 31.4% lower than the average price in the 3Q’07. As a result, the company built substantial sugar stocks of 865.3 thousand tonnes at the end of the quarter, 38.8% higher than the ending stocks in 3Q’07.

Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller	•
In the ethanol operations the situation was the opposite, with Cosan taking advantage of the external market as an outlet to boost ethanol sales while also regulating supply and supporting prices in the domestic market. As a result, sales in the quarter totaled 482.4 million liters, 22.2% more than in 3Q’07, at an average price of R$738/m3, 11.4% lower year on year, though relatively higher than the sugar price. Reflecting the strategy adopted of slower sales in the first two quarters of the year, Cosan ended the quarter with stocks of 507.7 million liters, 69.1% higher than ending stocks in the 3Q’07.

•
As a result, net operating revenue in the quarter was R$674.0 million, 30.6% higher than in 3Q’07. However, most of this reduction in revenue was minimized by the market risk management actions adopted by Cosan that enabled it minimize the adverse operating results through operations to hedge prices and the exchange rate. As a result, Cosan generated revenue of R$93.2 million in derivative operations in the 3Q’08, 2.6 times more than in the 3Q’07.

ri@cosan.com.br www.cosan.com.br

3Q'07	3Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
290.6	79.6	Gross Profit	953.7	199.6
29.9%	11.8%	Gross Margin	32.6%	10.5%
197.9	1.3	EBITDA	799.6	126.7
20.4%	0.2%	EBITDA Margin	27.4%	6.7%
233.2	94.4	EBITDAH (Adjusted by Hedge)	717.3	370.5
23.2%	12.3%	EBITDAH Margin	25.2%	17.3%
63.4	(71.4)	Net Profit (Loss)	192.5	(42.5)
6.5%	-10.6%	Net Margin	6.6%	-2.2%

Definitions:

FY’08 -    fiscal year begun May 1, 2007 and ending April 30, 2008

FY’07 -    fiscal year begun May 1, 2006 and ended April 30, 2007

3Q’08 -   quarter ended January 31, 2008

3Q’07 -   quarter ended January 31, 2007

YTD’08 -period begun on the same date as the FY’08 and ended at the close of the 3Q’08

YTD’07 -period begun on the same date as the FY’07 and ended at the close of the 3Q’07
• •
Another negative impact was the extended duration of the 2007-08 harvest through December due to weather factors, which resulted in low crop yields and low productivity in production processes. Thus, the average cost of goods sold remained at high levels, resulting in near zero EBITDA in the quarter. As a result, the EBITDAH in the quarter of R$94.4 million basically reflected the hedge operations, with EBITDAH margin of 12.3%, but were 59.5% lower in relation to the 3Q’07.

Given the slight appreciation in the U.S. dollar in the quarter, the net financial result in the quarter was affected by the impacts of foreign-exchange losses on dollar-denominated debt, which compares with foreign-exchange gains in the 3Q'07. Accordingly, in the 3Q’08 Cosan reported a net loss of R$71.4 million, versus net income of R$63.4 million in the 3Q’07, and reversing the year-to-date gain in the first two quarters into a year-to-date loss of R$42.5 million. However, note that this negative result is fully aligned with the company’s plans, and was even expected, as stated in the IPO prospectus of Cosan Ltd in August last year and also in the company’s guidance.

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•
Lastly, despite the extremely adverse conditions in the capital markets, the quarter was marked by the successful capital increase of R$1,736.7 million at Cosan S.A., an operation that was structured to enable the proceeds from the IPO carried out by Cosan Ltd. to be used for Cosan’s expansion projects in Brazil. The capital increase enjoyed excellent participation by minority shareholders, which ended up contributing R$547.9 million to the total value raised. Another important mark was the acquisition of Benálcool in February, which reaffirmed Cosan’s commitment to growth through acquisitions exclusively at fair prices, with the acquisition made at a multiple of US$59 per tonne of crushing capacity.

A. Market Overview

•
According to ÚNICA, a total of 431.8 million tonnes of sugarcane were crushed in the Central-South region of Brazil in the 07/08 harvest, 15.8% more than in the 06/07 harvest. Sugar production increased slightly to 26.2 million tonnes, 1.5% higher than in the previous harvest. Meanwhile, ethanol output grew by 26.6% year on year, surpassing the mark of 20 billion liters. Ethanol output comprised 12.9 billion liters of hydrated ethanol, 44% more than the 8.9 billion liters produced in 06/07, while anhydrous ethanol production remained practically flat at 7.3 billion tonnes. The production mix favored ethanol, which consumed 56% of sugarcane volumes, while sugar accounted for 44%.

•
This bias towards ethanol production is also expected in the 08/09 harvest. Preliminary estimates point to an increase in sugarcane production in the next harvest in the Central-South region of approximately 50 million tonnes, bringing total sugarcane crushed to 487 million tonnes. Of this total, roughly 30 million tonnes should come from the startup of 32 new units, with 14 of these units located in the state of São Paulo, 10 in Goiás state, and the remaining units in the states of Minas Gerais and Mato Grosso do Sul. The majority of this additional crushing capacity will be allocated to ethanol production, expanding the ethanol mix to approximately 60%. However, due to the high sugar prices in the past month, there is some uncertainty concerning a potential increase in sugar production that could lead to downward revisions in these forecasts calling for an increase in the ethanol mix.

•
Reports from international markets in the quarter reinforce somewhat the supply and demand fundamentals in the market, in particular the reports out of India. Forecasts for India’s 07/08 harvest suggest output will be slightly lower than previously projected, due to two factors: I) delays at the start of the harvest due to disputes over sugarcane prices between mills, state governments and producers; and ii) a decline in sugarcane output from producers due to lack of investment. However, given the high level of stocks, this drop in production will not impact exports, which could exceed 3 million tonnes. Two other important factors were caused by two large sugar importers: Russia and China. In Russia, high wheat prices promoted the migration of other crops, which should lead to contraction in the sugar beet area planted in 2008, while in China, the impact of the blizzard at the start of the year will certainly impact the 08/09 harvest, although the full extent has not yet been fully measured.

•
In the futures market, the past few weeks were marked by high volatility in sugar prices, with steep increases accompanied by sharp falls. To quantify this trend and provide a better idea of the intensity, at the start of the 3Q’08, raw sugar was quoted at US¢9.91/lb in international markets. However, in less than two months, this price has risen to US¢14.27/lb, an increase of 40%!

•	This movement in sugar prices suggests a weakening in the dependence of sugar futures prices on supply-demand fundamentals, which remain weak,

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accompanied by the growing influence of exogenous factors, such as the behavior of funds operating in the commodity market. During the 3Q’08, however, this price rally had not yet intensified. The average price of raw sugar on the international market in the quarter was US¢10.63/lb, or 6.4% below the average price in the 3Q’07. However, in relation to the previous quarter there was some recovery, with the average price 9.9% higher than the US¢9.67/lb in 2Q’08.

Raw Sugar Prices - Last 24 Months (NY11)

•
In the 3Q’08, major hedge funds as well as small funds and speculators significantly increased their net long positions, which in November stood at 136,000 lots, compared with approximately 228,000 lots at end January, or 22% of all open contracts. The net long position currently stands at 264,000 lots, or 26% of all open contracts. This sharp increase in funds’ long position corroborates the view outlined above.

•
Historically, investors' interest in commodities basically has been due to their negative correlation to stocks and the effects of growth in emerging-market countries on commodity prices. However, recently, the main driver of investment in commodities has been their growing use as a hedge against inflation.

Funds Position (volume%) vs. Price NY11 (cents/pound)

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•
The average price of refined sugar on international markets was US$306.93/tonne in the 3Q’08, down 13% in relation to the US$352.98/tonne in the same period a year earlier. In relation to the 2Q’08, the average price observed was 10% higher. The white premium registered solid improvement, quoted at the end of the 2Q’08 at US$77 per tonne, an increase of 30% quarter on quarter. The improvement in the white premium was due to reports from the European Union on the continued reform of its sugar regimes.

•
An important factor impacting Brazil’s sugar exports was high freight costs. Freights from Brazil’s Central-South region to Black Sea and Persian Gulf refineries reached the record level of US$80/tonne, almost three times higher than the level only two years ago. This sharp increase in freight prices was due to two main factors: i) the improvement in the competitive position of Middle East exporters in relation to Brazilian exporters, and ii) the high freight costs led to lower demand from importers, which opted to not rebuild stocks.

Refined Sugar Prices - Last 24 Months (LIFFE nº 5)

•
The average price of crystal sugar (ESALQ price) in the domestic market in 3Q’08 was R$23.90 per 50-kg sack (or R$478.07/tonne), a decline of 35% in relation to the R$36.67 per 50-kg sack (or R$733.47/tonne) in the 3Q’07. In relation to the 2Q’08, crystal sugar was 3.3% less expensive. Bear in mind that sugar prices in the domestic market that are not directly influenced by the action of speculators fund remained stable in the period.

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Crystal Sugar Prices - Last 24 Months (ESALQ 50 kg bags)

•
In the domestic ethanol market, the average price of hydrated ethanol (ESALQ) in the 3Q’08 was R$0.724 /liter, down 8.8% in relation to the R$0.794/liter in the 3Q’07. The average price of anhydrous ethanol was R$0.815/liter in the quarter, 5.3% less than the R$0.861/liter in the 3Q’07. Against the 2Q’08, hydrated and anhydrous ethanol prices were 24.6% and 23.1% higher, respectively. Although these increases appear significant, ethanol prices are lower than in the inter-harvest periods of previous years, when prices typically surpassed R$1/liter.

•
Even though international oil prices do not have an immediate impact on Brazilian gasoline prices, in the United States this effect has already been felt by consumers. The hike in gasoline prices in that country, which are already near US$3/gal, is positive for the U.S. ethanol industry, which has seen its margins compressed by high corn prices. Another positive driver for the U.S. ethanol industry is the new energy law taking effect, which will boost demand for ethanol in 2008 to 9 billion gallons.

•
The higher prices of corn and especially wheat have compressed the margins of European ethanol producers, and, given the relatively low price of Brazilian ethanol, this has fueled Brazil’s ethanol exports. In 2007, Brazil’s exports to Europe totaled 1 billion liters, up 80% in relation to 2006, when some 550 million liters were shipped. Note that currently only four European countries – Germany, France, United Kingdom and Holland – have mandated the addition of biofuel to their fuel blends.

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nol Prices - Last 24 Months (ESALQ)
Ethanol Prices - Last 24 Months (ESALQ)

•
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.461/liter in the quarter, while hydrated ethanol prices averaged R$1.521/liter, for parity of 61.8%. Based on a survey conducted on January 30 in only three Brazilian states (Amana, Pará and Rorem), the parity of ethanol prices to gasoline prices was above 75%. In São Paulo, the country’s largest consumption center, this parity stood at 53.6%.

•
According to the ANP, hydrated ethanol consumption in Brazil in 2007 was almost 50% higher than in 2006, which compares with growth in the fuel market as a whole of 7.57% in the same period, and for the first time since the extinction of the pro-ethanol program known as Proálcool, Brazil’s ethanol consumption is almost equal to its gasoline consumption. In January (last available data), 948 million liters of hydrated ethanol and 504 million liters of anhydrous ethanol were sold, for a total of 1.45 billion liters. Gasoline sales in the same month totaled 1.51 billion liters, for a difference of only 60 million liters.

Flex-fuel Vehicles Sales Evolution

•
Solid economic growth and the higher availability of credit have continued to drive new car sales. In 3Q’08, sales of flex-fuel vehicles stood at 577,000 units, accounting for 87% of new car sales. There are now approximately 5 million flex-

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fuel vehicles on Brazilian roads, representing approximately 20% of all light passenger vehicles in the country.

Exchange Rate Evolution - Last 24 Months (R$/US$)

•
At the close of the 3Q’08, the local exchange rate stood at R$1.7603/US$, for local currency depreciation against the U.S. dollar of 0.9% in relation to the end of 2Q’08. However, since the close of the quarter, the dollar has depreciated against major currencies, particularly against the real, with the local exchange rate reaching its lowest level in nine years, at below R$1.70/US$.

B. Operating Performance

•
In line with the company’s guidance, market prices were lower than in FY2007, leading to net operating revenue of R$674.0 million in the 3Q’08, down 30.6% in relation to the 3Q’07. Part of this revenue contraction ended up translating into lower prices paid for sugarcane acquired from suppliers, in turn leading to a decline of 12.6% in cost of goods sold in the 3Q’08 (R$594.4 million.) The combination of these two effects resulted in EBITDA close to breakeven. However, adjusting for the gains in derivative operations contracted to hedge sugar sale prices and the exchange rate used to convert exports into Brazilian real resulted in EBITDAH of R$94.4 million with margin of 12.3%, although 59.5% lower than the EBITDAH of R$233.2 million in the 3Q’07. The amortization of goodwill of R$48.2 million in the quarter, as well as the net financial expense with foreign exchange variation on USD-denominated debt reversed the gain to an EBITDAH loss in the quarter of R$71.4 million, which compares with a net gain of R$63.4 million in the 3Q’07.

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3Q'07	3Q'08	Income Statement (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
(680.2)	(594.4)	Cost of Goods Sold	(1,969.3)	(1,693.5)
(30.6)	(47.8)	with Depreciation & Amortization	(160.5)	(312.2)
290.6	79.6	Gross Profit	953.7	199.6
29.9%	11.8%	Gross Margin	32.6%	10.5%
(71.2)	(73.4)	Selling Expenses	(206.9)	(226.5)
(52.8)	(49.9)	General & Adm. Expenses	(148.4)	(152.5)
0.7	(2.7)	Other Operating Expenses	40.7	(6.2)
197.9	1.3	EBITDA	799.6	126.7
20.4%	0.2%	EBITDA Margin	27.4%	6.7%
233.2	94.4	EBITDAH (Adjusted by Hedge)	717.3	370.5
23.2%	12.3%	EBITDAH Margin	25.2%	17.3%
(17.6)	(11.9)	Net Financial Expenses	(175.6)	283.3
0.1	0.1	Equity Income	0.5	0.2
(55.9)	(48.2)	Goodwill Amortization	(167.8)	(160.8)
0.1	1.1	Other Non-Operat.Result/Extraordinary	1.6	6.3
94.0	(105.5)	Profit Before Income Tax	297.8	(56.5)
(30.0)	33.5	Income Tax	(101.3)	12.1
(0.6)	0.6	Minority Interests	(3.9)	1.9
63.4	(71.4)	Net Profit (Loss)	192.5	(42.5)
6.5%	-10.6%	Net Margin	6.6%	-2.2%

Lower VHP sugar exports alter the typical revenue mix	•
The sharp reduction in VHP sugar sales in the quarter had two important effects on the revenue mix: i) the decline in the relative importance sugar, which accounted for only 41.2% of net revenue (60.6% in the 3Q’07), while ethanol, which posted accelerating sales growth, accounted for 52.8% of total sales (33.9% in the 3Q’07); and ii) likewise, the share of exports declined from 59.1% of overall sales revenue in the 3Q’07 to 45.4% in the 3Q’08. Of course, the low volumes ended up further penalizing the ability to dilute fixed costs in the company’s results.

3Q'07	3Q'08	Sales Composition (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
588.3	277.4	Sugar Revenue	1,834.9	1,019.0
81.1	60.9	Local	270.5	183.9
507.2	216.6	Export	1,564.4	835.1
329.0	356.2	Ethanol Revenue	916.4	718.9
265.1	270.0	Local	651.5	538.4
64.0	86.2	Export	264.8	180.5
53.4	40.3	Other Revenue	171.7	155.3
51.3	37.3	Local	164.9	143.7
2.2	3.1	Export	6.9	11.6

•
The reduction in VHP sugar export volumes led sugar sales volume to contract by 31.3% to 629.0 thousand tonnes, from 915.7 thousand tonnes in the 3Q’07. On the other hand, ending sugar stocks totaled 865.3 thousand tonnes, 38.8% higher than at the close of 3Q’07.

3Q'07	3Q'08	Sugar Business	YTD'07	YTD'08
		Volume Sold (thousand tons)
915.7	629.0	Total Local & Export	2,624.2	2,295.1
115.0	126.4	Local	341.9	360.9
800.7	502.7	Export	2,282.3	1,934.2
		Average Unit Price (R$/ton)
643	441	Total Local & Export	699	444
706	482	Local	791	510
633	431	Export	685	432

•
Average sugar prices once again posted significant declines of 31.8% in the domestic market and of 32.0% in the world market. In the world market, the decline in average prices was attenuated by the mix, which had a much higher

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weighting of refined sugar, due to the sharp drops in VHP sugar volumes. In the 3Q’08, refined sugar accounted for 22.8% of exports, versus only 14.3% of exports in the 3Q’07. Compared with NY11 prices, the average sugar price in the quarter was US¢11.26/lb, while the average NY11 price was US¢10.68/lb. Incorporating the hedge adjustments resulted in an average price of US¢12.56/lb.

•
In ethanol, in accordance with the strategy released in the 2Q’08, Cosan sold record ethanol volumes of 482.4 million liters in the 3Q’08, 22.2% more than in the 3Q’07. Nevertheless, given the high ethanol bias of this sugarcane harvest, ending stocks in the 3Q’08 were still 69.1% higher than at the end of 3Q’07, growing to 507.7 million liters. The high ethanol volumes were also boosted by exports, which rose to 115.5 million liters in the 3Q’08 (vs. 65.7 million liters in the 3Q’07).

3Q'07	3Q'08	Ethanol Business	YTD'07	YTD'08
		Volume Sold (million liters)
394.8	482.4	Total Local & Export	1,023.6	1,033.0
329.1	366.9	Local	782.5	783.8
65.7	115.5	Export	241.1	249.2
		Average Unit Price (R$/thousand liters)
833	738	Total Local & Export	895	696
805	736	Local	833	687
973	746	Export	1,099	724

Record ethanol volumes with better prices than at the start of the crop year	•
Although the average unit price of ethanol was lower than in the 3Q’07 (-8.6% in the domestic market and -23.3% for exports), it continued its upward trend, increasing by 16.4% in relation to the previous quarter (+20.3% higher in the domestic market and +3.6% in the world market).

•
The cost of goods and services sold totaled R$594.4 million, down 12.6% in relation to 3Q’07, with sugar costs 35.0% lower and ethanol costs 15.3% higher. The paths of costs of goods sold for each product reflect the volumes effectively sold, however unit costs registered important variations.

3Q'07	3Q'08	COGS per Product	YTD'07	YTD'08
(680.2)	(594.4)	Cost of Good Sold (R$MM)	(1,969.3)	(1,693.5)
(383.9)	(249.6)	Sugar	(1,135.3)	(913.1)
(265.3)	(306.0)	Ethanol	(690.1)	(660.8)
(31.0)	(38.8)	Other Products/Services	(144.0)	(119.6)
		Average Unit Cost (R$)
419	397	Unit COGS of Sugar (R$/ton)	433	398
672	634	Unit COGS of Ethanol (R$/thousand liters)	674	640
n.a.	n.a.	Unit COGS of Other Products/Services	n.a.	n.a.

Own sugarcane units costs at high levels	•
For sugarcane acquired from suppliers and leases, the average sugarcane price measured by Consecana declined by 30.9% to R$0.2423 per kilogram of TRS, which represents a reduction in the average cost of production from third-party sugarcane. On the other hand, the extended harvest that lasted through December, a month marked by heavy rainfall, as was the case of November, ended up incorporating into sugar and ethanol costs a significant part of the idle capacity in the fields and at the mills. Furthermore, the slight shortfall in own sugarcane production of approximately 800 thousand tonnes, of which 200 thousand tonnes was effectively shortfall and 600 thousand tonnes was cane not harvested. This shortfall led to higher unit costs in sugar and ethanol production, due to the lower dilution of planting costs inter-harvest maintenance expenses.

Also worth mention is the significant volume of sugar trading in the quarter, which is usually a low-margin operation. In fact, 40.7 thousand tons, or 6.5%, of the total sugar sales were through trading operations at an average cost R$427

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per ton. In the 3Q’07, 15.2 thousand tons, or 1.3%, were sold at average cost of R$646 per ton. As for ethanol, 24.1 million liters of the total sales of 482.4 million in the quarter, that is, 5% of the volume sold, were through trading operations at the average cost of R$682 per m³, against 39.4 million liters, or 9.9% of the total volume at average cost of R$880 per m³ in the 3Q’07.

Selling expenses reflect accounting reclassifications	•
Selling expenses stood at R$73.4 million in the 3Q’08, 3.1% higher than in the 3Q’07, and were adversely affected (as already announced in the previous quarter) by the accounting reclassification of port expenses related to own sugar, which previously was allocated to costs of other goods and services. Furthermore, an expense of R$2.0 million related to a provision for commercial discounts to large retail chains was booked in the quarter, which did not occur in the 3Q’07. Lastly, selling expenses were also boosted by the reallocation of personnel involved with in-house logistics, which in FY'07 were allocated to industrial production costs, but in FY'08 were allocated to selling expenses. In other words, the sales department now has strategic responsibility over finished product stocks (previously the responsibility of the industrial area), putting the company in more direct contact with market needs. As a result, unit selling expenses, measured per tonne of TRS (converting ethanol into sugar equivalent by the parameters determined by Consecana) increased by 13.6%, from R$45 to R$52 per tonne of sugar equivalent.

3Q'07	3Q'08	Selling Expenses	YTD'07	YTD'08
(71.2)	(73.4)	Selling Expenses (R$MM)	(206.9)	(226.5)
(43.1)	(30.2)	Sugar	(129.8)	(121.9)
(24.1)	(38.8)	Ethanol	(64.8)	(86.0)
(3.9)	(4.4)	Other Products/Services	(12.2)	(18.6)
		Avg. Unit Selling Cost (R$)
47	48	Unit Sale Cost of Sugar (R$/ton)	49	53
61	80	Unit Sale Cost of Ethanol (R$/thousand liters)	63	83
n.a.	n.a.	Unit Sale Cost of Other Products/Revenues	n.a.	n.a.

•
General and administrative expenses in the 3Q’08 were R$49.9 million, down 5.4% versus the 3Q’07 result, although higher than in the 2Q’08. In the comparison with the 3Q’07, the reduction was due to the conclusion of the consulting services involving the management of market risk and the preparation of financial statements under US GAAP. In the comparison with 2Q’08, the increase was primarily due to the onset of expenses with accounting audits as of October 2007 and consulting services related to the budget process for the next fiscal year. In unit terms, given the low sugar sales volumes, general and administrative expenses increased by 4.1% from R$34 to R$35 per tonne of sugar equivalent.

3Q'07	3Q'08	General & Administrative Expenses	YTD'07	YTD'08
(52.8)	(49.9)	G&A Expenses (R$MM)	(148.4)	(152.5)
(32.0)	(20.6)	Sugar	(93.2)	(82.1)
(17.9)	(26.4)	Ethanol	(46.5)	(57.9)
(2.9)	(3.0)	Other Products/Services	(8.7)	(12.5)
		Avg. Unit. G&A Cost (R$)
35	33	Unit G&A Cost of Sugar (R$/ton)	36	36
45	55	Unit G&A Cost of Ethanol (R$/thousand liters)	45	56
n.a.	n.a.	Unit G&A Cost of Other Products/Services	n.a.	n.a.

•
The other operating expenses of R$2.7 million in the quarter were caused primarily by the adjustment of provisions for contingencies, which compares with almost insignificant other operating expenses in the 3Q’07.

Financial results impacted by FX variations	•
The net financial expenses of R$11.9 million in the quarter were 32.7% lower than in the 3Q’07. While charges on gross debt increased chiefly as a result of the acceleration in inflation as measured by the IGP-M index, which generates higher costs with debt restructured under the Financial Assets Rehabilitation

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•	Program - PESA (although with no cash effect), the income from short-term investments were also higher, reflecting the greater average cash position in the period. The foreign exchange variation on, in particular, dollar-denominated debt follows the path of exchange-rate variation at end of period, and thus in the 3Q’08 represented a negative result. The residual value of the premium paid to repurchase 2009 bonds reflects the commissions paid to the bank acting as lead manager in the offer after its conclusion, which was effected over the course of the quarter. The interest on action for damages reflects the monetary restatement applicable on the assets constituted under the line credits from actions for damages. The result of other interest and monetary variations includes R$30.2 million from the reclassification of results booked unduly in the 2Q’08 (with a balancing item in the line results of derivative operations), and after this adjustment remained in line with the 3Q’07 result.

3Q'07	3Q'08	Financial Expenses, Net (R$MM)	YTD'07	YTD'08
(58.7)	(64.3)	Interest on Financial Debt	(185.8)	(185.3)
8.6	13.7	Financial Investments Income	53.0	57.8
(50.1)	(50.6)	Sub-total: Interest on Net Financial Debt	(132.8)	(127.6)
(7.1)	(38.4)	Other interest and monetary variation	(37.7)	(60.3)
12.4	(14.2)	Exchange Variation	(31.6)	260.3
35.3	93.2	Gains (losses) with Derivatives	(82.3)	243.8
(8.1)	(8.4)	CPMF Taxes, Banking Fees and Other	(25.1)	(21.0)
-	-	Discounts in Promissory Notes	25.6	-
-	-	Discounts in VAT - Law 12,399/06	65.4	-
-	-	Recalc. Provision Interest IAA	42.8	-
-	(1.2)	Premium Paid in Bond Tender Offer	-	(31.4)
-	7.8	Interest on Indemnity from Government	-	19.3
(17.6)	(11.9)	Net Financial Expenses	(175.6)	283.3

•
Derivative operations to hedge sale prices generated financial revenue of R$93.2 million in the quarter, comprised of R$54.7 from foreign-currency hedges and R$38.5 million from sugar and ethanol price hedges. At the close of the 3Q’08, Cosan had 2,152.6 thousand tonnes of VHP sugar based on the NY11 contract with an average price of US¢11.35/lb (with 472.5 thousand tonnes in this harvest at US¢10.73/lb), with an estimated negative market value of R$154.9 million, and 58.5 thousand tonnes of refined sugar based on the No. 5 Contract in London hedged at the average price of US$337.48 per tonne and with a negative market value estimated at R$2.4 million. The company has 6.8 million liters of ethanol based on the NYMEX gasoline contract at an average price of US$2.09 per gallon and with an estimated negative market value of R$1.2 million, and, lastly, US$450.0 million hedged at an average exchange rate of R$1.8847/US$ and with an estimated market value of R$22.4 million. Taking advantage of the high sugar prices recently, Cosan continued its program of fixing prices after the end of the quarter. By March 12, it had fixed the price of additional 1,836.0 thousand tonnes of VHP sugar referenced in the NY11 agreement at the average price of US¢14.43/lb.

•
Expenses with amortization of goodwill, with no cash effect, totaled R$48.2 million in the 3Q’08, adequately reflecting the amortization schedule, adjusted to the paralysis of the amortization of the goodwill paid in the acquisition of the interest in the Santa Luiza Group, given the plant’s restructuring by the controlling groups.

•
Revenue with income tax and social contribution tax was R$33.5 million, which primarily came from the creation of active tax credits related to tax losses and the negative base of accrued social contribution tax, which totaled R$92.0 million at the end of 3Q’08 and will be recovered over the coming fiscal years.

•	In view of the above results, the company posted a net loss of R$71.4 million, which exceeded the accrued net income in the first two quarters of the year, for

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net income year to date of R$42.5 million, which was fully aligned with the company’s planning. In the 3Q’07, Cosan posted a net loss of R$63.4 million.

C. Financial Situation

•
Gross debt stood at R$2,356.7 million at the close of the 3Q’08, down substantially from the R$3,129.4 million at the close of the 3Q’07, driven by foreign-exchange effects and the prepayment of US$164.2 million in the 2009 Senior Notes mentioned previously in the 2Q’08. Considering the cash and cash equivalents and financial assets, net debt totaled R$465.6 million in the 3Q’08, compared to R$1,490.7 million in the 3Q’07. In this comparison, the main difference is due to the solid cash position obtained from the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 5, 2007. Excluding the debt that does not involve cash transactions, i.e., the debentures settled through the transfer of land and the PESA debt settled against National Treasury Notes (CTNs) held as assets, the net debt position was practically insignificant, at only R$71.3 million in the quarter, versus R$1,112.1 million in the 3Q’07.

Debt per Type (R$MM)	3Q'07%		3Q'08%		Var.
Senior Notes 2009	440.4	14.1	68.7	2.9	(371.6)
Senior Notes 2017	850.5	27.2	704.0	29.9	(146.6)
Perpetual Notes	975.1	31.2	807.7	34.3	(167.4)
PESA Securitization	497.4	15.9	539.1	22.9	41.7
Finame (BNDES)	9.7	0.3	11.3	0.5	1.7
Working Capital	32.5	1.0	40.6	1.7	8.1
IFC	139.0	4.4	100.3	4.3	(38.7)
Debentures	55.4	1.8	55.1	2.3	-
Advances from Customers	125.7	4.0	30.0	1.3	(95.7)
Promissory Notes	3.7	0.1	-	-	(3.7)
Related Parties	-	-	-	-	-
Gross Debt	3,129.4	100.0	2,356.7	100.0	(772.3)
Cash & Marketable Securities	1,280.5	40.9	1,448.2	61.4	167.7
Advances to Suppliers	184.0	5.9	243.1	10.3	59.1
CTN's - Brazilian Treasury Bills	119.2	3.8	144.9	6.1	25.7
Land related to the Debentures	55.1	1.8	55.1	2.3	-
Net Debt	1,490.7	47.6	465.6	19.8	(1,025.1)
Total Debt without PESA/Debentures	2,576.5	82.3	1,762.6	74.8	(813.9)
Net Debt without PESA/Debentures	1,112.1	35.5	71.3	3.0	(1,040.7)

•
Short-term debt remained at minimal levels, accounting for only 4.5% of total debt at the end of the 3Q’08. In terms of currency denomination, with the partial prepayment of the 2009 Senior Notes, the weighting of dollar-denominated debt declined from 79.2% to 72.0%, and continued to offer an attractive natural hedge for Cosan’s export revenue.

Debt Profile (R$MM)	3Q'07%		3Q'08%		Var.
Total Debt	3,129.4	100.0	2,356.7	100.0	(772.6)
Short-Term	163.1	5.2	104.9	4.5	(10.4)
Long-Term	2,966.2	94.8	2,251.8	95.5	(714.4)
Real - R$	650.5	20.8	660.9	28.0	(58.2)
Dollar - US$	2,478.9	79.2	1,695.8	72.0	(783.0)

D. Investment

•
Operating capex totaled R$270.8 million in the quarter, 143.4% higher than in the same period a year ago. The funds were mainly invested in the planting of sugarcane, in projects to expand capacity, and in cogeneration projects to produce electricity from sugarcane bagasse.

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3Q'07	3Q'08	Capex (R$MM)	YTD'07	YTD'08
0.0	0.4	New Investments, including Goodwill	3.7	4.6
0.0	0.2	Deferred Charges & Other	0.3	1.3
-	-	Incorporated PP&E and Land Acquisition	-	3.3
31.6	72.5	Sugar Cane Planting Costs	109.6	178.3
32.8	24.4	Co-generation Projects	73.0	100.4
-	37.4	Inter-harvest Maintenance Costs	-	41.0
46.8	136.4	Investments in P,P&E	135.8	254.9
111.3	271.4	Capex	322.4	583.8
111.2	270.8	Operating Capex	318.4	574.6

•
Investments in the planting of sugarcane totaled R$72.5 million, of which R$25.0 million was exclusively related to the cost of cuttings to replicate new fields in the greenfield projects in Goiás state. Other important drivers of this high investment was the conclusion of the works to prepare fields for the expansion of the Gasa plant, as well as works to renew the fields of other mills.

•
In the 3Q’08, Cosan invested R$24.4 million in electricity cogeneration plants at the Rafard, Costa Pinto and Bonfim units. Investment in cogeneration already total R$187.9 million. The works, which are advancing on schedule, should be concluded by the start of the next fiscal year, enabling electricity generation to start on an experimental basis already in FY'09.

Agricultural mechanization among key investments	•
Of the total investment of R$136.4 million in fixed assets in general, R$24.8 million already reflects the disbursements of advances related to the greenfield project in Goiás state. An important part of this investment is also to expand the Gasa plant. Lastly, another important investment was the R$14.8 million used to acquire 21 mechanized harvesters in the process to increase mechanization.

•
The inter-harvest maintenance activities began later than usual, due to the extended duration of the 2007-08 harvest, and consume R$37.4 million in the 3Q’08. In FY’07, these expenses were only registered as operating capex in 4Q07 when the accounting criteria were changed, in accordance with Brazilian accounting standards.

E. Material Facts

•
An important development in the period was the partnership formed last November with Promon Engenharia, a leading company specializing in the development, consulting, integration and implementation of infrastructure solutions for key sectors of Brazil’s economy. Through a contract for EPC-M services (management of engineering, procurement and construction), Promon will be responsible for managing the construction of the greenfield project in Goiás state, providing an additional level of guarantee to this important initiative by Cosan, which represents an increase in sugarcane crushing capacity of 10 to 12 million tonnes for the group, with a subsequent increase in ethanol production, as well as own cogeneration projects to generate electricity using sugarcane bagasse and leaves. Through this partnership, Cosan seeks to innovate production of ethanol and energy, by adding its knowledge of the production process to Promon’s engineering expertise. With this, Cosan expects to produce with greater efficiency and at lower costs, through the most modern plants in the world.

	•	Seeking to strengthen its commercial structure, on November 1, 2007, Cosan acquired, for the symbolic price of US$4,500.00, a 50% interest in the trading house Vertical UK LLP, with the remaining 50% interest held by its principal executives, who continue to manage the company. Vertical is a trading company specialized in renewable products, and operates primarily selling and distributing ethanol and biodiesel. The most important objective of this investment is to

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accelerate the group’s intenationalization process and develop new ethanol markets, and to achieve this goal Cosan now has the indirect support of a team of professionals who are highly qualified and specialized in this market.

•
On January 23, 2008, Cosan concluded yet another phase of its restructuring plant, through a capital increase of R$1,736,700,000.00 (one billion, seven hundred and thirty-six million and seven hundred reais) with the issue of 82,700,000 registered book-entry common shares with no par value at the issue price of R$21.00 (twenty-one reais) per share. The capital increase enjoyed excellent participation by minority shareholders, which exercised 64.1% of their subscription rights, representing R$547,944,684.00 Consequently, Cosan Limited subscribed to the remaining shares, and now holds an interest of 56.11% in Cosan S.A.

•
On February 14, 2008, Cosan announced the acquisition of 100% of the shares in Usina Benálcool. The acquisition was worth R$106.9 million, to be paid primarily through own funds. On January 31, 2008, Usina Benálcool had R$34.0 million in debt, and a balance of cash and cash equivalents of R$6.5 million. Usina Benálcool has installed sugarcane capacity of 1.3 million tonnes and is located in the region of Araçatuba, where the Cosan Group already has four other production units. The acquisition will strengthen the group's presence in the region, in line with its strategy of forming clusters.

F. Guidance for FY’08

•
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

Guidance	2006FY	2007FY	2008FY	Changes from previous guidance
FX Rate - EoP (R$:US$)	2.0892	2.0339	▼▼	-
Crushed Cane Volume (thousand tons)	27,891	36,154	▲	-
Sugar Volume Sold (thousand tons)	2,469	3,241	=	-
Ethanol Volume Sold (million liters)	1,016	1,322	▲	-
Avg. Sugar Price (R$/ton)	603	683	▼▼	-
Avg. Ethanol Price (R$/thousand liter)	844	897	▼▼	-
Revenues (R$MM)	2,478	3,605	▼▼	-
COGS (R$MM)	1,721	2,481	▼	-
EBITDA (R$MM)	518	928	▼▼▼	-
Net Profit/Loss (R$MM)	(65)	357	▼▼▼	-
Operating Capex (R$MM)	209	575	▲▲▲	-

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G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Gross Operating Revenue		2,048.3	2,702.4	3,902.9	818.0	1,014.7	1,084.3	1,048.5	755.4	636.4	678.3	747.5
(-)	Sales Taxes and Deductions	(147.9)	(224.5)	(297.8)	(70.6)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)
(=)	Net Operating Revenue	1,900.4	2,477.9	3,605.1	747.5	944.1	1,008.1	970.8	682.1	591.7	627.5	674.0
(-)	Cost of Goods Sold and Services Rendered	(1,338.5)	(1,721.3)	(2,481.1)	(507.3)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)
(=)	Gross Profit	561.8	756.6	1,123.9	240.2	368.2	294.9	290.6	170.3	43.7	76.4	79.6
	Margin	29.6%	30.5%	31.2%	32.1%	39.0%	29.3%	29.9%	25.0%	7.4%	12.2%	11.8%
(-)	Operating Income (Expenses):	(528.5)	(819.1)	(558.6)	(234.7)	(351.2)	(109.7)	(196.7)	98.9	(24.6)	(51.8)	(186.1)
(-)	Selling	(171.7)	(217.1)	(282.0)	(46.4)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)
(-)	General and Administrative	(121.9)	(150.0)	(246.2)	(44.9)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)
(-)	Financial Income (Expenses), Net	(102.0)	(245.2)	158.0	(85.4)	(185.7)	27.7	(17.6)	333.6	150.8	144.3	(11.9)
(±)	Earnings (Losses) on Equity Investments	-	0.6	(0.1)	0.1	0.3	0.1	0.1	(0.5)	0.1	0.0	0.1
(-)	Goodwill Amortization	(93.2)	(142.8)	(223.7)	(50.0)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)
(±)	Other Operating Income (Expenses), Net	(39.7)	(11.8)	35.3	(5.5)	(3.0)	43.1	0.7	(5.4)	(1.5)	(2.0)	(2.7)
(-)	Expenses with Placement of Shares	-	(52.8)	-	(2.6)	-	-	-	-	-	-	-
(=)	Operating Income (Loss)	33.3	(62.5)	565.3	5.5	17.0	185.3	93.9	269.1	19.1	24.6	(106.6)
	Margin	1.8%	-2.5%	15.7%	0.7%	1.8%	18.4%	9.7%	39.5%	3.2%	3.9%	-15.8%
(±)	Non-operating Result, Net	2.7	(1.0)	2.0	2.1	1.2	0.3	0.1	0.4	3.0	2.3	1.1
(=)	Income (Loss) before Taxes	36.0	(63.5)	567.3	7.6	18.2	185.6	94.0	269.5	22.1	26.9	(105.5)
(±)	Income and Social Contribution Taxes	(22.2)	5.8	(203.9)	(2.6)	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)	33.5
(±)	Minority Interest	3.3	(6.9)	(6.2)	(5.8)	(1.6)	(1.8)	(0.6)	(2.3)	0.6	0.7	0.6
(=)	Net Income (Loss) for the Year	17.1	(64.6)	357.3	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)
	Margin	0.9%	-2.6%	9.9%	-0.1%	0.6%	12.3%	6.5%	24.2%	2.3%	2.4%	-10.6%
l	EBITDA	340.9	517.7	928.0	168.5	329.1	272.6	197.9	128.4	49.5	75.9	1.3
	Margin	17.9%	20.9%	25.7%	22.5%	34.9%	27.0%	20.4%	18.8%	8.4%	12.1%	0.2%
l	EBITDAH (Ebitda adjusted by Hedge)	275.6	308.6	853.7	56.4	203.2	280.9	233.2	136.4	133.3	142.7	94.4
	Margin	15.0%	13.6%	24.2%	8.9%	24.8%	27.6%	23.2%	19.8%	19.7%	20.6%	12.3%
l	Depreciation & Amortization	112.3	139.9	297.0	25.0	70.3	59.5	30.6	136.5	125.4	139.0	47.8

Balance Sheet	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Cash and Cash Equivalents	35.2	61.0	643.8	61.0	176.2	56.7	976.8	643.8	579.0	135.1	115.7
Marketable Securities	3.9	770.5	573.3	770.5	633.6	345.7	303.7	573.3	237.4	6.5	1,332.5
Derivative Financial Instruments	0.9	288.6	37.6	288.6	72.8	15.2	8.5	37.6	94.0	3.6	67.3
Trade Accounts Receivable	119.1	212.6	112.3	212.6	232.2	277.4	212.1	112.3	140.4	107.3	105.4
Inventories	339.8	390.8	503.4	390.8	876.2	1,221.2	857.9	503.4	790.2	1,194.8	1,019.7
Advances to Suppliers	94.6	132.7	211.4	132.7	167.3	174.2	184.0	211.4	308.6	304.5	243.1
Related Parties	44.8	0.0	-	0.0	0.1	-	0.1	-	-	-	-
Deferred Income and Social Contribution Taxes	14.2	41.4	38.1	41.4	58.3	56.9	144.9	38.1	26.9	24.2	26.0
Other Assets	61.4	115.7	104.9	115.7	133.3	124.7	121.7	104.9	94.2	75.1	79.7
Current Assets	713.9	2,013.4	2,224.7	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4
Accounts Receivable from Federal Government	-	-	318.4	-	-	-	-	318.4	318.4	331.4	339.2
CTN's-Restricted Brazilian Treasury Bills	47.0	104.9	123.3	104.9	109.6	114.0	119.2	123.3	127.8	135.9	144.9
Deferred Income and Social Contribution Taxes	51.5	361.8	242.5	361.8	342.9	299.3	214.0	242.5	261.6	277.1	297.9
Other Assets	17.7	99.5	112.4	99.5	96.5	93.7	113.0	112.4	108.1	105.8	151.8
Investments	13.1	13.4	93.2	13.4	13.6	13.6	13.7	93.2	13.8	13.9	14.0
Property, Plant and Equipment	1,481.6	1,656.4	2,013.1	1,656.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3
Goodwill	357.6	1,353.0	1,133.2	1,353.0	1,300.5	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4
Deferred Charges	2.4	2.3	2.6	2.3	2.4	2.3	2.2	2.6	3.2	3.6	3.7
Permanent Assets	1,970.9	3,591.3	4,038.6	3,591.3	3,469.1	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1
(=) Total Assets	2,684.8	5,604.8	6,263.4	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4
Loans and Financings	38.1	68.8	89.0	68.8	75.0	73.4	75.9	89.0	116.5	105.1	74.9
Derivatives Financial Instruments	3.2	65.4	35.5	65.4	32.5	20.5	2.5	35.5	48.0	31.2	20.5
Trade Accounts Payable	94.9	201.7	113.8	201.7	379.6	348.0	197.2	113.8	315.2	373.3	196.3
Salaries Payable	30.1	49.7	63.3	49.7	77.2	92.0	37.5	63.3	91.7	113.4	51.7
Taxes and Social Contributions Payable	88.1	111.1	126.2	111.1	134.8	107.3	114.8	126.2	131.5	101.0	93.3
Advances from Customers	188.1	79.2	49.4	79.2	55.1	98.4	83.2	49.4	41.0	28.7	30.0
Promissory Notes	14.6	55.8	1.3	55.8	41.0	37.8	3.7	1.3	1.3	-	-
Related Parties	1.4	0.1	0.7	0.1	0.1	0.7	-	0.7	-	-	-
Deferred Income and Social Contribution Taxes	4.9	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	30.8	32.8	107.2	32.8	64.7	64.9	27.2	107.2	87.3	12.3	8.3
Current Liabilities	494.1	670.0	591.7	670.0	865.3	848.4	547.5	591.7	838.1	770.5	480.5
Loans and Financing	798.4	2,002.7	2,770.4	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8
Taxes and Social Contributions Payable	217.4	446.9	338.5	446.9	435.2	355.8	346.2	338.5	336.5	345.0	340.1
Promissory Notes	48.1	12.7	-	12.7	3.6	-	-	-	-	-	-
Provision for Contingencies	245.9	907.4	728.0	907.4	886.5	705.4	717.4	728.0	741.0	757.5	775.3
Advances from Customers	80.8	86.9	49.5	86.9	89.6	87.1	42.5	49.5	15.6	14.5	-
Deferred Taxes on Revaluation Reserves	25.2	40.8	33.4	40.8	39.0	37.2	35.4	33.4	30.9	28.3	27.4
Other Liabilities	8.4	67.9	100.6	67.9	63.5	63.8	62.4	100.6	109.6	105.9	107.0
Noncurrent Liabilities	1,424.3	3,565.4	4,020.4	3,565.4	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7
Minority Shareholders' Interest	3.5	14.0	20.2	14.0	15.6	17.4	17.9	20.2	19.6	18.9	18.2
Capital	301.0	1,185.8	1,192.7	1,185.8	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3
Profits Reserve	-	-	227.3	-	-	-	-	227.3	227.3	227.3	16.0
Legal Reserve	7.1	-	16.0	-	-	-	-	16.0	16.0	16.0	227.3
Revaluation Reserves	326.6	195.9	195.0	195.9	195.6	195.4	195.2	195.0	194.7	194.5	194.4
Accumulated losses	128.2	(26.2)	-	(26.2)	(20.6)	103.4	167.0	-	13.9	29.4	(41.9)
Shareholders' Equity	762.9	1,355.4	1,631.0	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1
(=) Total Liabilities & Shareholders' Equity	2,684.8	5,604.8	6,263.4	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4

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March, 2008 Cosan | Renewable Energy for a Better World

Cash Flow Statement	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of reais)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net Income (Loss) for the Year	17.1	(64.6)	357.3	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	-	(0.6)	0.1	(0.1)	(0.3)	(0.1)	(0.1)	0.5	(0.1)	(0.0)	(0.1)
Depreciation & Amortization	112.3	139.9	297.0	25.0	70.3	59.5	30.6	136.5	125.4	139.0	47.8
Residual Value of Permanent Assets Disposals	10.6	6.7	8.4	3.1	2.0	1.6	1.0	3.8	2.6	4.2	0.1
Goodwill Amortization	93.2	142.8	223.7	50.0	56.4	55.6	55.9	55.9	56.0	56.6	48.2
Accrued Financial Expenses	22.3	48.7	(190.6)	(14.2)	91.2	(1.8)	65.0	(344.9)	(103.0)	(63.2)	87.5
Other Non-cash Items	6.4	(25.6)	119.7	(9.4)	6.9	3.1	(7.3)	117.0	(9.9)	(17.0)	(17.6)
(=) Adjusted Net Profit (Loss)	262.0	247.4	815.5	53.6	231.9	241.7	208.4	133.5	84.5	134.8	94.5
(±) Decrease (Increase) in Assets	(88.8)	(366.5)	165.0	(177.0)	(269.9)	(263.8)	356.6	342.1	(441.8)	(272.1)	31.9
(±) Increase (Decrease) in Liabilities	15.1	51.7	(237.2)	73.8	204.6	(232.7)	(264.3)	55.3	217.1	(34.6)	(184.5)
(=) Cash Flow from Operating Activities	188.3	(67.4)	743.3	(49.6)	166.6	(254.8)	300.7	530.8	(140.2)	(171.8)	(58.1)
Marketable Securities	40.8	(766.6)	197.2	(350.1)	136.9	287.9	42.0	(269.6)	338.7	230.9	(1,326.0)
Goodwill Paid in Equity Investment Acquisitions	(101.2)	(536.1)	(3.7)	(536.1)	(3.7)	-	-	-	(1.8)	(0.3)	(0.4)
Acquisition of Investments	(8.3)	-	(80.0)	61.0	-	-	(0.0)	(80.0)	(2.1)	-	(0.0)
Acquisition of Property, Plant and Equipment	(200.2)	(208.9)	(683.5)	(109.0)	(84.4)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)	(270.8)
Additions to Deferred Charges and Other	-	0.2	(0.6)	(0.1)	(0.2)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)	(0.2)
(=) Cash Flow from Investment Activities	(268.8)	(1,511.4)	(570.7)	(934.3)	48.5	165.2	(69.3)	(715.1)	164.3	93.4	(1,597.4)
Additions of Debt	1,304.3	1,878.8	854.7	1,162.7	3.2	46.3	852.1	(47.0)	6.3	0.1	213.0
Payments of Principal and Interest on Debt	(1,319.4)	(1,159.9)	(375.6)	(177.8)	(103.2)	(76.2)	(170.3)	(25.9)	(97.7)	(370.0)	(319.6)
Capital Increase	64.4	885.8	6.9	-	-	-	6.9	-	-	-	1,742.6
Proposed Dividends	(1.6)	-	(75.8)	-	-	-	-	(75.8)	-	-	-
Other	-	-	-	(2.1)	-	-	-	-	2.4	-	-
(=) Cash Flows from Financing Activities	47.7	1,604.6	410.2	982.8	(100.0)	(29.9)	688.7	(148.7)	(88.9)	(369.9)	1,636.0
(=) Total Cash Flow	(32.8)	25.8	582.8	(1.2)	115.2	(119.5)	920.1	(333.0)	(64.8)	(448.2)	(19.4)
(+) Cash & Equivalents, Beginning	68.0	35.2	61.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0	130.7
(=) Cash & Equivalents, Closing	35.2	61.0	643.8	61.0	176.2	56.7	976.8	643.8	579.0	130.7	111.3

Credit Statistics (LTM)		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net Operating Revenues		1,900.4	2,477.9	3,605.1	2,477.9	2,851.0	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1	2,575.2
●	Gross Profit	561.8	756.6	1,123.9	756.6	972.9	1,112.1	1,193.9	1,123.9	799.5	580.9	369.9
●	EBITDA	340.9	517.7	928.0	517.7	737.5	903.0	968.1	928.0	648.5	451.8	255.1
●	EBIT	228.6	377.8	631.1	377.8	579.3	726.0	782.6	631.1	296.4	20.3	(193.6)
●	Net Financial Expenses	102.0	245.2	(158.0)	245.2	407.8	331.0	261.0	(158.0)	(494.5)	(611.1)	(616.9)
●	Net Profit	17.1	(64.6)	357.3	(64.6)	(53.0)	87.1	191.7	357.3	365.6	257.0	122.2
Liquid Funds		180.7	1,124.2	1,607.0	1,124.2	1,141.7	745.7	1,638.7	1,607.0	1,307.9	637.0	1,891.2
●	Cash & Marketable Securities	39.1	831.5	1,217.1	831.5	809.8	402.4	1,280.5	1,217.1	816.4	141.6	1,448.2
●	Advances to Suppliers	94.6	132.7	211.4	132.7	167.3	174.2	184.0	211.4	308.6	304.5	243.1
●	CTN's-Brazilian Treasury Bills	47.0	104.9	123.3	104.9	109.6	114.0	119.2	123.3	127.8	135.9	144.9
●	Land related to the Debentures	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1
Short-Term Debt		242.2	203.8	140.3	203.8	171.1	210.3	162.7	140.3	158.8	133.7	104.9
●	Loans and Financings	38.1	68.8	89.0	68.8	75.0	73.4	75.9	89.0	116.5	105.1	74.9
●	Advances from Customers	188.1	79.2	49.4	79.2	55.1	98.4	83.2	49.4	41.0	28.7	30.0
●	Promissory Notes	14.6	55.8	1.3	55.8	41.0	37.8	3.7	1.3	1.3	-	-
●	Related Parties	1.4	0.1	0.7	0.1	0.1	0.7	-	0.7	-	-	-
Long-Term Debt		927.9	2,158.8	2,875.0	2,158.8	2,209.9	2,184.5	2,966.2	2,875.0	2,661.8	2,248.4	2,251.8
●	Loans and Financings	798.4	2,002.7	2,770.4	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8
●	Debentures	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1
●	Advances from Trading Co's	80.8	86.9	49.5	86.9	89.6	87.1	42.5	49.5	15.6	14.5	-
●	Promissory Notes	48.1	12.7	-	12.7	3.6	-	-	-	-	-	-
●	Related Parties	0.6	1.4	-	1.4	1.4	1.7	-	-	-	-	-
Total Debt		1,170.1	2,362.6	3,015.3	2,362.6	2,381.0	2,394.8	3,129.0	3,015.3	2,820.7	2,382.1	2,356.7
Net Debt		989.4	1,238.3	1,408.3	1,238.3	1,239.3	1,649.2	1,490.3	1,408.3	1,512.8	1,745.1	465.6
●	Net Debt excl. PESA/Debentures	799.9	863.5	1,028.3	863.5	860.3	1,267.4	1,112.1	1,028.3	1,131.4	1,354.1	71.3
Current Assets		713.9	2,013.4	2,224.7	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4
Current Liabilities		494.1	670.0	591.7	670.0	865.3	848.4	547.5	591.7	838.1	770.5	480.5
Shareholders' Equity		762.9	1,355.4	1,631.0	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1
Capex - Property, Plant and Equipment		268.8	1,511.4	570.7	1,511.4	1,412.3	1,225.2	789.9	570.7	455.0	526.8	2,054.8
●	Capex - Operational	122.0	208.9	475.1	208.9	243.2	302.6	354.4	475.1	557.9	612.0	742.5
EBITDA Margin		17.9%	20.9%	25.7%	20.9%	25.9%	26.9%	26.4%	25.7%	19.9%	15.7%	9.9%
●	Gross Profit Margin	29.6%	30.5%	31.2%	30.5%	34.1%	33.1%	32.5%	31.2%	24.6%	20.2%	14.4%
●	EBIT Margin	12.0%	15.2%	17.5%	15.2%	20.3%	21.6%	21.3%	17.5%	9.1%	0.7%	-7.5%
●	Net Profit Margin	0.9%	-2.6%	9.9%	-2.6%	-1.9%	2.6%	5.2%	9.9%	11.2%	8.9%	4.7%
Net Debt ÷ Shareholders' Equity
●	Net Debt %	56.5%	47.7%	46.3%	47.7%	47.7%	52.6%	48.9%	46.3%	47.9%	51.3%	12.3%
●	Shareholders' Equity %	43.5%	52.3%	53.7%	52.3%	52.3%	47.4%	51.1%	53.7%	52.1%	48.7%	87.7%
Net Debt excl. PESA ÷ Equity
●	Net Debt excl. PESA %	51.2%	38.9%	38.7%	38.9%	38.7%	46.1%	41.7%	38.7%	40.8%	44.9%	2.1%
●	Shareholders' Equity %	48.8%	61.1%	61.3%	61.1%	61.3%	53.9%	58.3%	61.3%	59.2%	55.1%	97.9%
Long-Term Payable Debt to Equity Ratio		0.9x	0.5x	0.9x	0.5x	0.5x	0.5x	1.0x	0.9x	0.8x	0.6x	0.3x
Liquidity Ratio (Current Assets ÷ Current Liabilities)		1.4x	3.0x	3.8x	3.0x	2.7x	2.7x	5.1x	3.8x	2.7x	2.4x	6.2x
Net Debt ÷ EBITDA		2.9x	2.4x	1.5x	2.4x	1.7x	1.8x	1.5x	1.5x	2.3x	3.9x	1.8x
●	Net Debt excl. PESA ÷ EBITDA	2.3x	1.7x	1.1x	1.7x	1.2x	1.4x	1.1x	1.1x	1.7x	3.0x	0.3x
●	Short-Term Net Debt ÷ EBITDA	0.7x	0.4x	0.2x	0.4x	0.2x	0.2x	0.2x	0.2x	0.2x	0.3x	0.4x
Net Debt ÷ (EBITDA - Capex)		13.7x	-1.2x	3.9x	-1.2x	-1.8x	-5.1x	8.4x	3.9x	7.8x	-23.3x	-0.3x
●	Net Debt ÷ (EBITDA - Operational Capex)	4.5x	4.0x	3.1x	4.0x	2.5x	2.7x	2.4x	3.1x	16.7x	-10.9x	-1.0x
Interest Cover (EBITDA ÷ Net Financial Exp.)		3.3x	2.1x	-5.9x	2.1x	1.8x	2.7x	3.7x	-5.9x	-1.3x	-0.7x	-0.4x
●	Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.1x	1.3x	-2.9x	1.3x	1.2x	1.8x	2.4x	-2.9x	-0.2x	0.3x	0.8x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)		10.3%	19.8%	-11.2%	19.8%	32.9%	20.1%	17.5%	-11.2%	-32.7%	-35.0%	-132.5%
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March, 2008 Cosan | Renewable Energy for a Better World

H. Financial Statements of Cosan Ltd. – US GAAP

Income Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net sales		644.4	1,096.6	1,679.1	348.9	425.0	462.7	463.2	328.1	301.3	328.0	376.7
(-)	Cost of goods sold	(456.6)	(796.3)	(1,191.3)	(265.8)	(263.3)	(330.5)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)
(=)	Gross profit	187.8	300.3	487.8	83.1	161.8	132.2	124.4	69.4	13.1	32.5	33.2
(-)	Selling expenses	(57.8)	(97.8)	(133.8)	(22.1)	(27.9)	(35.3)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)
(-)	General and administrative expenses	(40.0)	(72.0)	(121.1)	(23.3)	(21.9)	(24.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)
(=)	Operating income (loss)	90.0	130.5	232.9	37.6	112.0	72.8	62.5	(14.3)	(49.0)	(42.0)	(38.6)
	Operating margin	14.0%	11.9%	13.9%	10.8%	26.3%	15.7%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%
(-)	Other income (expense):
	Financial	(39.2)	(226.6)	289.4	(1.6)	22.8	66.5	(13.4)	213.4	53.7	75.6	(131.8)
	Other	(16.4)	(5.5)	16.3	(2.6)	(1.4)	19.8	0.5	(2.6)	(0.5)	0.1	(1.4)
(=)	Income (loss) before income taxes, equity in income of affiliates and minority interest	34.5	(101.6)	538.5	33.5	133.4	159.1	49.6	196.5	4.2	33.7	(171.9)
(-)	Income taxes expense (benefit)	(14.9)	29.7	(188.8)	(10.6)	(47.4)	(52.6)	(16.6)	(72.2)	(1.7)	(8.1)	57.5
(=)	Income (loss) before equity in income of affiliates and minority interest	19.6	(71.8)	349.7	23.0	86.0	106.4	33.1	124.2	2.5	25.6	(114.3)
(±)	Equity in income of affiliates	3.4	1.6	(0.0)	0.1	0.1	0.0	0.1	(0.2)	(0.2)	(1.8)	(0.5)
(±)	Minority interest in net (income) loss of subsidiaries	(11.5)	33.1	(173.0)	(12.7)	(42.6)	(52.6)	(16.4)	(61.4)	(1.0)	(6.1)	55.2
(=)	Net income (loss)	11.6	(37.1)	176.7	10.4	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)
	Margin	1.8%	-3.4%	10.5%	3.0%	10.2%	11.6%	3.6%	19.1%	0.4%	5.4%	-15.8%
●	EBITDA	107.3	258.3	263.5	62.3	105.1	86.1	60.6	11.7	24.5	34.0	66.4
	Margin	16.7%	23.6%	15.7%	17.9%	24.7%	18.6%	13.1%	3.6%	8.1%	10.4%	17.6%
●	EBIT	65.6	159.7	76.2	22.5	68.1	40.0	46.7	(78.6)	(50.8)	(49.8)	14.6
	Margin	10.2%	14.6%	4.5%	6.5%	16.0%	8.6%	10.1%	-23.9%	-16.8%	-15.2%	3.9%
●	Depreciation and amortization	41.7	98.6	187.4	39.8	37.0	46.1	13.9	90.3	75.2	83.8	51.8

Cash Flow Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
●	Cash flow from operating activities:
Net income (loss) for the year/quarter		11.6	(37.1)	176.7	10.4	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
	Depreciation and amortization	41.7	98.6	187.4	39.8	37.0	46.1	13.9	90.3	75.2	83.8	51.8
	Deferred income and social contribution taxes	(2.3)	(53.0)	150.2	(0.5)	42.4	45.8	(14.2)	76.3	(8.6)	(5.9)	(51.9)
	Interest, monetary and exchange variation	8.1	24.3	116.3	(9.4)	56.0	40.1	(4.6)	24.7	(53.1)	(44.5)	56.5
	Minority interest in net income of subsidiaries	11.5	(33.1)	173.0	12.7	42.6	52.6	16.4	61.4	1.0	6.1	(55.2)
	Others	9.8	15.9	(176.8)	5.9	3.6	(16.7)	0.5	(164.1)	5.8	6.9	(6.2)
		80.4	15.6	626.8	58.8	225.2	221.7	28.7	151.2	21.5	63.9	(64.6)
Decrease/increase in operating assets and liabilities:
	Trade accounts receivable, net	(18.5)	(35.4)	48.2	(18.1)	(8.1)	(21.2)	29.9	47.7	(16.7)	15.4	6.4
	Inventories	(20.7)	30.9	(54.1)	133.1	(222.9)	(165.5)	168.7	165.6	(147.8)	(240.5)	103.1
	Advances to suppliers	(1.9)	(10.7)	(38.7)	(8.2)	(15.9)	(3.5)	(4.7)	(14.6)	(50.9)	(1.3)	35.2
	Trade accounts payable	14.8	28.7	(43.2)	7.9	81.7	(13.5)	(70.4)	(41.1)	106.0	40.8	(100.9)
	Derivative financial instruments	(16.0)	83.5	(155.0)	(77.4)	(86.0)	(45.3)	15.1	(38.7)	33.5	9.0	127.4
	Taxes payable	(9.1)	(37.6)	(36.6)	(21.5)	2.3	(54.8)	25.4	(9.5)	(0.8)	(15.4)	13.7
	Other assets and liabilities, net	(21.2)	11.0	(63.4)	(20.6)	17.4	(59.9)	(29.0)	8.2	11.1	(25.6)	(107.9)
		(72.8)	70.4	(342.8)	(4.8)	(231.6)	(363.8)	135.0	117.6	(65.6)	(217.7)	77.1
(=)	Net cash provided by operating actitivities	7.6	86.0	284.0	54.0	(6.4)	(142.1)	163.7	268.7	(44.0)	(153.8)	12.5
●	Cash flow from investing activities:
	Restricted cash	5.1	(62.6)	47.0	68.2	59.2	0.6	(0.3)	(12.6)	(30.0)	48.9	(33.6)
	Marketable securities	9.5	(366.9)	97.0	(279.8)	62.9	135.3	23.1	(124.4)	180.8	(972.6)	(71.0)
	Acquisition of property, plant and equipment	(68.8)	(135.2)	(356.2)	(102.9)	(10.4)	(40.7)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)
	Acquisitions, net of cash acquired	(8.5)	(260.9)	(39.4)	(232.6)	-	(0.1)	0.1	(39.4)	(1.1)	(0.1)	0.0
(=)	Net cash used in investing actitivities	(62.7)	(825.5)	(251.6)	(547.1)	111.8	95.2	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)
●	Cash flow from financing activities:
	Proceeds from issuance of common stock	23.3	383.1	3.2	(0.8)	-	-	3.2	-	-	1,118.4	-
	Capital increase on subsidiary from minority interest	-	-	-	-	-	-	-	-	-	-	312.7
	Dividends Paid	(0.6)	-	-	-	-	-	423.8	(423.8)	-	-	-
	Additions of long-term debts	539.0	899.3	424.6	610.3	1.5	23.8	(25.3)	424.6	-	-	-
	Payments of long-term debts	(528.1)	(556.5)	(205.0)	(141.5)	(59.2)	(36.5)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)
	Other	-	-	-	(1.0)	-	-	-	-	-	-	-
(=)	Net cash provided by financing actitivities	33.6	725.9	222.8	467.1	(57.7)	(12.7)	314.8	(21.6)	(47.1)	905.1	252.3
	Effect of exchange rate changes on cash and cash equivalents	12.8	29.6	32.1	27.8	4.0	5.1	(5.6)	28.7	27.0	32.2	3.6
(=)	Net increase (decrease) in cash and cash equivalents	(8.8)	16.1	287.3	1.7	51.8	(54.5)	433.3	(143.2)	(8.8)	(230.7)	6.4
(+)	Cash and cash equivalents at beginning of year	21.9	13.2	29.2	27.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0
(=)	Cash and cash equivalents at end of year	13.2	29.2	316.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0	83.4

19 of 20

March, 2008 Cosan | Renewable Energy for a Better World

Balance Sheet	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Assets
Current assets:
Cash and cash equivalents	13.2	29.2	316.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0	83.4
Restricted cash	0.4	63.0	17.7	63.0	1.2	1.5	2.4	17.7	49.2	1.8	35.2
Marketable securities	2.0	368.8	281.9	368.8	291.1	161.3	142.9	281.9	124.5	1,131.6	1,188.5
Trade accounts receivable, net	45.2	101.8	55.2	101.8	106.7	129.4	99.8	55.2	74.6	61.4	59.8
Inventories	122.2	187.2	247.5	187.2	402.6	569.9	403.8	247.5	415.9	677.0	571.2
Advances to suppliers	34.7	63.5	104.0	63.5	76.9	81.3	86.6	104.0	163.5	173.4	137.1
Deferred income taxes	12.8	74.8	-	74.8	37.6	19.0	61.5	-	-	-	-
Other current assets	62.2	72.0	116.8	72.0	84.6	98.5	93.3	116.8	93.5	90.6	57.3
	292.6	960.3	1,139.5	960.3	1,081.8	1,087.5	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6
Noncurrent assets:
Property, plant and equipment, net	401.8	1,008.1	1,194.1	1,008.1	941.2	952.4	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3
Goodwill	166.6	497.9	491.9	497.9	473.5	476.4	475.3	491.9	527.7	562.7	626.3
Intangible assets, net	30.3	98.9	94.0	98.9	93.2	92.8	91.8	94.0	99.7	105.2	102.0
Accounts Receivable from Federal Government	-	-	156.5	-	-	-	-	156.5	169.6	190.0	192.7
Other non-current assets	68.9	126.6	177.5	126.6	123.0	118.0	130.4	177.5	192.3	209.0	237.9
	667.7	1,731.4	2,113.9	1,731.4	1,630.9	1,639.6	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3
(=) Total assets	960.2	2,691.8	3,253.4	2,691.8	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	33.6	96.6	55.9	96.6	174.4	162.4	92.8	55.9	166.6	212.0	110.5
Advances from customers	74.2	37.9	24.3	37.9	25.3	45.9	39.1	24.3	21.9	16.4	17.0
Taxes payable	31.3	40.0	57.5	40.0	49.7	45.7	49.0	57.5	64.8	51.7	47.1
Salaries payable	10.8	23.8	31.1	23.8	35.5	42.9	17.7	31.1	47.9	63.8	29.2
Current portion of long-term debt	7.6	46.6	36.1	46.6	46.3	41.9	31.9	36.1	51.8	44.0	27.9
Derivative financial instruments	34.4	133.4	9.8	133.4	44.0	22.7	15.5	9.8	15.0	26.8	102.3
Dividends payable	-	-	37.3	-	-	-	-	37.3	40.4	-	-
Other liabilities	15.9	18.9	22.2	18.9	32.6	33.4	15.6	22.2	10.2	7.3	7.8
	207.8	397.1	274.2	397.1	407.8	395.0	261.7	274.2	418.5	422.0	342.0
Long-term liabilities:
Long-term debt	314.7	941.7	1,342.5	941.7	933.0	931.7	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5
Estimated liability for legal proceedings and labor claims	101.7	462.2	379.2	462.2	433.4	348.3	357.0	379.2	417.8	459.8	442.0
Taxes payable	71.5	152.4	106.9	152.4	141.9	107.0	105.1	106.9	115.7	130.5	127.7
Advances from customers	31.9	41.6	24.3	41.6	41.2	40.7	20.0	24.3	8.3	8.3	-
Deferred income taxes	17.9	81.6	141.6	81.6	83.2	106.5	143.7	141.6	142.2	144.7	85.9
Other long-term liabilities	23.8	33.1	47.5	33.1	23.9	29.5	28.4	47.5	50.3	51.0	72.8
	561.6	1,712.7	2,042.0	1,712.7	1,656.6	1,563.8	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9
Minority interest in consolidated subsidiaries	93.7	287.6	463.6	287.6	320.5	379.8	400.6	463.6	504.0	550.0	873.4
Shareholders' equity:
Common stock	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	2.1	2.1
Additional paid-in capital	144.4	349.2	354.0	349.2	326.8	387.5	408.8	354.0	514.2	1,473.3	1,471.0
Accumulated other comprehensive income	(14.2)	19.8	36.7	19.8	-	-	-	36.7	-	116.0	121.3
Retained earnings (losses)	(34.0)	(75.8)	81.9	(75.8)	-	-	-	81.9	-	100.9	41.2
Total shareholders' equity	97.1	294.2	473.6	294.2	327.8	388.5	409.8	473.6	515.2	1,692.2	1,635.6
(=) Total liabilities and shareholders' equity	960.2	2,691.8	3,253.4	2,691.8	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9

20 of 20

Cosan Limited

Unaudited Condensed Consolidated Financial Statements

for the nine-month periods ended January 31, 2008 and 2007

COSAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

ERNST & YOUNG

Condomínio São Luiz
Av. Pres. Juscelino Kubitschek nº 1830
Torre I - 8º Andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2112-5200
Fax: (5511) 2112-5700
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited (successor Company to Cosan S.A. Industria e Comércio in a transaction among companies under common control) and subsidiaries as of January 31, 2008, the related condensed consolidated statements of income and cash flows for the nine-month periods ended January 31, 2008 and 2007 and the condensed consolidated statement of shareholders' equity for the nine-month period ended January 31, 2008. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited (successor Company to Cosan S.A. Industria e Comércio in a transaction among companies under common control) and subsidiaries as of April 30, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended not presented herein and in our report dated May 31, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of April 30, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
March 7, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
January 31, 2008 and April 30, 2007
(In thousands of U.S. dollars, except share data)

	(Unaudited) January 31, 2008	April 30, 2007
Assets
Current assets:
Cash and cash equivalents	83,412	316,542
Restricted cash	35,206	17,672
Marketable securities	1,188,494	281,879
Trade accounts receivable, less allowances: January, 31, 2008 – 3,113; April 30, 2007 – 4,013	59,846	55,206
Inventories	571,204	247,480
Advances to suppliers	137,130	103,961
Deferred income taxes	47,909	-
Other current assets	57,265	116,763
	2,180,466	1,139,503

Property, plant and equipment, net	1,514,286	1,194,050
Goodwill	626,344	491,857
Intangible assets, net	102,016	93,973
Accounts receivable from Federal Government	192,713	156,526
Other non-current assets	237,938	177,461
	2,673,297	2,113,867

Total assets	4,853,763	3,253,370

2

	(Unaudited) January 31, 2008	April 30, 2007
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	110,523	55,938
Advances from customers	17,014	24,275
Taxes payable	47,139	57,543
Salaries payable	29,232	31,109
Current portion of long-term debt	27,875	36,076
Derivative financial instruments	102,332	9,779
Dividends payable	-	37,261
Other liabilities	7,838	22,238
	341,953	274,219
Long-term liabilities:
Long-term debt	1,226,478	1,342,496
Estimated liability for legal proceedings and labor claims	441,969	379,191
Taxes payable	150,115	106,897
Advances from customers	-	24,333
Deferred income taxes	133,792	141,587
Other long-term liabilities	50,413	47,485
	2,002,767	2,041,989

Minority interest in consolidated subsidiaries	873,419	463,551

Shareholders’ equity
Common stock class A, $.01 par value, 1,000,000,000 shares authorized; 111,678,000 shares issued and outstanding	1,117	-
Common stock class B1, $.01 par value, 96,332,044 shares authorized, issued and outstanding	963	963
Common stock class B2, $.01 par value, 92,554,316 shares authorized; no shares issued	-	-
Additional paid-in capital	1,471,039	354,022
Accumulated other comprehensive income	121,288	36,696
Retained earnings	41,217	81,930
Total shareholders’ equity	1,635,624	473,611
Total liabilities and shareholders' equity	4,853,763	3,253,370

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Nine-month periods ended January 31, 2008 and 2007
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Nine months
	ended January 31,
	2008	2007
		(restated)
Net sales	1,005,932	1,350,901
Cost of goods sold	(927,170)	(932,509)
Gross profit	78,762	418,392
Selling expenses	(123,714)	(98,648)
General and administrative expenses	(84,658)	(72,517)
Operating income (loss)	(129,610)	247,227

Other income (expense):
Financial income	188,245	315,802
Financial expenses	(190,771)	(239,845)
Other	(1,849)	18,909

Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(133,985)	342,093

Income taxes	47,711	(116,587)

Income (loss) before equity in income (loss) of affiliates and minority interest	(86,274)	225,506
Equity in income (loss) of affiliates	(2,551)	210
Minority interest in (net income) loss of subsidiaries	48,112	(111,618)
Net income (loss)	(40,713)	114,098

Earnings (losses) per share:
Basic and Diluted	(0.25)	1.18

Weighted average number of shares outstanding:
Basic and Diluted	163,250,273	97,039,181

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Nine-month period ended January 31, 2008
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Class A Common number	Class A Common amount	Class B Common number	Class B Common amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance at May 1, 2007	-	-	1,000	-	-	-	-	-

Contribution of 51% of Cosan S.A. equity	-	-	96,331,044	963	354,872	76,159	81,930	513,924
Issuance of common shares class A for cash	100,000,000	1,000	-	-	994,814	-	-	995,814
Issuance of common shares class A for cash	11,678,000	117	-	-	122,502	-	-	122,619
Stock compensation	-	-	-	-	2,139			2,139
Dilution upon exercise of Cosan S.A. stock options					(3,288)			(3,288)
Net income	-	-	-	-			(40,713)	(40,713)
Currency translation adjustment	-	-	-	-		45,129		45,129
Total comprehensive income								4,416

Balances at January 31, 2008	111,678,000	1,117	96,332,044	963	1,471,039	121,288	41,217	1,635,624

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine-month periods ended January 31, 2008 and 2007
(In thousands of U.S. dollars)
(Unaudited)

	Nine months
	Ended January 31,
	2008	2007
Cash flow from operating activities		(restated)
Net income (loss)	(40,713)	114,098
Adjustments to reconcile net income (loss) to cash provided (used in) by operating activities
Depreciation and amortization	210,766	97,051
Deferred income and social contribution taxes	(66,432)	73,938
Interest, monetary and exchange variation	(41,142)	91,583
Minority interest in net income (loss) of subsidiaries	(48,112)	111,618
Others	6,499	(12,674)
Decrease (increase) in operating assets and liabilities
Trade accounts receivable, net	5,135	533
Inventories	(285,258)	(219,736)
Advances to suppliers	(17,010)	(24,122)
Trade accounts payable	45,891	(2,118)
Derivative financial instruments	169,938	(116,292)
Taxes payable	(2,481)	(27,106)
Other assets and liabilities, net	(122,399)	(71,565)
Net cash provided by (used in) operating activities	(185,318)	15,208
Cash flows from investing activities
Restricted cash	(14,787)	59,594
Marketable securities	(862,803)	221,428
Acquisition of property, plant and equipment	(342,113)	(113,651)
Others	(1,200)	-
Net cash provided by (used in) investing activities	(1,220,903)	167,371
Cash flows from financing activities
Proceeds from issuance of common stock	1,118,433	3,201
Capital increase on subsidiary from minority interest	312,673	-
Additions of long-term debt	-	423,803
Payments of long-term debt	(320,836)	(182,555)
Net cash provided by financing activities	1,110,270	244,449
Effect of exchange rate changes on cash and
cash equivalents	62,821	3,487
Net increase (decrease) in cash and cash equivalents	(233,130)	430,515
Cash and cash equivalents at beginning of period	316,542	29,215
Cash and cash equivalents at end of period	83,412	459,730

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations and Purpose

Cosan Limited (“Cosan” or the “Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the unaudited consolidated interim financial statements have as their primary activity the production of ethanol and sugar. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

On August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this operation Cosan Ltd. became the controlling shareholder of Cosan S.A.

This is a transaction among companies under common control. The transferred equity interests of Cosan S.A. have been recognized at the carrying amounts in the accounts of Cosan Limited at the date of transfer. The financial statements of Cosan Limited for the nine-month period ended January 31, 2008 reflect the results of operations of the entities as though the transfer of equity occurred at the beginning of the period. Additionally, the financial statements for the nine-month period ended January 31, 2007 have been restated to reflect the combination of entities under common control to furnish comparative information. Earnings per share has been computed assuming that the shares issued in connection with the formation of Cosan Limited, and the shares of Cosan S.A. contributed into Cosan Limited have been outstanding from the beginning of the periods.

7

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations and Purpose--Continued

At an Extraordinary General Meeting held by Cosan S.A. on December 5, 2007, the shareholders approved the issuance of 82,700,000 common shares at an issue price of R$21.00 (US$11.93) per share which resulted in a capital increase of R$1,736,700 thousand, (US$978,228). The non-controlling shareholders contributed only 64.1% of their subscription rights which represented 26,092.604 shares valued at R$547,945 thousand (US$309,333). Cosan subscribed for the remainder of the shares, 56,607,396, valued at R$1,188,755 thousand (US$668,895). Cosan had expressed its intention to subscribe the entire remainder of capital increase at the time the Extraordinary General Meeting was held, capitalizing at Cosan S.A. a portion of the funds raised from the Company’s initial public offering of its shares on August 17, 2007.

Based on the above, holdings of the non-controlling shareholders have been diluted and the Company increased its proportionate interest of Cosan S.A. from 50.75% to 56.11%. The transaction has been accounted for using the purchase method. The preliminary purchase price allocation based on the estimated fair value of assets acquired and liabilities assumed has resulted in goodwill of US$73,760.

Shareholders’ equity as April 30, 2007 has been stated as follows:

	Class B Common stock number	Class B Common stock amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
As stated
Cosan Limited	1,000	-	-	-	-	-
Cosan S.A. Indústria e Comércio	-	535,105	160,944	71,953	160,648	928,650
Contribution of 51% of Cosan S.A. equity as of April 30, 2007	96,331,044	272,904	82,081	36,696	81,930	473,611
Reclassification from common stock	-	(271,941)	271,941	-	-	-
As restated	96,332,044	963	354,022	36,696	81,930	473,611

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of U$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

8

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements

a.  Basis of Reporting for Interim Financial Statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the nine-month period ended January 31, 2008, are not necessarily indicative of the results that may be expected for the year ending April 30, 2008.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” using the real as the functional currency.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.7603=US$ 1.00 at January 31, 2008 and R$2.0339=US$1.00 at April 30, 2007.

b.   Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

9

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

c.  Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

10

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

c.  Recently issued accounting standards--Continued

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This statement is required to be adopted by Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

3.	Cash and Cash Equivalents

	January 31, 2008	April 30, 2007
Local currency
Cash and bank accounts	67,068	16,208
Foreign currency
Cash and bank accounts	16,344	300,334
	83,412	316,542

11

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

4.	Marketable Securities

	January 31, 2008	April 30, 2007
Investment funds	431,514	-
Bank Deposits Certificate	756,974	281,873
Other	6	6
	1,188,494	281,879

The investment funds balance consists of fixed income investments expressed in U.S. dollars with international prime banks, remunerated at an average rate of 5.2% p.a. and available for prompt redemption.

5.	Derivative Financial Instruments

Cosan S.A. has entered into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variation in the international market and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan S.A. recognizes all derivatives on the balance sheet at fair value.

There are no derivative instruments designated as hedges.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	January 31, 2008	April 30, 2007	January 31, 2008	April 30, 2007
Commodities derivatives
Future contracts:
Purchase commitments	222	-	27	-
Sell commitments	455,561	247,882	(63,262)	47,427
Options:
Purchased	-	58,587	-	4,502
Written	136,746	-	(26,836)	-

Foreign exchange derivatives
Forward contracts:
Sale commitments	481,808	153,824	12,712	13,274
Swap agreements	324,206	328,419	(12,234)	(9,779)
Total assets			12,739	65,203
Total liabilities			(102,332)	(9,779)

12

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

5.	Derivative Financial Instruments--Continued

Where quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as other current assets.

6.	Inventories

	January 31, 2008	April 30, 2007
Finished goods:
Sugar	182,397	5,730
Ethanol	173,641	8,731
Others	2,122	1,681
	358,160	16,142
Annual maintenance cost of growing crops	147,702	183,157
Others	65,342	48,181
	571,204	247,480

The increase in the finished goods balances is due to quantity increases in sugar and ethanol from the 2007-2008 harvest period, which will be sold during the inter-harvest period (from January to April).

7.	Long-term Debt

Long-term debt is summarized as follows:

	Financial charges
	Index	Average annual interest rate	January 31, 2008	April 30, 2007
Resolution 2471 (PESA)	IGP-M	3.95%	250,866	196,545
	Corn price variation	12.50%	412	685
Senior notes due 2009	US Dollar	9.0%	34,418	200,000
Senior notes due 2017	US Dollar	7.0%	399,922	407,311
IFC	US Dollar	7.44%	56,972	67,677
Perpetual notes	US Dollar	8.25%	458,839	459,035
Others	Various	Various	52,924	47,319
			1,254,353	1,378,572
Current portion			(27,875)	(36,076)
Long-term debt			1,226,478	1,342,496

13

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Long-term Debt--Continued

Long-term debt has the following scheduled maturities:

January 31,
2010	47,688
2011	7,632
2012	38,705
2013	10,408
2014	1,353
2015	1,353
2016 and thereafter	1,119,339
Total	1,226,478

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. Guarantees have been provided by Cosan S.A.’s indirect subsidiary, Usina da Barra.

On October 25, 2007, Cosan S.A. advanced payment of part of the debt thus reducing debt principal by US$164,192, of which US$3,301 was paid on November 8, 2007. In this operation there was advance settlement of interest and payment of bonus in the total amount of US$17,294, which was recorded in Financial expenses account.

Senior notes due 2017

On January 26, 2007, the indirect wholly-owned subsidiary Cosan Finance Limited issued US$400 million of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in February 2017 and bear interest at a rate of 7% per annum, payable semi-annually. Guarantees have been provided by the subsidiary, Usina da Barra.

14

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Long-term Debt--Continued

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes. The perpetual notes are listed in the Luxembourg Stock Exchange - EURO MTF and are subject to interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006.  These notes may, at the discretion of Cosan S.A., be redeemed as from February 15, 2011 on any interest payment date. Perpetual notes are guaranteed by Cosan S.A. and by Usina da Barra.

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (CTNs) in an effort to restructure their agricultural debt.  The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs.  Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of January 31, 2008 and April 30, 2007 amounted to US$105,633 and US$82,205 respectively, and are classified as other non-current assets.

15

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Long-term Debt--Continued

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA--Continued

Cosan’s subsidiaries are subject to certain restrictive covenants related to limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries.

8.	Estimated Liability for Legal Proceedings and Labor Claims

	January 31, 2008	April 30, 2007
Tax contingencies	386,138	329,493
Civil and labor contingencies	55,831	49,698
	441,969	379,191

Cosan´s subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under the caption other non-current assets have been made for some of these suits amounting to US$26,579 (US$21,274 on April 30, 2007). Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending of legal resolution certain legal proceedings.

Tax contingencies refer, substantially, to suits filed by Cosan and its subsidiaries, relating to several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA - Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of January 31, 2008 are related to Excise tax - IPI credit premium in the amount of US$150,700, Value added tax - ICMS in the amount of US$25,225, IAA tax contribution in the amount of US$44,789, and Social Contributions in the amount of US$71,269.

16

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated Liability for Legal Proceedings and Labor Claims--Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	January 31, 2008	April 30, 2007
Tax assessment – Withholding Income Tax	87,162	73,037
IPI Premium Credit resulting from Regulatory Ruling No. 67/98	84,740	70,860
ICMS - State value added tax	41,163	28,964
IAA – Sugar and Ethanol Institute	26,706	23,706
IPI – Federal value-added tax	41,999	31,921
Others	35,482	18,574
	317,252	247,062

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations for the year ended April 30, 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined. The Company is expecting a final decision relative to the payment terms within three years, which is expected to be in the form of public debt, to be received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers’ fees in the amount of US$18,783 relating to this suit were recorded in general and administrative expenses in the statements of operations for the year ended April 30, 2007. At January 31, 2008, the updated amounts are US$192,713 and US$23,126, respectively.

17

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

9.	Income Taxes

As mentioned in note 1, the Company is an exempted company located in Bermuda. Nevertheless, the Company’s subsidiaries located in Brazil file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2002. Additionally, the Cosan S.A. has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2007.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	21,824
Accrued interest on unrecognized tax benefit	597
Settlements	(22)
Balance at January 31, 2008	22,399

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

18

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

10.	Share-based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A’s officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, the board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.50% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% may be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$3.47 per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.4% of the share capital at September 22, 2005. The remaining 1.35% may still be distributed.

The exercised options will be settled only through issuance of new common shares or treasury stock that Cosan S.A. may have in each date.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. with no cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

19

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

10.	Share-based Compensation--Continued

The fair value of stock-based awards was estimated using a binominal model with the following assumptions for the nine-month period ended January 31, 2008:

	Awards granted on September 22, 2005	Awards granted on September 11, 2007
Grant price – US$	3.47	3.47
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date – US$	7.02	10.33

As of January 31, 2008 the amount of US$15,377 related to the unrecognized stock option compensation cost is expected to be recognized in 2.5 years. Cosan S.A. currently has no shares in treasury.

On November 19, 2007 and on December 11, 2007 the holders of stock options exercised 922,947 and 38,725 options, respectively. As of January 31, 2008 there were 2,373,341 options outstanding with a weighted-average exercise price of US$3.47.

11.	Other Comprehensive Income

The table below presents accumulated other comprehensive income for the nine month periods ended January 31:

	Nine months ended January 31,
	2008	2007
Net income (loss)	(40,713)	114,098
Currency translation adjustment	45,129	(2,478)
Total comprehensive income	4,416	111,620

20

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: Sugar, Ethanol and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sell these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records from the subsidiaries.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

21

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information--Continued

Measurement of segment profit or loss and segment assets

Cosan evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	January 31,
	2008	2007
Net sales — Brazilian GAAP:
Sugar	542,721	846,005
Ethanol	379,389	422,509
Others	81,715	79,183
Total	1,003,825	1,347,697

Reconciling item to U.S. GAAP
Sugar	2,107	3,204
Ethanol	-	-
Others	-	-
Total	2,107	3,204

Total net sales	1,005,932	1,350,901

22

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information--Continued

Measurement of segment profit or loss and segment assets--Continued

	January 31,
	2008	2007
Segment operating income - Brazilian GAAP
Sugar	(124,722)	124,746
Ethanol	(87,187)	62,301
Others	(18,779)	11,676

Operating income (loss) under Brazilian GAAP	(230,688)	198,723

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	27,673	32,096
Ethanol	19,345	15,460
Others	4,166	2,987
	51,184	50,543
Other adjustments
Sugar	27,937	(87)
Ethanol	18,066	(1,644)
Others	3,891	(308)
	49,894	(2,039)

Total sugar	(69,113)	156,755

Total ethanol	(49,776)	76,117

Total others	(10,721)	14,355

Operating income (loss) under U.S. GAAP	(129,610)	247,227

23

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information--Continued

Sales to principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the nine-month periods ended January 31, as a percentage of our total sales of sugar:

Market	Customer	2008	2007
International	Sucres et Denrées	19.7%	34.2%
	S.A. Fluxo	15.2%	15.6%
	Tate & Lyle International	14.8%	6.4%
	Cane International Corporation	12.2%	2.7%
	Coimex Trading Ltd	8.0%	11.7%

Domestic	Atacadão Distr. Com. Ind. Ltda.	10.0%	8.3%
	Minascucar S/A	4.1%	1.3%
	Companhia Brasileira de Distribuição	4.1%	9.9%
	Ajinomoto Biolatina Ind. Com. Ltda.	3.7%	2.3%
	Nova América S/A - Agroenergia	3.4%	5.1%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the nine-month periods ended January 31, as a percentage of our total sales of ethanol:

Market	Customer	2008	2007
International	Vertical UK LLP	51.1%	44.7%
	Vitol Inc.	15.6%	-
	Noble Americas Corporation	7.8%	-
	Kolmar Petrochemical AG	-	23.4%

Domestic	Shell Brasil Ltda	26.1%	29.3%
	Euro Petróleo do Brasil Ltda.	18.6%	0.1%
	Tux Distribuidora de Combustíveis Ltda.	8.1%	3.6%
	Cia. Brasileira de Petróleo Ipiranga	9.3%	3.7%
	Manancial Distribuidora de Petróleo Ltda	-	14.4%
	Petrobrás Distribuidora S.A.	7.8%	9.9%
	Flag Distribuidora de Petróleo Ltda	-	7.6%

24

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

13.	Subsequent Event

On February 14, 2008, subsidiary Usina da Barra S.A. Açúcar e Álcool concluded the acquisition of 100% of the units of interest of Benálcool Açúcar e Álcool and Benagri Agrícola Ltda., both of them located in Araçatuba region – São Paulo State, increasing the Company’s crushing capacity by more 1.3 million tons sugar cane by US$60,730 cash.

Cosan S.A. Indústria e Comércio and parent company Cosan Limited announced the Share Acquisition Voluntary Public Offering (OPA) aimed to acquire up to 100% of the common shares of Cosan S.A. held by non-controlling shareholders by means of a swap of its Class A shares depositary receipts (BDRs), for Class A Shares, or for Class B Shares, series 2, issued by Cosan Limited. This plan was approved by the Brazilian Securities and Exchange Commission – CVM and the US Securities and Exchange Commission – SEC on February 27, 2008 and March 4, 2008, respectively.

The OPA qualification period is from March 6 through April 4, 2008, according to the OPA Bidding Publication issued on March 6, 2008.

All details about the offering are described in the prospectus filed with the regulatory bodies.

25

Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

January 31, 2008

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

January 31, 2008

Contents

Special Review Report of Independent Auditors	1

Unaudited Quarterly Financial Information

Unaudited Balance Sheets	3
Unaudited Statements of Operations	5
Notes to the Unaudited Quarterly Financial Information	7
Report on Company’s Performance	45
Other Company’s Relevant Information	68

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

BALANCE SHEETS
January 31, 2008 and October 31, 2007
(In thousands of reais)
(Unaudited)

		Parent Company		Consolidated
		1/31/08	10/31/07	1/31/08	10/31/07
ASSETS
Current assets
Cash and cash equivalents	Note 4	25,506	81,681	115,662	135,100
Marketable securities	Note 5	1,318,497	11	1,332,512	6,491
Trade accounts receivable:
Domestic		30,561	16,074	86,387	85,854
Foreign		4,571	7,510	24,525	25,127
(-) Allowance for doubtful accounts		(675)	(675)	(5,480)	(3,685)
Derivative financial instruments		67,343	3,554	67,343	3,554
Inventories	Note 6	495,251	562,902	1,019,669	1,194,841
Advances to suppliers	Note 7	98,183	120,387	243,051	304,492
Related parties	Note 8	256,872	94,265	-	-
Deferred income and social contribution taxes	Note 13	23,740	22,871	25,996	24,236
Other assets		41,887	42,728	79,697	75,076
		2,361,736	951,308	2,989,362	1,851,086

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 15	-	-	339,232	331,426
Related parties	Note 8	-	-	11	11
CTNs-Restricted Brazilian Treasury Bills	Note 14	22,279	20,904	144,861	135,886
Deferred income and social contribution taxes	Note 13	56,146	51,448	297,878	277,065
Advances to suppliers	Note 7	-	-	44,525	-
Other assets		23,767	25,608	107,233	105,752
Permanent assets
Investments	Note 9	1,783,309	1,692,471	13,953	13,872
Property, plant and equipment	Note 10	774,386	725,196	2,293,254	2,070,286
Goodwill	Note 11	454,387	483,751	1,042,402	1,090,235
Deferred charges		-	-	3,720	3,567
		3,114,274	2,999,378	4,287,069	4,028,100

Total assets		5,476,010	3,950,686	7,276,431	5,879,186

		Parent Company		Consolidated
		1/31/08	10/31/07	1/31/08	10/31/07
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	Note 14	48,921	64,021	74,946	105,072
Derivative financial instruments		20,529	31,184	20,529	31,184
Trade accounts payable		88,049	160,180	196,268	373,295
Salaries payable		21,555	48,265	51,686	113,423
Taxes and social contributions payable	Note 12	28,960	35,949	93,323	101,037
Advances from customers		5,869	4,687	29,950	28,663
Related parties	Note 8	6,888	25,899	-	-
Deferred income and social contribution taxes on revaluation reserve		-	-	5,486	5,486
Other liabilities		5,301	6,135	8,232	12,283
Dividends proposed	Note 16	2	2	34	34
		226,074	376,322	480,454	770,477

Noncurrent liabilities
Loans and financing	Note 14	1,022,936	1,025,451	2,196,757	2,178,807
Taxes and social contributions payable	Note 12	53,281	55,398	340,128	344,968
Related parties	Note 8	648,671	642,664	-	-
Provision for contingencies	Note 15	193,610	189,962	775,320	757,468
Advances from customers		-	-	-	14,533
Deferred income and social contribution taxes on revaluation reserve		-	-	27,424	28,303
Other liabilities		368	1,000	107,034	105,852
		1,918,866	1,914,475	3,446,663	3,429,931

Minority shareholders’ interest		-	-	18,244	18,889

Shareholders’ equity	Note 16
Capital		2,935,268	1,192,692	2,935,268	1,192,692
Legal reserve		15,954	15,954	15,954	15,954
Revaluation reserves		194,421	194,474	194,421	194,474
Reserve for new investments and modernization		227,349	227,349	227,349	227,349
Retained earnings		(41,922)	29,420	(41,922)	29,420
		3,331,070	1,659,889	3,331,070	1,659,889
Total liabilities and shareholders’ equity		5,476,010	3,950,686	7,276,431	5,879,186

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF OPERATIONS
Three-month periods ended January 31, 2008 and 2007
(In thousands of reais, except for the income per share)
(Unaudited)

		Three-month periods
		Parent Company		Consolidated
		2008	2007	2008	2007
Gross operating revenue
Sales of goods and services		351,619	564,853	747,461	1,048,462
Taxes and sales deductions		(35,019)	(26,771)	(73,510)	(77,659)
Net operating revenue		316,600	538,082	673,951	970,803

Cost of goods sold and services rendered		(294,295)	(410,813)	(594,397)	(680,203)

Gross profit		22,305	127,269	79,554	290,600

Operating income (expenses)
Selling expenses		(25,479)	(23,747)	(73,431)	(71,196)
General and administrative expenses		(31,394)	(32,103)	(48,944)	(50,883)
Management fees	Note 17	(987)	(1,513)	(987)	(1,905)
Financial income (expenses), net	Note 18	604	25,400	(11,865)	(17,619)
Earnings (losses) on equity investments	Note 9	(26,865)	18,357	74	117
Goodwill amortization		(29,364)	(36,119)	(48,215)	(55,892)
Other operating income (expenses), net	Note 19	2,829	2,429	(2,737)	697
		(110,656)	(47,296)	(186,105)	(196,681)
Operating income (loss)		(88,351)	79,973	(106,551)	93,919

Nonoperating income (loss), net		(377)	79	1,051	103
Income (loss) before income and social contribution taxes		(88,728)	80,052	(105,500)	94,022

Income and social contribution taxes	Note 13	17,333	(16,643)	33,480	(30,040)

Minority shareholders’ interest		-	-	625	(573)

Net income (loss) for the period		(71,395)	63,409	(71,395)	63,409
Income (loss) per share – in Reais		(0.26)	0.34

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF OPERATIONS--Continued
Nine-month periods ended January 31, 2008 and 2007
(In thousands of reais, except for the income per share)
(Unaudited)

		Nine-month periods
		Parent Company		Consolidated
		2008	2007	2008	2007
Gross operating revenue
Sales of goods and services		1,111,632	1,686,451	2,062,236	3,147,456
Taxes and sales deductions		(72,945)	(76,735)	(169,083)	(224,477)
Net operating revenue		1,038,687	1,609,716	1,893,153	2,922,979

Cost of goods sold and services rendered		(952,678)	(1,189,814)	(1,693,519)	(1,969,301)

Gross profit		86,009	419,902	199,634	953,678

Operating income (expenses)
Selling expenses		(91,399)	(76,943)	(226,458)	(206,850)
General and administrative expenses		(93,684)	(84,245)	(147,628)	(143,858)
Management fees	Note 17	(3,950)	(3,522)	(4,843)	(4,584)
Financial income (expenses), net	Note 18	332,514	(184,846)	283,291	(175,623)
Earnings (losses) on equity investments	Note 9	(127,505)	212,764	215	455
Goodwill amortization		(101,602)	(96,335)	(160,809)	(167,806)
Other operating income (expenses), net	Note 19	10,621	(8,081)	(6,236)	40,743
		(75,005)	(241,208)	(262,468)	(657,523)
Operating income (loss)		11,004	178,694	(62,834)	296,155

Nonoperating income, net		639	415	6,299	1,647
Income (loss) before income and social contribution taxes		11,643	179,109	(56,535)	297,802

Income and social contribution taxes	Note 13	(54,148)	13,435	12,103	(101,345)

Minority shareholders’ interest		-	-	1,927	(3,913)

Net income (loss) for the period		(42,505)	192,544	(42,505)	192,544
Income (loss) per share – in Reais		(0.16)	1.02

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar and alcohol and co-generation of electric power from sugar cane both of their own plantations and third parties. The Company has 18 producing units, all located in the São Paulo State, with a nominal capacity of milling 41,3 million tons of sugar cane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated alcohol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

During the nine-month period ended January 31, 2008, the main operations were as follows:

•
The Company’s Extraordinary General Meeting of December 5, 2007 approved, by majority voting, capital increase by R$1,736,700, through issue of 82,700,000 common registered book-entry shares with no nominal value, for private subscription, thus capital started to be divided into 272,509,307 common registered book-entry shares with no nominal value, in the total amount of R$2,935,031. Capital increase was through subscription of 56,607,396 shares by controlling company Cosan Limited and 26,092,604 shares by minority shareholders; and,

•
On December 10, 2007, Cosan communicated to the public the winding up of operations of Usina Santa Luíza and Agropecuária Aquidaban, both located in Motuca-SP, whose control was shared with other shareholders. This decision aims at maximizing operating and administrative synergies for the controlling groups, since all industrial and agricultural activities will be redirected to the units of the controlling groups in proportion to ownership interests. In view of this, Bonfim unit, belonging to Cosan Group, will absorb the increment of approximately 600 thousand tons of sugar cane within its installed capacity. This discontinuity does not affect the initial future profitability projection of the business and the assets from the companies acquired.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.	Basis of Preparation and Presentation of the Quarterly Information

The quarterly information is the responsibility of the Company’s management and was prepared according to the accounting practices adopted in Brazil, to the standards of the Brazilian Securities Commission (CVM) and to the rules of the Sao Paulo Stock Exchange (BOVESPA) applicable to companies operating in the so-called “Novo Mercado”, not including all disclosures usually necessary in annual financial statements or those required by the accounting practices adopted in Brazil for complete financial statements.

The preparation of quarterly information involves the use of accounting estimates. Such estimates were based on objective and subjective aspects considering management’s judgment to determine the adequate amount to be recorded in the quarterly information. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recovery in operations, risk credit analysis to determine the allowance for doubtful accounts, and the analyses of other risks to determine other provisions, including the provision for contingencies, and the valuation of financial instruments and other assets and liabilities at the balance sheet date.

Actual results may significantly differ from these estimates once the underlying transactions are settled due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

Assets and liabilities are classified as current when these items are likely to be settled or realized within 12 months, or otherwise classified as noncurrent. Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries were translated into reais at the foreign exchange rate in force at the balance sheet date and the results of operations were translated at the average exchange rate for the period.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.	Basis of Preparation and Presentation of the Quarterly Information--Continued

The quarterly information for the three-month period and nine-month periods ended January 31, 2008 include the changes established by Technical Instruction No. 01/2006, issued by the Brazilian Institute of Independent Auditors (IBRACON), adopted since April 30, 2007. With the adoption of the referred to instruction, the Company changed the manner of recording inter-harvest costs, which used to be deferred to be charged to inventory of the following harvest. With the change, fixed costs which used to be components of inter-harvest costs, of which the most significant was depreciation for the period of shut-down for maintenance, started to be charged to the statement of operations for the period. The parts and pieces that are usually replaced during the planned shut-down for maintenance, included in inter-harvest costs, started to be included planned in cost of property, plant and equipment, in a specific account, and depreciated during the following harvest period.

For purposes of additional information, the statements of cash flow, prepared in accordance with Accounting Standard and Procedure (NPC) No. 20, issued by IBRACON – the Brazilian Institute of Independent Auditors are being presented.

Loss for the nine-month period ended January 31, 2008 does not necessarily indicate the result that may be expected for the year ending April 30, 2008.

The quarterly information and related notes are presented in thousands of reais, except where otherwise indicated.

Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic consolidation principles. The consolidated process included the following main procedures:

a)	Elimination of asset and liability accounts held among consolidated companies;
b)	Elimination of investments considering the interest held by the parent company in the subsidiaries’ equity;
c)	Elimination of elimination of revenue and expenses in consolidated intercompany operations; and,
d)	Elimination of unrealized income arising from relevant transactions carried out between consolidated companies.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.	Basis of Preparation and Presentation of the Quarterly Information--Continued

Consolidated companies are listed below:

	Interest as of
	January 31, 2008		October 31, 2007
	Direct	Indirect	Direct	Indirect
Cosan Operadora Portuária S.A.	90.0%	-	90.0%	-
Administração de Participações Aguassanta Ltda.	91.5%	-	91.5%	-
Agrícola Ponte Alta S.A.	-	99.1%	-	98.4%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	-	99.9%	-
Cosan S.A. Bioenergia	100.0%	-	100.0%	-
Barra Bioenergia S.A.	-	99.1%	-	98.4%
Cosan International Universal Corporation	100.0%	-	100.0%	-
Cosan Finance Limited	100.0%	-	100.0%	-
DaBarra Alimentos Ltda.	-	99.1%	-	98.4%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	99.1%	-	98.4%
Usina da Barra S.A. Açúcar e Álcool	89.9%	9.2%	82.4%	16.0%
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	99.9%	0.1%
Etanol Participações S.A. (1)	-	-	33.3%	-
Usina Santa Luiza S.A. (1)	-	33.0%	-	-
Agropecuária Aquidaban S.A. (1)	-	33.0%	-	-
Cosan Centroeste S.A. Açúcar e Álcool	-	99.1%	-	98.4%

(1)  As mentioned in Note 1, the Company increased capital of Usina da Barra S.A. Açúcar e Álcool, through credits with the subsidiary and transfer of shareholding of investee Etanol Participações S.A., corresponding to 33.33% of its capital. On December 21, 2007, Etanol was merged into former subsidiaries Usina Santa Luíza and Agropecuária Aquidaban S..A..

Change in preparation and disclosure of financial statements.

On December 28, 2007, the Brazilian President approved Law No. 11.638, which amends and revokes certain provisions of Law No. 6404, dated December 15, 1976 and Law No. 6385, dated December 7, 1976.

The requirements of this law apply to financial statements referring to fiscal years started on or after January 1, 2008, addressing the main modifications applicable to publicly-held companies, such as: (i) presentation of the statement of value added; ii) in the preparation of the financial statements, accounting adjustment entries made exclusively to meet accounting standards are not taxable or deductible; (iii) in certain business combinations, assets and liabilities shall be stated at market value; (iv) periodic evaluation of recovery of amounts recorded in property, plant and equipment and intangible assets; (v) leased assets must be recorded in property, plant and equipment account; (vi) certain financial assets must be stated at market value; (vii) certain assets and liabilities must be adjusted to present value, especially noncurrent ones; and (viii) investments in affiliates over which management has significant influence or has ownership interest of 20% or more in voting capital (and no longer total capital), in subsidiaries and in other companies belonging to the group or which are under common control must be stated by the equity method, among others.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.	Basis of Preparation and Presentation of the Quarterly Information--Continued

At this point it is not possible to anticipate the impacts introduced by Law No. 11638 on the result of operations and the financial position of the Company and its subsidiaries for the financial statements for the year ending April 30, 2009 and, retrospectively, the financial statements for the year ending April 30, 2008, when presented for comparative purposes with the April 30, 2009 financial statements.

3.	Summary of Principal Accounting Practices

The accounting practices adopted in the preparation of the quarterly information are consistent with those disclosed in the financial statements as of April 30, 2007.

4.	Cash and Cash Equivalents

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Cash	1,583	24	1,671	107
Overnight investments (i)	-	-	38,534	24,828
Checking accounts	1,420	41,837	46,686	68,220
Amounts pending foreign exchange closing (ii)	22,503	39,820	28,771	41,945
	25,506	81,681	115,662	135,100

(i)	The overnight balance corresponds to short-term investment in US dollars with highly rated banks, which is remunerated according to Federal Funds rate, and may be promptly redeemed.

(ii)
Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

5.	Marketable Securities

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Bank Deposits Certificate – CDB	1,318,486	-	1,332,501	6,480
Other fixed income securities	11	11	11	11
	1,318,497	11	1,332,512	6,491

Investments in Bank Deposits Certificate – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 101.5% of Interbank Deposit Certificate – CDI.

6.	Inventories

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Finished goods:
Sugar	184,073	220,271	324,672	411,564
Ethanol	155,929	197,639	312,470	424,746
Other	4,540	6,391	6,690	12,051
Harvest costs	101,450	90,699	262,834	234,491
Supplies and others	49,259	47,902	113,003	111,989
	495,251	562,902	1,019,669	1,194,841

7.	Advances to Suppliers

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Sugarcane suppliers	93,998	119,093	273,376	295,764
Equipment, material and service suppliers	4,185	1,294	14,200	8,728
	98,183	120,387	287,576	304,492
Current	(98,183)	(120,387)	(243,051)	(304,492)
Noncurrent	-	-	44,525	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

8.	Balances with Related Parties

	Assets
	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Usina da Barra S.A. Açúcar e Álcool	164,214	-	-	-
Cosan S.A. Bioenergia	38,715	60,748	-	-
Cosan Centroeste S.A. Açúcar e Álcool	28,010	4,614	-	-
Cosan Operadora Portuária S.A.	15,390	8,991	-	-
Cosan International Universal Corporation	8,957	17,502	-	-
Others	1,586	2,410	11	11
	256,872	94,265	11	11
Current	(256,872)	(94,265)	-	-
Noncurrent	-	-	11	11

	Liabilities
	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Cosan Finance Limited	654,892	667,896	-	-
Etanol Participações S.A.	667	667	-	-
	655,559	668,563	-	-
Current	(6,888)	(25,899)	-	-
Noncurrent	648,671	642,664	-	-

	Parent Company		Consolidated
	11/1/07 to 1/31/08	11/1/06 to 1/31/07	11/1/07 to 1/31/08	11/1/06 to 1/31/07
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	259,314	15,274	-	-
Sale of finished goods and services	65,355	158,538	-	-
Purchase of finished goods and services	(45,973)	(145,895)	-	-
Transfer of advance for future capital increase to investments	(118,434)	-	-	-
Financial income	2,345	18,108	-	-

Transactions involving liabilities
Payments of financial resources	(37,663)	-	-	(2,366)
Financial incomes	24,659	-	-	-

The purchase and sale of products and services are carried out at arm’s length.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

8.	Balances with Related Parties--Continued

Amounts receivable from Usina da Barra referred basically to advances for future deliveries of sugar and advances for future capital increase. Such amounts accrued 100% of CDI interest. On October 1, 2007, Company management decided to increase capital into Usina da Barra S.A. Açúcar e Álcool. As such, as from said date, all the amount of R$556,566 at January 31, 2008 started to be treated as advance for future capital increase, not subject to interest. As described in Note 9, the capital increase in the amount of R$620,000 was approved by the Extraordinary General Meeting of November 30, 2007.

The balance receivable from Cosan International Universal Corporation corresponds to sales of finished products, which will be sold by the subsidiary company abroad. Average days sales outstanding averages 30 days, bearing no interest.

The balance receivable from Cosan S.A. Bioenergia corresponds to advance for future capital increase, which does not accrue interest.

The balances receivable from Cosan Operadora Portuária S.A. refer to advance payments for the rendering of port services, which do not accrue interest.

The balance payable to Cosan Finance Limited refers to two loan agreements to be settled in 2014, 2015, and 2016, which are subject to exchange variation to the US dollar and annual interest based on Libor rate, plus interest from 4.75% to 4.85% per year.

At January 31, 2008, the Company and its subsidiary Usina da Barra were lessees of 5,758 hectares of land (same October 31, 2007) (not reviewed by independent auditors) of Santa Bárbara Agrícola S.A., 13,653 hectares of land (same October 31, 2007) (not reviewed by independent auditors) of Indústria Açucareira São Francisco S.A. and 17,803 hectares of land (same October 31, 2007) (not reviewed by independent auditors) of Amaralina Agrícola Ltda., related companies which are controlled by Cosan. The amount paid by the Company and its subsidiary to the lessors in the nine-month period ended January 31, 2008 totaled R$13,024 (R$17,150 as of January 31, 2007). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugar cane tons per hectare, valued based on the price stipulated by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

9.	Investments

	Parent Company
	Investees		Investors
	Equity	Operating result for the period	Interest %		Investments		Earnings (losses) on equity investments
	1/31/08	5/1/07 to 1/31/08	1/31/08	10/31/07	1/31/08	10/31/07	11/1/07 to 1/31/08	5/1/07 to 1/31/08	11/1/06 to 1/31/07	5/1/06 to 1/31/07

Administração de Participações Aguassanta Ltda.	160,708	(20,995)	91.5	91.5	147,044	149,809	(2,765)	(19,211)	2,496	32,353
Usina da Barra S.A. Açúcar e Álcool	1,599,863	(132,477)	89.9	82.4	1,438,357	1,326,263	(25,879)	(110,298)	12,839	162,706
Cosan Operadora Portuária S.A.	38,463	(488)	90.0	90.0	34,615	37,820	(3,205)	(441)	2,956	6,751
TEAS - Terminal Exportador de Álcool de Santos S.A.	43,470	672	32.0	32.0	13,911	13,837	74	215	117	455
Cosan Distribuidora de Combustíveis Ltda.	108	(160)	99.9	99.9	108	156	(48)	(160)	(51)	(116)
Cosan S.A. Bioenergia	140,575	-	100.0	100.0	140,575	85,575	-	-	-	-
Grançucar S.A. Refinadora de Açúcar (1)	3,243	-	99.9	99.9	26	26	-	-	-	-
Cosan Finance Limited	7,548	10,745	100.0	100.0	7,458	1,400	5,686	7,110	-	-
Cosan Universal International Corporation	1,190	6,501	100.0	100.0	1,192	-	1,192	1,192	-	-
Etanol Participações S.A. (2)	-	-	-	33.3	-	77,562	(1,920)	(5,912)	-	-
Other investments (3)	-	-	-	-	23	23	-	-	-	10,615
					1,783,309	1,692,471	(26,865)	(127,505)	18,357	212,764

(1)	The investment balance is reduced by a provision for losses, in the amount of R$3,217;
(2)	Investment reduction due to capital increase of subsidiary Usina da Barra by Cosan on December 3, 2007; and,
(3)	The ‘Earnings (losses) on equity investments’ column includes the results computed by companies merged into Cosan in the year ended April 30, 2007;

	Parent Company	Consolidated
Balances as October 31, 2007	1,692,471	13,872
Capital increase of subsidiaries	194,076	-
Investment acquisition	-	7
Investment disposal	(75,642)	-
Earnings (losses) on equity investments	(26,865)	74
Capital loss from increase in ownership interest	(1,103)	-
Translation loss	372	-
Balances as of January 31, 2008	1,783,309	13,953

In the period of nine months ended January 31, 2008, subsidiary Cosan International Universal Corporation posted profit of R$6,501. Since the Company had previously recorded a provision for loss on permanent equity investments, classified in Other liabilities, under noncurrent liabilities, once this subsidiary had capital deficiency, the result from equity pickup was credited to Other operating income (expenses), in the amount of R$5,309, and against the referred to provision. The balance of R$1,192 referring to the result of operations of the subsidiary was credited to earnings on equity investments, in the statement of income for the period.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

9.	Investments--Continued

During the nine-month period ended January 31, 2008, the subsidiary Cosan Finance Limited posted operating income in the amount of R$10,745. Considering that the Company had previously recognized a provision for devaluation of equity investments, classified as Other non-current liabilities, due to the capital deficiency presented by this subsidiary, the equity pickup result was credited to Other operating income (expenses), net, in the amount of R$3,635 (R$3,227 in October 31, 2007), and posted against the referred to provision. The balance of R$7.110 (R$1,424 in October 31, 2007) referring to the result of the subsidiary was credited to earnings (losses) on equity investments in the statement of income for the period.

The Ordinary General Meeting held on December 3, 2007 of subsidiary Usina da Barra S.A. Açúcar e Álcool approved capital increase by R$695,642, with issue of 648,501,221 common shares. This capital increase was fully subscribed by controlling company Cosan S.A. Indústria e Comércio through credits with the subsidiary in the amount of R$620,000 and assignment of shareholding of investee Etanol Participações S.A., corresponding to 33.3% interest in its capital, in the amount of R$75,642. As such, the Company started to hold, directly and indirectly, 99.1% interest in Usina da Barra.

On January 31, 2008, the Company increased capital of Cosan S.A. Bioenergia using cash credits with the subsidiary, in the amount of R$55,000, corresponding to 55,000,000 registered common shares, with no nominal value.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

10.	Property, Plant and Equipment

		Parent Company
		1/31/08				10/31/07
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	72,589	108,150	-	180,739	180,739
Machinery, equipment and installations	10.86	340,483	-	(193,498)	146,985	137,153
Vehicles	21.47	38,367	-	(27,737)	10,630	10,835
Furniture, fixtures and computer equipment	18.36	54,532	-	(15,070)	39,462	13,206
Buildings and improvements	4.00	128,121	-	(20,455)	107,666	102,806
Construction in progress	-	66,692	-	-	66,692	86,793
Sugar cane planting costs	20.00	306,380	-	(104,089)	202,291	183,561
Parts and components to be periodically replaced	100.00	75,802	-	(58,132)	17,670	8,757
Other	-	2,251	-	-	2,251	1,346
		1,085,217	108,150	(418,981)	774,386	725,196

		Consolidated
		1/31/08				10/31/07
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	215,157	362,615	-	577,772	574,800
Machinery, equipment and installations	12.65	979,258	141,454	(781,555)	339,157	322,534
Vehicles	21.94	104,514	8,993	(91,449)	22,058	21,045
Furniture, fixtures and computer equipment	17.52	78,270	107	(31,056)	47,321	21,303
Buildings and improvements	4.11	330,961	54,264	(113,296)	271,929	267,884
Construction in progress	-	358,788	-	-	358,788	280,603
Sugar cane planting costs	20.00	861,326	-	(330,200)	531,126	478,542
Parts and components to be periodically replaced	100.00	161,900	-	(120,208)	41,692	18,912
Advances for fixed asset purchases	-	104,747	-	-	104,747	85,999
Other	-	1,881	-	-	1,881	1,881
Provision for property, plant and equipment devaluation		(3,217)	-	-	(3,217)	(3,217)
		3,193,585	567,433	(1,467,764)	2,293,254	2,070,286
The balance of R$358,788 at January 31, 2008 (R$280,603 in October 31, 2007) under construction in progress consists of investments in manufacturing plants’ modernization and for increased product storage capacity.

The balance of R$104,747 in January 31, 2008 (R$85,999 in October 31, 2007) under advances for fixed assets acquisition consists of advances for purchase of machinery and equipment by electric power co-generation companies.

At January 31, 2008, consolidated property, plant and equipment included the amount of R$424,500 (R$425,040 in October 31, 2007) related to net balance of revaluations.

Loss for the nine-month periods include the amount of R$10,398 in January 31, 2008 (R$7,891 in January 31, 2007) referring to depreciation of revalued assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

11.	Goodwill

		Parent Company
			1/31/08		10/31/07
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(392,616)	-	12,875
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(38,232)	25,488	28,674
Goodwill on the acquisition of Grupo Mundial	10	127,953	(25,591)	102,362	105,561
Goodwill on the payment of capital of Mundial	10	21,142	(3,876)	17,266	17,794
Goodwill on the acquisition Corona (ABC 125 and ABC 126)	10	267,824	(53,565)	214,259	220,957
Goodwill on the acquisition Usina Açucareira Bom Retiro S.A.	10	115,165	(20,153)	95,012	97,890
		988,420	(534,033)	454,387	483,751

		Consolidated
			1/31/08		10/31/07
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(392,616)	-	12,875
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(38,232)	25,488	28,674
Goodwill on the acquisition of Usina da Barra	20	35,242	(26,461)	8,781	10,543
Goodwill on the constitution of FBA	10	22,992	(15,903)	7,089	7,664
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(16,286)	7,832	8,435
Goodwill on the acquisition of Guanabara Agro Industrial S.A.	20	27,747	(27,747)	-	386
Goodwill on the acquisition of Grupo Destivale	10	69,918	(19,267)	50,651	52,400
Goodwill on the acquisition of Grupo Mundial	10	127,953	(25,591)	102,362	105,561
Goodwill on the payment of capital of Mundial	10	21,142	(3,876)	17,266	17,794
Goodwill on the acquisition of Corona	10	818,831	(160,284)	658,547	679,18
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(20,153)	95,012	97,889
Goodwill on the acquisition of Santa Luiza Group	10	70,032	(658)	69,374	68,996
		1,789,476	(747,074)	1,042,402	1,090,235

12.	Taxes and Social Contributions Payable

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
ICMS – State VAT	5,775	2,224	10,433	2,948
INSS – Social Security	5,889	7,410	9,797	13,517
PIS – Social Integration Program	585	405	1,343	1,247
COFINS – Social Security Funding	2,697	1,812	6,189	5,689
Tax Recovery Program – REFIS	-	-	286,965	289,357
Special Tax Payment Program – PAES	59,915	61,701	84,256	86,960
Income and social contribution taxes payable	2,122	11,976	24,137	33,720
Others	5,258	5,819	10,331	12,567
	82,241	91,347	433,451	446,005
Current liabilities	(28,960)	(35,949)	(93,323)	(101,037)
Noncurrent liabilities	53,281	55,398	340,128	344,968

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

12.	Taxes and Social Contributions Payable--Continued

Noncurrent amounts become due as follows:

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
13 to 24 months	11,063	10,931	36,120	37,050
25 to 36 months	11,063	10,931	35,783	36,405
37 to 48 months	10,447	10,493	34,583	35,196
49 to 60 months	10,390	10,274	34,526	34,956
61 to 72 months	5,609	7,878	27,285	31,195
73 to 84 months	955	944	20,928	21,624
85 to 96 months	955	944	20,928	21,624
Above 97 months	2,799	3,003	129,975	126,918
	53,281	55,398	340,128	344,968

Tax Recovery Program - REFIS

In 2000, several of the former subsidiaries that now are part of Usina da Barra and the former Corona signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

The balances at January 31, 2008 and October 31, 2007 are as follows:

	Consolidated
	1/31/08	10/31/07
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges calculated upon TJLP variation	112,360	109,741
Payments made	(117,623)	(112,612)
	286,965	289,357
Current liabilities	(19,974)	(20,680)
Noncurrent liabilities	266,991	268,677

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

12.	Taxes and Social Contributions Payable--Continued

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10,684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, of the National Fund For Economic Development (FNDE), and the INSS. Installments are adjusted monthly based on the TJLP variation.

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts, which, according to the Company and its subsidiaries controls, are as follows:

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,914	83,914
INSS contributions	13,216	13,216	24,709	24,709
Amortization	(39,396)	(36,919)	(58,719)	(55,041)
Monetary restatement	24,002	23,311	34,352	33,378
	59,915	61,701	84,256	86,960
Current installments	(9,947)	(9,836)	(14,769)	(14,602)
Noncurrent installments	49,968	51,865	69,487	72,358

Installments have been paid based on 1.5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

12.      Taxes and Social Contributions Payable--Continued

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filing.

13.      Income and Social Contribution Taxes

a)	Reconciliation of income and social contribution tax expenses:

	Company				Consolidated
	11/1/07 to 1/31/08	5/1/07 to 1/31/08	11/1/06 to 1/31/06	5/1/06 to 1/31/06	11/1/07 to 1/31/08	5/1/07 to 1/31/08	11/1/06 to 1/31/06	5/1/06 to 1/31/06
Income before income and social contribution taxes	(88,728)	11,643	80,052	179,109	(105,500)	(56,535)	94,022	297,802
Income and social contribution taxes at nominal rate (34%)	30,168	(3,958)	(27,218)	(60,897)	35,870	19,222	(31,967)	(101,253)
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(9,134)	(43,352)	6,241	72,338	25	73	40	155
Non-deductible goodwill amortization	(838)	(2,514)	(270)	(810)	(838)	(2,514)	(270)	(4,943)
Non-deductible donations and contributions	(544)	(1,374)	(549)	(2,161)	(1,203)	(2,748)	(931)	(3,173)
Deferred taxes on temporary differences in subsidiaries	-	-	5,221	5,221	-	-	5,221	9,123
Others	(2,319)	(2,950)	(68)	(256)	(374)	(1,930)	(2,133)	(1,254)
Total current and deferred taxes	17,333	(54,148)	(16,643)	13,435	33,480	12,103	(30,040)	(101,345)
Effective rate	-	465.07%	20.79%	-	-	-	31.95%	34.03%

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.      Income and Social Contribution Taxes--Continued

b)	Deferred income and social contribution tax assets:

	Parent company
	1/31/08				10/31/07
	Basis	Tax income 25%	Social contribution tax 9%	Total	Total
Provision for contingencies and other temporary differences	115,582	28,895	10,402	39,297	38,770
Income tax losses	119,352	29,838	-	29,838	26,133
Social contribution tax losses	119,453	-	10,751	10,751	9,416
Deferred taxes		58,733	21,153	79,886	74,319
Current assets				(23,740)	(22,871)
Noncurrent assets				56,146	51,448

	Consolidated
	1/31/08				10/31/07
	Basis	Tax income 25%	Social contribution tax 9%	Total	Total
Provision for contingencies and other temporary differences	681,945	170,486	61,375	231,861	226,803
Income tax losses	270,601	67,650	-	67,650	54,771
Social contribution tax losses	270,702	-	24,363	24,363	19,727
Deferred taxes		238,136	85,738	323,874	301,301
Current assets				(25,996)	(24,236)
Noncurrent assets				297,878	277,065

Deferred taxes on income and social contribution tax loss carryforwards must be realized in up to 2 years (parent company) and up to 10 years (consolidated), according to expectation of future profitability of the Company and its subsidiaries, as demonstrated in financial projections prepared by management and to be approved by the Board of Directors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.      Income and Social Contribution Taxes--Continued

b)	Deferred income and social contribution tax assets:--Continued

The recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
2008	23,740	22,871	25,996	24,236
2009	18,358	16,594	43,912	40,087
2010	4,725	5,159	44,187	41,918
2011	4,725	5,159	44,481	42,212
2012	4,725	5,159	40,562	39,454
2013 to 2017	23,613	19,377	124,736	113,394
	79,886	74,319	323,874	301,301

Estimates for recovery of the tax credits were based on projections of taxable income, taking into consideration several financial and business assumptions on the balance sheet preparation date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.      Loans and Financings

	Financial charges (1)		Parent Company		Consolidated			Guarantees (2)
Purpose	Index	Average annual interest rate	1/31/08	10/31/07	1/31/08	10/31/07	Final maturity	1/31/08	10/31/07
Senior Notes Due 2009	Dollar (US)	9.0%	64,656	71,356	64,656	71,356	November/2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%	-	-	703,983	709,672	February/2017	-	-

Perpetual notes	Dollar (US)	8.25%	807,695	800,216	807,695	800,216	-	-	-
IFC	Dollar (US)	7.44%	100,288	114,197	100,288	114,197	January/2013	-	-
Resolution 2471	IGP-M	3.95%	90,504	87,212	538,357	526,182	December/2020	National Treasury	National Treasury
	Corn price variation	12.5%	137	136	725	731	October/2025	Securities and land mortgage	Securities and land mortgage

Others	Various	Various	8,577	16,355	55,999	61,525	Various	Mortgage, inventories and chattel mortgage on financed assets	Mortgage, inventories and chattel mortgage on financed assets
			1,071,857	1,089,472	2,271,703	2,283,879
Current			(48,921)	(64,021)	(74,946)	(105,072)
Noncurrent			1,022,936	1,025,451	2,196,757	2,178,807

(1)	Financial charges at January 31, 2008, except when otherwise indicated;
(2)	All loans and financings are guaranteed by promissory notes and guarantees by the Company and its shareholders, in addition to the security described above.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.      Loans and Financing--Continued

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
13 to 24 months	87,001	19,773	91,976	24,756
25 to 36 months	16,406	87,163	22,049	92,618
37 to 48 months	15,934	18,486	21,613	24,638
49 to 60 months	22,011	9,247	26,593	14,387
61 to 72 months	8	19,628	2,381	21,952
73 to 84 months	8	-	2,381	2,290
85 to 96 months	8	-	403	959
Thereafter	881,560	871,154	2,029,361	1,997,207
	1,022,936	1,025,451	2,196,757	2,178,807

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. At January 31, 2008, these certificates, classified as noncurrent assets, amounted to R$22,279 (R$20,904 at October 31, 2007), Company, and R$144,861 (R$135,886 at October 31, 2007), consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be paid in 2020, Company, and 2025, consolidated.

Senior Notes

a)	Due 2009

On October 18, 2004, the Company issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$200 million. These Senior Notes bear interest at a rate of 9% per annum, payable semi-annually in May and November of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.      Loans and Financing--Continued

Senior Notes--Continued

a)	Due 2009--Continued

On October 25, 2007, Company advanced payment of part of this debt, reducing the amount of debt principal by R$293,151, equivalent to US$164,192 thousand, of which R$5,718, equivalent to US$3,301, was settled on November 8, 2007. This operation also involved advance settlement of interest and bonus payment in the total amount of R$30,611, which was recognized in financial income (expenses), net. Due to the advance payment, certain restrictive covenants are not due.

The remaining debt balance, including swap, at January 31, 2008, is R$68,725 (R$81,785 on October 31, 2007).

b)	Due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

IFC – International Finance Corporation

On June 28, 2005, the Company entered into a credit facility agreement in the total amount of US$70 million with the IFC, comprising an “A loan” of US$50 million and a “C loan” of US$20 million. The “C loan” was withdrawn on October 14, 2005 while the funds from the “A loan” were released at February 23, 2006. Under the agreement, the Company has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of the Company in connection with its Initial Public Offering. On November 7, 2005, IFC informed the Company of its intention to exercise the conversion option in relation to the amount of US$5 million, which translated on November 16, 2005 totaled outlay of R$10,980 referring to “C loan”, which was converted into 228,750 common registered shares in connection with the public offer realized on November 2005.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.      Loans and Financing--Continued

IFC – International Finance Corporation--Continued

Interest payments accrued on these loans are due on a semi-annual basis and are payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes the Company’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lumpsum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The operations are guaranteed by the industrial facilities under “Usina Rafard”, and by a guarantee provided by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

The Company, together with its controlling shareholder and its subsidiaries, entered into an Equity Rights Agreement with IFC, whereby tag along right and a put option have been granted to IFC, which requires the Company’s controlling shareholders to hold a minimum interest of 51% in the Company’s share capital.

Perpetual Notes

On January 24 and February 10, 2006, the Company issued Perpetual Notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and are subject to interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date. Perpetual notes are secured by the Company and by Usina da Barra.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.      Loans and Financing--Continued

Restrictive Covenants in the Loan and Financing Agreements

The Company and its subsidiaries are subject to certain restrictive covenants, the main ones being as follows:

•	restriction on transactions with shareholders and affiliated companies;
•	restriction on payment of dividends and other payment restrictions affecting subsidiaries; and,
•	restriction on guarantees granted on assets.

All the covenants have been fully met by the Company and its subsidiaries.

Expenses with issue of Notes

Expenses incurred with issue of Senior and Perpetual Notes are recorded as other assets and as prepaid expenses, in current and noncurrent assets respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

Due to the advance payment of the Senior Notes due in 2009, mentioned in item a) above, there was reversal to the statement of income for the period of the amount of R$5,591 in the financial income (expenses), net. The amount of reversal represents the amount of expenses in proportion to settlement of the debt on October 25, 2007.

15.      Provision for Contingencies

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Tax	197,038	193,360	722,877	703,895
Civil and labor	8,126	7,916	99,229	99,055
	205,164	201,276	822,106	802,950
Judicial deposits	(11,554)	(11,314)	(46,786)	(45,482)
	193,610	189,962	775,320	757,468

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Provision for Contingencies--Continued

The Company and its subsidiaries are a party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of their legal advisors. Management believes resolution of these disputes will have no effect significantly different from the estimated amounts accrued.

Tax contingencies refer, substantially, to suits filed by the Company and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA – Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The main tax contingencies are as follows:

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Credit premium - IPI	135,909	133,639	265,277	260,692
ICMS credits	12,413	11,809	44,403	40,300
Contribution to IAA	-	-	78,842	78,117
PIS and Cofins	19,778	19,544	125,455	123,936
Others	28,938	28,368	208,900	200,850
	197,038	193,360	722,877	703,895

On October 10, 2007, subsidiary Usina da Barra S.A. Açúcar e Álcool started to participate in the PPI Program (Program for Payment of ICMS Debts In Installments), approved by State Decree No. 51960/07, dated July 4, 2007, providing for reduction of 75% penalty and arrears interest of 60%, calculated through to payment date.

The Company paid the tax debt in the total amount of R$11,507, which basically refers to judicial proceedings considered by the Company’s legal advisors as involving a possible loss, as such were not fully recognized in the quarterly information. The effect on the result for the period amounted to R$10,395, of which R$3,529 and R$6,866 were recorded in Other operating expenses and Financial income (expenses), net accounts.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Provision for Contingencies--Continued

In relation to tax contingencies considered to involve possible loss, there were no significant changes in the quarter ended January 31, 2008, as under:

	Parent Company		Consolidated
	1/31/08	10/31/07	1/31/08	10/31/07
Tax assessment – withholding income tax	153,388	151,858	153,432	151,898
IPI credit – IN 67/98	-	-	149,167	147,571
ICMS – State Value added Tax	7,336	6,734	72,460	67,235
IAA - Sugar and Ethanol Institute	-	-	47,011	48,611
IPI - Federal Value-added tax	15,841	15,644	73,931	73,180
Other	22,945	12,133	62,458	40,588
	199,510	186,369	558,459	529,083

Contingent credits

i)  IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court previously unused tax credits of approximately R$290,713 in January 31, 2008 (R$288,655 at October 31, 2007), related to IPI premium credit (Decree Law No. 491, dated March 5, 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period May 1992 to December 2006. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

ii) Accounts receivable from federal government

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government, since, at the time the sector was under the Government’s control, the product prices were mandatorily established at levels that did not conform to the reality of the sector, created by the Government itself.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Provision for Contingencies--Continued

ii) Accounts receivable from federal government--Continued

The indemnification suits are still being challenged in court and, as such, were not recorded in the subsidiary’s financial statements as of January 31, 2008. However, on February 28, 2007, the subsidiary recognized a gain in the P&L for the period, in the amount of R$318,358, corresponding to one of the above-mentioned proceedings, for which a final and unappealable decision was rendered in favor of subsidiary, as per decision handed down at the end of January 31, 2008. Since the recorded amount is substantially composed of interest and monetary restatement, it was recognized under Financial income (expenses), net, against the account Credit from indemnification suit, under noncurrent assets. The Company is expecting a final decision regarding the form of payment, which should take place by means of securities issued in connection with public debts, to be received in 10 years, after the final decision is handed down for the enforcement proceeding. The Company, based on the opinion of its legal advisors, estimates that the discussion on the enforcement proceeding will be concluded in three years. The lawyers’ fees referring to this suit was recognized in General and administrative expenses, in the amount of R$38,203, against the account Other liabilities, under noncurrent liabilities.

In the nine-month period ended January 31, 2008, such amounts were monetarily restated in accordance with IPCA-E (Extended Consumer Price Index), totaling R$339,232 (R$331,426 at October 31, 2007) and R$40,708 (R$39,771 at October 31, 2007), corresponding to the process and to lawyer fees, respectively. The amount of R$20,874, recorded as credit, and R$2,505, recorded as debit, were recognized in P&L for the period, under the account Financial income (expenses), net.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

16.      Shareholders’ Equity

a) Capital

At the Board of Directors’ meeting held on November 19, 2007, the members unanimously approved capital increase through issue of 922,947 new common shares, with no par value, within the “Company’s Stock Purchase Plan”, in view of the exercise of the referred to option by eligible officers, at the issue price of R$6.11 per common share, established in the terms of the option plan. Considering the issue of new shares, the Company’s capital now amounts to R$1,198,311, represented by 189,809,307 common registered uncertified shares without par value.

At the Extraordinary General Meeting held on December 5, 2007, a capital increase of R$1,736,700 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of R$21.00 each. On this date, the Company capital is represented by 272,509,307 common registered uncertified shares without par value, in the total amount of R$2,935,031.

At the Board of Directors’ meeting held on December 11, 2007, the shareholders unanimously approved capital increase through issue of 38,725 new common registered uncertified shares without par value, within the “Company’s Stock Purchase Plan”, in view of the exercise of the referred to option by eligible officers, at the issue price of R$6.11 per share, established in the terms of the option plan. Considering the issue of new shares, the Company’s capital increased from R$2,935,031, represented by 272,509,307 common shares to R$2,935,268 on this date, represented by 272,548,032 common registered shares.

On January 23, 2008, the period for exercising the capital subscription right ended, as approved in the Extraordinary General Meeting of December 5, 2007. The parent company Cosan Limited subscribed and paid in 56,607,396 common shares in the amount of R$1,188,755, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to R$547,945.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

16.      Shareholders’ Equity--Continued

a) Capital--Continued

As a result of the subscription of shares, the parent company now holds 152,939,440 common shares, representing 56.11% of the Company’s capital.

At January 31, 2008, capital is represented by 272,548,032 common registered uncertified shares (188,886,360 at October 31, 2007), without par value.

17.      Management Fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

18.      Financial Income (Expenses), Net

	Parent Company				Consolidated
	11/1/07 to 1/31/08	5/1/07 to 1/31/08	11/1/06 to 1/31/07	5/1/06 to 1/31/07	11/1/07 to 1/31/08	5/1/07 to 1/31/08	11/1/06 to 1/31/07	5/1/06 to 1/31/07
Financial expenses
Interest (1)	(56,855)	(181,693)	(47,011)	(162,309)	(97,853)	(243,354)	(68,405)	(186,304)
Monetary restatement of liabilities	(3,066)	(6,349)	(1,545)	(4,723)	(18,793)	(38,857)	(8,027)	(28,747)
Exchange variation of liabilities (2)	(15,100)	278,139	12,162	(56,787)	(15,909)	282,320	11,669	(59,639)
Results from derivatives (3)	(7,344)	(15,681)	8,723	(192,832)	22,816	(15,681)	8,723	(192,832)
CPMF expenses	(6,825)	(14,849)	(3,320)	(10,551)	(8,023)	(19,704)	(5,513)	(19,138)
Interest and bonus paid on anticipate payment of Senior Notes	(1,193)	(31,353)	-	-	(1,193)	(31,353)	-	-
Bank expenses	(141)	(421)	(1,108)	(3,717)	(392)	(1,265)	(2,627)	(5,922)
	(90,524)	27,793	(32,099)	(430,919)	(119,347)	(67,894)	(64,180)	(492,582)
Financial income
Interest (1)	5,575	17,867	21,435	34,926	9,594	27,828	9,119	28,597
Monetary restatement of assets	756	1,534	398	961	11,778	28,330	1,164	7,221
Exchange variation of assets (2)	1,127	(22,524)	987	32,386	1,712	(21,974)	780	28,059
Results from derivatives (3)	70,339	259,474	26,538	102,392	70,338	259,474	26,538	110,497
Earnings from marketable securities	13,198	48,073	7,918	49,295	13,701	57,785	8,613	52,996
Discounts obtained (4)	133	297	223	26,113	359	(258)	347	89,589
	91,128	304,721	57,499	246,073	107,482	351,185	46,561	316,959
	604	332,514	25,400	(184,846)	(11,865)	283,291	(17,619)	(175,623)

(1) Includes results from currency and interest rate swap operations;
(2) Includes exchange gain on liabilities in foreign currency;
(3) Includes result of futures, option, swap and NDF operations; and,
(4) Included at 31, 2007, discounts obtained on promissory notes and payment of State VAT (ICMS) under a tax amnesty program.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

19.      Other Operating Income (Expenses), Net

	Parent Company				Consolidated
	11/1/07 to 1/31/08	5/1/07 to 1/31/08	11/1/06 to 1/31/07	5/1/06 to 1/31/07	11/1/2007 to 1/31/08	5/1/07 to 1/31/08	11/1/06 to 1/31/07	5/1/06 to 1/31/07
State tax amnesty – ICMS	-	-	-	(11,460)	-	-	-	41,927
Reversal (set-up) of provision for contingencies	(234)	(2,074)	5,233	6,927	(3,430)	(2,843)	2,149	(2,833)
Reversal (set-up) of provision for loss on permanent equity investment	1,219	8,944	(4,549)	(6,394)	(17)	(64)	(36)	(106)
Others	1,844	3,751	1,745	2,846	710	(3,329)	(1,416)	1,755
	2,829	10,621	2,429	(8,081)	(2,737)	(6,236)	697	40,743

20.      Statement of EBITDA (Not reviewed by independent auditors)

	Consolidated
	11/1/07 to 1/31/08	11/1/06 to 1/31/07	12/1/07 to 1/31/08	12/1/06 to 1/31/07
Net operating revenue	673,951	970,803	2,575,230	3,670,442
Less:
Cost of goods sold and services rendered	(594,397)	(680,203)	(2,205,333)	(2,476,558)
Selling expenses	(73,431)	(71,196)	(301,630)	(253,206)
General and administrative expenses and management fees	(49,931)	(52,788)	(250,188)	(193,335)
Other operating income (expenses), net	(2,737)	697	(11,670)	35,241
Plus:
Depreciation and amortization	47,799	30,606	448,699	185,486
EBITDA	1,254	197,919	255,108	968,070

EBITDA of the Company and subsidiaries may be reconciled with operating results as follows:

	Consolidated
	11/1/07 to 1/31/08	11/1/06 to 1/31/07	12/1/07 to 1/31/08	12/1/06 to 1/31/07
Operating income	(106,551)	93,919	206,304	301,631
Plus:
Goodwill amortization	48,215	55,892	216,689	217,822
Financial income (expenses), net	11,865	17,619	(616,881)	261,024
Earnings (losses) on equity investments	(74)	(117)	297	(508)
Expenses with placement of shares	-	-	-	2,615
Depreciation and amortization	47,799	30,606	448,699	185,486
EBITDA	1,254	197,919	255,108	968,070

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments

a) Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which the Company and its subsidiaries are exposed. The Company carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

b) Price risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

At January 31, 2008 the Company had 2,211,082 tons of sugar (1,083,663 tons at October 31, 2007), hedged by negotiations with financial instruments, as shown below:

Derivatives based on contract NY11 (NYBOT)
Month	Quotation at 01/31/08 (¢/lb)	Hedge volume (T)	Average price (¢/lb)	Market value 01/31/08 (R$ thousand)
Mar/08	12.36	472,470	10.73	(30,034)
May/08	12.86	69,550	11.54	(3,555)
Jul/08	13.02	526,067	10.38	(55,084)
Oct/08	13.31	783,487	11.58	(53,389)
Mar/09	13.84	5,233	12.26	(320)
Jul/09	13.92	146,058	13.50	(4,948)
Oct/09	14.20	149,717	13.30	(7,562)
Total		2,152,582	11.35	(154,894)

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

b) Price risk--Continued

Derivatives based on contract NY11 (NYBOT)
Month	Quotation at 10/31/07 (¢/lb)	Hedged volume (T)	Average Price (¢/lb)	Market Value 10/31/07 (R$ thousand)
Oct/07	9.98	384,691	9.98	(1,495)
Mar/08	9.98	200,666	10.29	2,401
Jul/08	10.09	342,137	10.16	891
Oct/08	10.43	38,100	10.55	170
Total		965,594	10.09	1,967

Derivatives based on contract London # 5 (LIFFE)
Month	Quotation at 01/31/08 (US$/T)	Hedged volume (T)	Average Price (US$/T)	Market Price 01/31/08 (R$ thousand)
Aug/08	361.20	58,500	337.48	(2,443)
Total		58,500	337.48	(2,443)

Derivatives based on contract London # 5 (LIFFE)
Month	Quotation at 10/31/07 (US$/T)	Hedged volume (T)	Average Price (US$/T)	Market Value 10/31/07 (R$ thousand)
Aug/07	283.60	30,692	325.64	2,250
Oct/07	283.60	41,527	271.17	(900)
Dec/07	283.60	23,350	280.31	(134)
Aug/08	290.50	22,500	305.06	571
Total		118,069	293.59	1,787

Derivatives based on contract RBOB Gasoline (NYMEX)
Month	Quotation at 01/31/08 (US$/Gallon)	Hedged volume (M3)	Average Price (US$/Gallon)	Market Value 01/31/08 (R$ thousand)
Mar/08	2.36	1,749	1.98	(309)
Apr/08	2.51	2,544	2.09	(493)
May/08	2.52	2,544	2.18	(412)
Total		6,837	2.09	(1,214)
Derivatives based on contract RBOB Gasoline (NYMEX)
Month	Quotation at 10/31/07 (US$/Gallon)	Hedged volume (M3)	Average price (US$/Gallon)	Market Value 10/31/07 (R$ thousand)
Dec/07	2.34	2,544	1.89	(528)
Jan/08	2.35	2,544	1.91	(513)
Feb/08	2.37	2,544	1.93	(512)
Mar/08	2.38	2,544	1.98	(474)
Apr/08	2.50	2,544	2.09	(482)
May/08	2.51	2,544	2.18	(390)
Total		15,264	2.00	(2,899)

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

c) Foreign exchange risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in the OTC segment with leading institutions.

At January 31, 2008, the Company had US$450,000 thousand (US$277,000 thousand at October 31, 2007) protected by negotiations with financial instruments, as shown below:

Derivatives based on commercial dollar contract (BM&F)
Month	Quotation at 01/31/08 (R$/US$)	Hedged volume (US$ thousand)	Average Price (R$/US$)	Market Value 01/31/08 (R$ thousand)
Mar/08	1.7673	16,000	2.1232	5,652
Apr/08	1.7766	52,000	2.0170	12,295
May/08	1.7869	28,000	2.0114	6,126
Jun/08	1.7970	15,000	1.8424	659
Jul/08	1.8081	15,000	1.8487	584
Aug/08	1.8202	57,000	1.8043	(862)
Sep/08	1.8318	67,000	1.8180	(869)
Oct/08	1.8445	55,000	1.8342	(526)
Nov/08	1.8577	25,000	1.8667	205
Dec/08	1.8696	37,000	1.8881	623
Jan/09	1.8832	65,000	1.8554	(1,583)
May/09	1.9357	18,000	1.9403	73
Total		450,000	1.8847	22,377

Derivatives based on commercial dollar contract (BM&F)
Month	Quotation at 10/31/07 (R$/US$)	Hedged volume (US$ thousand)	Average price (R$/US$)	Market value 10/31/07 (R$ thousand)
Nov/07	1.7440	74,000	2.0774	24,583
Dec/07	1.7424	71,000	2.1026	24,731
Jan/08	1.7492	36,000	2.0445	10,090
Feb/08	1.7573	16,000	2.1232	5,563
Mar/08	1.7640	52,000	2.0170	12,269
Apr/08	1.7712	28,000	2.0114	6,186
Total		277,000	2.0642	83,422

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

c) Foreign exchange risk--Continued

Additionally, the Company was engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% p.a. to 81% do CDI. The total nominal contracted amount of US$90,300 thousand, R$257,671 on the date the contract was entered into, corresponding to total interest payable by the maturity date of the Senior Notes, of which the amount of US$54,300 thousand was incurred and paid by January 31, 2008. The financial result obtained in this type of transaction is recognized on a pro-rata temporis basis as a contra entry to the Senior Notes interest expense. In the six-month period ended January 31, 2008, the Company determined a negative result on these swap operations in the amount of R$14,054 (R$18,395 in January 31, 2007).

At January 31, 2008 and October 31, 2007, the Company’s and its subsidiaries’ net exposure to changes in U.S. dollar exchange rate variation was as follows:

	Consolidated
	01/31/08		10/31/07
	R$	US$ (in thousands)	R$	US$ (in thousands)
Amounts pending foreign exchange closing	28,771	16,344	41,945	24,051
Cash and cash equivalents	38,534	21,891	24,828	14,236
Derivative financial instruments – assets (1)	61,973	35,206	3,104	1,780
Notes receivable from abroad	24,525	13,932	25,127	14,408
Loans in foreign currency	(100,288)	(56,972)	(114,197)	(65,480)
Advances from customers (2)	(15,140)	(8,601)	(31,501)	(18,063)
Senior Notes due in 2009	(63,033)	(35,808)	(68,206)	(39,109)
Senior Notes due in 2017	(703,983)	(399,922)	(709,672)	(406,922)
Perpetual notes	(807,695)	(458,839)	(800,216)	(458,839)
Derivative financial instruments – liabilities (3)	(15,585)	(8,854)	(9,577)	(5,491)
Net foreign exchange exposure	(1,551,921)	(881,623)	(1,638,365)	(939,429)

(1)	Includes balances of margin deposit and call option premium;
(2)	Includes export prepayment balances; and
(3)	Includes balances of credit facility used and put option premium.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

d) Interest rate risk

The Company monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At January 31, 2008, the Company did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

e) Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f) Debt acceleration risk

As of January 31, 2008, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others.  These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

g) Market values

As of January 31, 2008 and October 31, 2007, the fair values of cash and cash equivalents, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the loan related to Resolution 2471, represented by its present value, at January 31, 2008 and October 31, 2007, approximates the amounts recorded in noncurrent assets under Restricted Brazilian Treasury Bills (CTN).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

g) Market values--Continued

The fair value of the Senior Notes maturing in 2009 and 2017, as described in Note 14, according to their market value, was 109% and 94%, respectively, of their face value at January 31, 2008.

The fair value of Perpetual Notes as described in Note 14, according to its market value, was 98.50% of its face value at January 31, 2008.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

22.      Insurance (Not reviewed by independent auditors)

At January 31, 2008, the Company and its subsidiaries maintains insurance cover against fire, lightning and explosions of any nature for the whole sugar and ethanol stock in the aggregate amount of R$1,071,000 and for buildings and equipment located at plants and installations amount in the aggregate to R$163,914. Sugar and ethanol inventories located at different plants and warehouses are covered by separate insurance policies with expiration dates varying between November 2007 and November 2008, each of them being renewable annually, usually by agreement between the parties. In particular, equipment and products that are offered as guarantee for the financial transactions we are engaged in are insured.

Also the Company has taken out insurance policies for its aircrafts in the total amount of roughly R$14,772 which are valid until March 2008 to January 2009 as well as civil liability insurance of approximately R$363,462.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

22.      Insurance (Not reviewed by independent auditors)--Continued

At January 31, 2008, Cosan Portuária has insurance for its cargo loading terminal in Santos Port in the total amount of R$107,510, which encompasses equipment as well as inventories stored in the terminal.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

23.      Stock Option Plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for Preparation and Structuring of the Stock Option Plan for the Company officers and employees was approved, with authorization for issuance of up to 5% of the Company capital shares. The Stock Option Plan was designed to obtain and retain the services of high-level officers and employees, offering them the opportunity to become Company shareholders. On September 22, 2005, the Board of Directors approved the distribution of stock options in the amount of 4,302,780 common shares to be issued or purchased by the Company, referring to 3.25% of the capital at the time, authorized at the Annual and Extraordinary General Meeting. On September 11, 2007, the Board of Directors approved the distribution of stock options in the amount of 450,000 common shares to be issued or purchased by the Company, referring to 0.24% of the capital at the time, authorized at the Annual and Extraordinary General Meeting. The remaining 1.51% may still be distributed. According to the Stock Option Plan, the exercise price is R$6.11 (six reais and eleven cents) per share. On November 20, 2006, 1,132,707 options were exercised and 285,060 expired, in view of the withdrawal of one of the eligible officers. On November 19, 2007, 922,947 options were exercised. On December 11, 2007, 38,725 options were exercised. Consequently, the remaining balance of options to be exercised on January 31, 2008 is 2,373,341 common shares.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

23.      Stock Option Plan--Continued

In the quarter period ended January 31, 2008, had the Company recorded the Stock Option Plan, its net profit would have increased by R$4,237 (increased by R$707 in the quarter period ended January 31, 2007). In the nine-month period ended January 31, 2008, had the Company recorded the Stock Option Plan, its net profit would have increased by R$5,790 (decreased by R$4,768 in the nine-month period ended January 31, 2007). In such hypothesis, on January 31, 2008, the Company would have recorded an increase in noncurrent assets of R$8,720 (R$10,902 on October 31, 2007), an increase in noncurrent liabilities of R$25,648 (R$32,067 on October 31, 2007) and a decrease in shareholders’ equity of R$16,927 (R$21,164 on October 31, 2007). Had the options been exercised through issue of new shares, the investment of current shareholders would have been reduced by 0.8633% after the exercise of all remaining options, without impacting the Company’s results.

24.      Subsequent Event

On February 14, 2008, subsidiary Usina da Barra S.A. Açúcar e Álcool concluded the acquisition of 100% of the units of interest of Benálcool Açúcar e Álcool and Benagri Agrícola Ltda., both of them located in Araçatuba region – São Paulo State, increasing the Company’s crushing capacity by more 1.3 million tons sugar cane by R$106,900.

Cosan S.A. Indústria e Comércio and parent company Cosan Limited announced the Share Acquisition Voluntary Public Offering (OPA) aimed to acquire up to 100% of the common shares of Cosan S.A. issue by means of a swap for Class A shares depositary receipts (BDRs), for Class A Shares, or for Class B Shares, series 2, all of them issued by Cosan Limited. This operation was approved by the Brazilian Securities and Exchange Commission – CVM and the US Securities and Exchange Commission – SEC on February 27, 2008 and March 4, 2008, respectively.

The OPA qualification period is from March 6 through April 4, 2008, according to OPA Bidding Publication on March 6, 2008.

All details about the offering are described in the prospectus filed with the regulatory bodies.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

25.      Additional Information

25.1    STATEMENTS OF CASH FLOWS

Three-month periods ended January 31, 2008 and 2007

	Parent Company		Consolidated
	11/1/07 to 01/31/08	11/01/06 to 01/31/07	11/01/07 to 01/31/08	11/01/06 to 01/31/07
Cash flow from operating activities
Net income (loss) of the period	(71,395)	63,409	(71,395)	63,409
Adjustments to reconcile net income (loss) for the period to net cash generated by (used in) operating activities
Income (loss) from equity investments	26,865	(18,357)	(74)	(117)
Setting up (reversal) of valuation allowance for permanent shareholdings	(1,219)	4,549	17	36
Depreciation and amortization	19,594	11,882	47,799	30,606
Residual value of permanent asset disposals	45	81	53	964
Goodwill amortization	29,364	36,119	48,215	55,892
Setting up (reversal) of provision for contingencies	234	(5,226)	3,430	(3,496)
Minority interest	-	-	(625)	573
Deferred income and social contribution taxes	(5,568)	11,110	(20,382)	(4,438)
Interest, monetary and exchange variation	42,735	37,217	87,519	64,974
Others	731	-	-	-
Decrease (increase) in assets
Trade accounts receivable	(11,149)	49,933	1,505	64,026
Inventories	67,651	117,027	175,172	311,321
Derivative instruments	(63,789)	6,657	(63,789)	6,657
Other assets	(834)	(8,221)	(80,991)	(25,419)
Increase (decrease) in liabilities
Suppliers	(46,410)	(82,658)	(96,098)	(150,744)
Salaries and wages payable	(26,710)	(24,593)	(61,737)	(54,477)
Taxes and social contributions payable	(9,839)	(16,246)	(16,190)	(6,301)
Provision for contingencies	76	11,491	3,029	4,953
Derivative instruments	(10,655)	(17,979)	(10,655)	(17,979)
Other liabilities	(247)	(17,482)	(2,906)	(39,750)
Net cash provided by (used in) operating activities	(60,520)	158,713	(58,103)	300,690
Cash flow from investing activities
Investment acquisition	(118,434)	(51)	(7)	(21)
Fixed asset purchases	(68,829)	(43,745)	(270,775)	(111,237)
Short-term investments	(1,318,486)	38,974	(1,326,021)	(784,658)
Others	-	-	(580)	(15)
Net cash used in investing activities	(1,505,749)	(4,822)	(1,597,383)	(895,931)
Cash flow from financing activities
Capital increase	1,742,576	6,925	1,742,576	6,925
Loans and financings	198,311	-	213,037	849,880
Advances from customers	1,182	2,289	-	2,232
Repayment of principal and interest of loans and financings, advances from customers and promissory notes	(256,364)	(74,632)	(319,565)	(170,327)
Intercompany prepayments	(175,611)	(46,025)	-	-
Net cash provided by (used in) financing activities	1,510,094	(111,443)	1,636,048	688,710
Net increase (decrease) in cash and cash equivalents	(56,175)	42,448	(19,438)	93,469
*Cash and cash equivalents at the beginning of the period	81,681	26,827	135,100	56,698
* Cash and cash equivalents at the end of the period	25,506	69,275	115,662	150,167

Additional cash flow information

Interest paid on loans and financings, advances from customers and promissory notes	42,910	38,869	80,508	50,709
Income and social contribution taxes	7,938	-	8,077	12,241

  COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

25.      Additional Information--Continued

25.2    STATEMENTS OF CASH FLOWS

Nine-month periods ended January 31, 2008 and 2007

	Parent Company		Consolidated
	05/01/07 to 01/31/08	05/01/06 to 01/31/07	05/01/07 to 01/31/08	05/01/06 to 01/31/07
Cash flow from operating activities
Net income (loss) of the period	(42,505)	192,544	(42,505)	192,544
Adjustments to reconcile net income (loss) for the period to net cash generated by (used in) operating activities
Income (loss) from equity investments	127,505	(212,764)	(215)	(455)
Setting up (reversal) of valuation allowance for permanent shareholdings	(8,944)	6,394	64	106
Depreciation and amortization	129,895	51,356	312,205	160,466
Residual value of permanent asset disposals	4,467	854	6,851	4,651
Goodwill amortization	101,602	96,335	160,809	167,806
Setting up (reversal) of provision for contingencies	2,074	4,547	2,843	(40,448)
Minority interest	-	-	(1,927)	3,913
Deferred income and social contribution taxes	16,870	(18,968)	(45,443)	38,859
Discount obtained under state tax amnesty program – ICMS	-	-	-	(62,126)
Discount on promissory notes	-	(25,600)	-	(25,600)
Interest, monetary and exchange variation	(65,770)	203,281	(78,751)	242,048
Others	731	-	-	199
Decrease (increase) in assets
Trade accounts receivable	3,301	(16,037)	3,278	1,133
Inventories	(274,420)	(170,594)	(509,088)	(389,088)
Derivative instruments	(29,765)	280,105	(29,765)	280,105
Other assets	10,477	(25,997)	(146,421)	(69,225)
Increase (decrease) in liabilities
Suppliers	59,140	(14,682)	161,853	(4,501)
Salaries and wages payable	(4,017)	(8,422)	(12,908)	(12,191)
Taxes and social contributions payable	(17,921)	(11,557)	(43,417)	(74,118)
Provision for contingencies	(337)	(6,377)	(108)	(127,465)
Derivative instruments	(15,007)	(62,896)	(15,007)	(62,896)
Other liabilities	(90,497)	(9,113)	(92,423)	(11,247)
Net cash provided by (used in) operating activities	(93,121)	252,409	(370,075)	212,470
Cash flow from investing activities
Investment acquisition	(123,089)	(51)	(2,112)	(21)
Fixed asset purchases	(146,341)	(114,528)	(577,904)	(318,400)
Short-term investments	(804,799)	395,104	(756,405)	(359,825)
Others	-	-	(3,262)	(3,966)
Net cash provided by (used in) investing activities	(1,074,229)	280,525	(1,339,683)	(682,212)
Cash flow from financing activities
Capital increase	1,742,576	6,925	1,742,576	6,925
Senior Notes Due 2017	-	-	-	849,880
Loans and financings	198,311	-	219,424	-
Advances from customers	1,182	28,964	4,363	51,755
Repayment of principal and interest of loans and financings, advances from customers and promissory notes	(682,796)	(195,192)	(787,182)	(349,687)
Intercompany prepayments	(97,988)	(325,083)	-	-
Others	-	1,480	2,424	-
Net cash provided by (used in) financing activities	1,161,285	(482,906)	1,181,605	558,873
Net increase (decrease) in cash and cash equivalents	(6,065)	50,028	(528,153)	89,131
*Cash and cash equivalents at the beginning of the period	31,571	19,247	643,815	61,036
* Cash and cash equivalents at the end of the period	25,506	69,275	115,662	150,167

Additional cash flow information

Interest paid on loans and financings, advances from customers and promissory notes	118,084	130,869	186,529	149,814
Income and social contribution taxes	27,083	-	31,685	20,446

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Quarterly Financial Letter
3rd Quarter of Fiscal Year 2008 – November, December and January

ri@cosan.com.br www.cosan.com.br	As expected, negative bottom line temporarily amplified by marking to market adjustment

•
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is expressed in U.S. dollars, in accordance with U.S. GAAP. For comparison purposes, the data for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on Cosan S.A., as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

•
In 3Q’08, the situation in the world sugar market remained intact, with excess supply and the continuation of depressed prices, although with concrete signs emerging of a recovery in prices. At the same time, Cosan continued to follow its previously announced approach, favoring a temporary deceleration in sugar sales. Consequently, the 625.4 thousand tonnes of sugar shipped in the 3Q’08 were 31.7% lower year on year, while the average sugar sale price in the quarter was US¢11.54/lb, 15.2% below the average price in the 3Q’07.

•
In the ethanol operations, in contrast to the situation in sugar, Cosan accelerated its exports with the aim of better balancing supply in the domestic market. As a result, sales totaled 123.0 million gallons, up 17.9% on the total sales volume in 3Q’07, while the average sales price of US$1.64/gallon was 22.1% higher than in 3Q’07. However, bear in mind that part of this price increase merely represents the foreign-exchange effects on domestic sales, converted into dollars in the quarter at the average exchange rate of R$1.7745/US$, 17.4% lower than the average of R$2.1484/US$ in the 3Q’07, given the continued depreciation in the dollar.

Summary of Financial and Operating Information
3Q'07	3Q'08	(In millions of U.S. dollars)		YTD'07	YTD'08
104.3	123.0	Ethanol Sold (millions of gallons)		270.4	265.0
915.7	625.4	Sugar Sold (thousand tonnes)		2,624.2	2,273.2
463.2	376.7	Net sales		1,350.9	1,005.9
124.4	33.2	●	Gross profit	418.4	78.8
26.9%	8.8%		Gross Margin	31.0%	7.8%
62.5	(38.6)	●	Operating income (loss)	247.2	(129.6)
13.5%	-10.2%		Operating margin	18.3%	-12.9%
76.9	11.8	●	EBITDA	363.2	79.3
16.6%	3.1%		EBITDA Margin	26.9%	7.9%
33.1	(114.8)	●	Income (loss) before minority interest	225.7	(88.8)
16.7	(59.7)	●	Net income (loss)	114.1	(40.7)
3.6%	-15.8%		Profit (loss) Margin	8.4%	-4.0%
62.5	157.3	Capex		113.7	342.1
682.3	(123.2)	●	Net Debt	682.3	(123.2)
810.4	2,509.0	●	Shareholders' & Minorities Equity	810.4	2,509.0
Definitions:
FY’08 -    fiscal year begun May 1,
2007 and ending April
30, 2008
FY’07 -    fiscal year begun May 1,
2006 and ended April 30,
2007
3Q’08 -   quarter ended January
31, 2008
3Q’07 -   quarter ended January
31, 2007
YTD’08 -period begun on the same date as the FY’08 and ended at the close of the 3Q’08
YTD’07 -period begun on the same date as the FY’07 and ended at the close of the 3Q’07

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•
Thus, the net operating revenue of US$376.7 million in the 3Q’08 was 18.7% lower year on year. Moreover, the lower volumes led to lower costs and the lower prices were partially passed through to unit costs via the Consecana mechanism. However, the extended harvest period, which because of the heavy rains that lasted through December, resulted in low yields and low productivity. These effects, together with the foreign-exchange impact on costs denominated in Brazilian real, resulted in a slight increase in costs and consequently in gross margin compression from 26.9% in the 3Q’07 to 8.8% in the 3Q’08.

•
Selling expenses and general and administrative expenses in 3Q’08 posted year-on-year increases of 17.3% and 13.8%, respectively, reflecting the foreign-exchange effect of 17.4%. However, in their source currency, these expenses followed the same pattern as a year ago, with slight variations from efficiency gains on the one hand, and higher wages on the other. Driven by these factors, in the 3Q'08 Cosan posted EBITDA of US$11.8 million with margin of 3.1%, contracting from the US$76.9 million recorded in the 3Q’07.

•
The net financial expenses of US$131.8 million in the 3Q’08, significantly higher than the expense of US$13.4 million in the 3Q’07, was heavily influenced by the sharp increase in sugar prices in the futures market at the end of the quarter. As a result, given the positions in sugar derivatives of 2,175.1 thousand tonnes at an average price of US¢11.38, Cosan ended up registering non-cash expenses of US$107.5 million related to the marking to market of this portfolio and operations with foreign-exchange derivatives. Thus, given the depressed EBITDA and the inflated financial expenses due to the marking to market of the portfolio, the bottom line was a net loss of US$59.7 million, which compares with net income of US$16.7 million in the 3Q’07. The loss in the third quarter reversed the cumulative income in the first two quarters of the fiscal year, leading to a year-to-date net loss in fiscal year 2008 of US$40.7 million, which was fully in line with expectations and signaled to the market at the time of the IPO issue by Cosan Ltd. (see page 58 of the offering memorandum, “Outlook for Fiscal Year 2008”), when the company was anticipating a net loss in FY'08.

•
The strong pace of investments at the group continued, with the first two cogeneration plants advancing, with the operational tests expected in the upcoming fiscal year. Similarly, the expansion of the Gasa unit, which crushed 1.2 million tonnes of sugarcane, is practically concluded, and already in the next harvest is expected to crush 2.85 million tonnes. In the greenfield project in Goiás state, a further US$28.0 million were disbursed to plant sugarcane and for industrial equipment. Also in the 3Q’08, a total of 21 mechanical harvesters were acquired as part of the mechanization program. The combination of these investments represented total disbursement of US$157.3 million in the quarter.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•
Regarding its financial situation, Cosan ended the 3Q’08 with a comfortable negative net debt position of US$123.2 million, benefited by the massive adherence of minority shareholders to the capital increase carried out by Cosan S.A. in the period.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency.
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are:
• evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
• the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
• the non-existence of amortization of goodwill;
• capitalization of interest on financings for fixed assets under construction;
• mark-to-market of hedge instruments recorded directly in the result;
• the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
• the non-existence of deferred expenses and;
• the booking of goods acquired through leasing under assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Paulo Diniz, CFO & IRO	No surprises: negative result, in line with expectations
Luiz Felipe Jansen de Mello, Investor Relations Alexandre Sirihal, Financial Planning	•
Cosan S.A. (BOVESPA: CSAN3) ended up experiencing a break in the 3Q’08: despite the recent healthy change in price levels in the industry, the quarter ended up reflecting the weak market conditions in place prior to the quarter, marked by excess sugar supply and low sugar prices. Consequently, Cosan sold only 629.0 thousand tonnes of sugar, 31.3% less than in 3Q’07, and at an average price of R$441/tonne, 31.4% lower than the average price in the 3Q’07. As a result, the company built substantial sugar stocks of 865.3 thousand tonnes at the end of the quarter, 38.8% higher than the ending stocks in 3Q’07.

Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller	•
In the ethanol operations the situation was the opposite, with Cosan taking advantage of the external market as an outlet to boost ethanol sales while also regulating supply and supporting prices in the domestic market. As a result, sales in the quarter totaled 482.4 million liters, 22.2% more than in 3Q’07, at an average price of R$738/m3, 11.4% lower year on year, though relatively higher than the sugar price. Reflecting the strategy adopted of slower sales in the first two quarters of the year, Cosan ended the quarter with stocks of 507.7 million liters, 69.1% higher than ending stocks in the 3Q’07.

•
As a result, net operating revenue in the quarter was R$674.0 million, 30.6% higher than in 3Q’07. However, most of this reduction in revenue was minimized by the market risk management actions adopted by Cosan that enabled it minimize the adverse operating results through operations to hedge prices and the exchange rate. As a result, Cosan generated revenue of R$93.2 million in derivative operations in the 3Q’08, 2.6 times more than in the 3Q’07.

ri@cosan.com.br www.cosan.com.br

3Q'07	3Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
290.6	79.6	Gross Profit	953.7	199.6
29.9%	11.8%	Gross Margin	32.6%	10.5%
197.9	1.3	EBITDA	799.6	126.7
20.4%	0.2%	EBITDA Margin	27.4%	6.7%
233.2	94.4	EBITDAH (Adjusted by Hedge)	717.3	370.5
23.2%	12.3%	EBITDAH Margin	25.2%	17.3%
63.4	(71.4)	Net Profit (Loss)	192.5	(42.5)
6.5%	-10.6%	Net Margin	6.6%	-2.2%

•
Another negative impact was the extended duration of the 2007-08 harvest through December due to weather factors, which resulted in low crop yields and low productivity in production processes. Thus, the average cost of goods sold remained at high levels, resulting in near zero EBITDA in the quarter. As a result, the EBITDAH in the quarter of R$94.4 million basically reflected the hedge operations, with EBITDAH margin of 12.3%, but were 59.5% lower in relation to the 3Q’07.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•	Given the slight appreciation in the U.S. dollar in the quarter, the net financial result in the quarter was affected by the impacts of foreign-exchange losses on dollar-denominated debt, which compares with foreign-exchange gains in the 3Q'07. Accordingly, in the 3Q’08 Cosan reported a net loss of R$71.4 million, versus net income of R$63.4 million in the 3Q’07, and reversing the year-to-date gain in the first two quarters into a year-to-date loss of R$42.5 million. However, note that this negative result is fully aligned with the company’s plans, and was even expected, as stated in the IPO prospectus of Cosan Ltd in August last year and also in the company’s guidance.

•
Lastly, despite the extremely adverse conditions in the capital markets, the quarter was marked by the successful capital increase of R$1,736.7 million at Cosan S.A., an operation that was structured to enable the proceeds from the IPO carried out by Cosan Ltd. to be used for Cosan’s expansion projects in Brazil. The capital increase enjoyed excellent participation by minority shareholders, which ended up contributing R$547.9 million to the total value raised. Another important mark was the acquisition of Benálcool in February, which reaffirmed Cosan’s commitment to growth through acquisitions exclusively at fair prices, with the acquisition made at a multiple of US$59 per tonne of crushing capacity.

A. Market Overview

•
According to ÚNICA, a total of 431.8 million tonnes of sugarcane were crushed in the Central-South region of Brazil in the 07/08 harvest, 15.8% more than in the 06/07 harvest. Sugar production increased slightly to 26.2 million tonnes, 1.5% higher than in the previous harvest. Meanwhile, ethanol output grew by 26.6% year on year, surpassing the mark of 20 billion liters. Ethanol output comprised 12.9 billion liters of hydrated ethanol, 44% more than the 8.9 billion liters produced in 06/07, while anhydrous ethanol production remained practically flat at 7.3 billion tonnes. The production mix favored ethanol, which consumed 56% of sugarcane volumes, while sugar accounted for 44%.

Definitions:

FY’08 -     fiscal year begun May 1, 2007 and ending April 30, 2008
FY’07 -     fiscal year begun May 1, 2006 and ended April 30, 2007
3Q’08  -    quarter ended January 31, 2008
3Q’07  -    quarter ended January 31, 2007
YTD’08 -   period begun on the same date as the FY’08 and ended at the close of the 3Q’08
YTD’07 -  period begun on the same date as the FY’07 and ended at the close of the 3Q’07
•
This bias towards ethanol production is also expected in the 08/09 harvest. Preliminary estimates point to an increase in sugarcane production in the next harvest in the Central-South region of approximately 50 million tonnes, bringing total sugarcane crushed to 487 million tonnes. Of this total, roughly 30 million tonnes should come from the startup of 32 new units, with 14 of these units located in the state of São Paulo, 10 in Goiás state, and the remaining units in the states of Minas Gerais and Mato Grosso do Sul. The majority of this additional crushing capacity will be allocated to ethanol production, expanding the ethanol mix to approximately 60%. However, due to the high sugar prices in the past month, there is some uncertainty concerning a potential increase in sugar production that could lead to downward revisions in these forecasts calling for an increase in the ethanol mix.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•
Reports from international markets in the quarter reinforce somewhat the supply and demand fundamentals in the market, in particular the reports out of India. Forecasts for India’s 07/08 harvest suggest output will be slightly lower than previously projected, due to two factors: I) delays at the start of the harvest due to disputes over sugarcane prices between mills, state governments and producers; and ii) a decline in sugarcane output from producers due to lack of investment. However, given the high level of stocks, this drop in production will not impact exports, which could exceed 3 million tonnes. Two other important factors were caused by two large sugar importers: Russia and China. In Russia, high wheat prices promoted the migration of other crops, which should lead to contraction in the sugar beet area planted in 2008, while in China, the impact of the blizzard at the start of the year will certainly impact the 08/09 harvest, although the full extent has not yet been fully measured.

•
In the futures market, the past few weeks were marked by high volatility in sugar prices, with steep increases accompanied by sharp falls. To quantify this trend and provide a better idea of the intensity, at the start of the 3Q’08, raw sugar was quoted at US¢9.91/lb in international markets. However, in less than two months, this price has risen to US¢14.27/lb, an increase of 40%!

•
This movement in sugar prices suggests a weakening in the dependence of sugar futures prices on supply-demand fundamentals, which remain weak, accompanied by the growing influence of exogenous factors, such as the behavior of funds operating in the commodity market. During the 3Q’08, however, this price rally had not yet intensified. The average price of raw sugar on the international market in the quarter was US¢10.63/lb, or 6.4% below the average price in the 3Q’07. However, in relation to the previous quarter there was some recovery, with the average price 9.9% higher than the US¢9.67/lb in 2Q’08.

Raw Sugar Prices - Last 24 Months (NY11)

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued
•
In the 3Q’08, major hedge funds as well as small funds and speculators significantly increased their net long positions, which in November stood at 136,000 lots, compared with approximately 228,000 lots at end January, or 22% of all open contracts. The net long position currently stands at 264,000 lots, or 26% of all open contracts. This sharp increase in funds’ long position corroborates the view outlined above.

•
Historically, investors' interest in commodities basically has been due to their negative correlation to stocks and the effects of growth in emerging-market countries on commodity prices. However, recently, the main driver of investment in commodities has been their growing use as a hedge against inflation.

Funds Position (volume%) vs. Price NY11 (cents/pound)

•
The average price of refined sugar on international markets was US$306.93/tonne in the 3Q’08, down 13% in relation to the US$352.98/tonne in the same period a year earlier. In relation to the 2Q’08, the average price observed was 10% higher. The white premium registered solid improvement, quoted at the end of the 2Q’08 at US$77 per tonne, an increase of 30% quarter on quarter. The improvement in the white premium was due to reports from the European Union on the continued reform of its sugar regimes.

•
An important factor impacting Brazil’s sugar exports was high freight costs. Freights from Brazil’s Central-South region to Black Sea and Persian Gulf refineries reached the record level of US$80/tonne, almost three times higher than the level only two years ago. This sharp increase in freight prices was due to two main factors: i) the improvement in the competitive position of Middle East exporters in relation to Brazilian exporters, and ii) the high freight costs led to lower demand from importers, which opted to not rebuild stocks.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Refined Sugar Prices - Last 24 Months (LIFFE nº 5)

•
The average price of crystal sugar (ESALQ price) in the domestic market in 3Q’08 was R$23.90 per 50-kg sack (or R$478.07/tonne), a decline of 35% in relation to the R$36.67 per 50-kg sack (or R$733.47/tonne) in the 3Q’07. In relation to the 2Q’08, crystal sugar was 3.3% less expensive. Bear in mind that sugar prices in the domestic market that are not directly influenced by the action of speculators fund remained stable in the period.

Crystal Sugar Prices - Last 24 Months (ESALQ 50 kg bags)

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•
In the domestic ethanol market, the average price of hydrated ethanol (ESALQ) in the 3Q’08 was R$0.724 /liter, down 8.8% in relation to the R$0.794/liter in the 3Q’07. The average price of anhydrous ethanol was R$0.815/liter in the quarter, 5.3% less than the R$0.861/liter in the 3Q’07. Against the 2Q’08, hydrated and anhydrous ethanol prices were 24.6% and 23.1% higher, respectively. Although these increases appear significant, ethanol prices are lower than in the inter-harvest periods of previous years, when prices typically surpassed R$1/liter.

•
Even though international oil prices do not have an immediate impact on Brazilian gasoline prices, in the United States this effect has already been felt by consumers. The hike in gasoline prices in that country, which are already near US$3/gal, is positive for the U.S. ethanol industry, which has seen its margins compressed by high corn prices. Another positive driver for the U.S. ethanol industry is the new energy law taking effect, which will boost demand for ethanol in 2008 to 9 billion gallons.

•
The higher prices of corn and especially wheat have compressed the margins of European ethanol producers, and, given the relatively low price of Brazilian ethanol, this has fueled Brazil’s ethanol exports. In 2007, Brazil’s exports to Europe totaled 1 billion liters, up 80% in relation to 2006, when some 550 million liters were shipped. Note that currently only four European countries – Germany, France, United Kingdom and Holland – have mandated the addition of biofuel to their fuel blends.

Ethanol Prices - Last 24 Months (ESALQ)

•
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.461/liter in the quarter, while hydrated ethanol prices averaged R$1.521/liter, for parity of 61.8%. Based on a survey conducted on January 30 in only three Brazilian states (Amana, Pará and Rorem), the parity of ethanol prices to gasoline prices was above 75%. In São Paulo, the country’s largest consumption center, this parity stood at 53.6%.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•
According to the ANP, hydrated ethanol consumption in Brazil in 2007 was almost 50% higher than in 2006, which compares with growth in the fuel market as a whole of 7.57% in the same period, and for the first time since the extinction of the pro-ethanol program known as Proálcool, Brazil’s ethanol consumption is almost equal to its gasoline consumption. In January (last available data), 948 million liters of hydrated ethanol and 504 million liters of anhydrous ethanol were sold, for a total of 1.45 billion liters. Gasoline sales in the same month totaled 1.51 billion liters, for a difference of only 60 million liters.

Flex-fuel Vehicles Sales Evolution

•
Solid economic growth and the higher availability of credit have continued to drive new car sales. In 3Q’08, sales of flex-fuel vehicles stood at 577,000 units, accounting for 87% of new car sales. There are now approximately 5 million flex-fuel vehicles on Brazilian roads, representing approximately 20% of all light passenger vehicles in the country.

Exchange Rate Evolution - Last 24 Months (R$/US$)

fuel vehicles on Brazilian roads, representing approximately 20% of all light passenger vehicles in the country.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•
At the close of the 3Q’08, the local exchange rate stood at R$1.7603/US$, for local currency depreciation against the U.S. dollar of 0.9% in relation to the end of 2Q’08. However, since the close of the quarter, the dollar has depreciated against major currencies, particularly against the real, with the local exchange rate reaching its lowest level in nine years, at below R$1.70/US$.

B. Operating Performance

•
In line with the company’s guidance, market prices were lower than in FY2007, leading to net operating revenue of R$674.0 million in the 3Q’08, down 30.6% in relation to the 3Q’07. Part of this revenue contraction ended up translating into lower prices paid for sugarcane acquired from suppliers, in turn leading to a decline of 12.6% in cost of goods sold in the 3Q’08 (R$594.4 million.) The combination of these two effects resulted in EBITDA close to breakeven. However, adjusting for the gains in derivative operations contracted to hedge sugar sale prices and the exchange rate used to convert exports into Brazilian real resulted in EBITDAH of R$94.4 million with margin of 12.3%, although 59.5% lower than the EBITDAH of R$233.2 million in the 3Q’07. The amortization of goodwill of R$48.2 million in the quarter, as well as the net financial expense with foreign exchange variation on USD-denominated debt reversed the gain to an EBITDAH loss in the quarter of R$71.4 million, which compares with a net gain of R$63.4 million in the 3Q’07.

3Q'07	3Q'08	Income Statement (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
(680.2)	(594.4)	Cost of Goods Sold	(1,969.3)	(1,693.5)
(30.6)	(47.8)	with Depreciation & Amortization	(160.5)	(312.2)
290.6	79.6	Gross Profit	953.7	199.6
29.9%	11.8%	Gross Margin	32.6%	10.5%
(71.2)	(73.4)	Selling Expenses	(206.9)	(226.5)
(52.8)	(49.9)	General & Adm. Expenses	(148.4)	(152.5)
0.7	(2.7)	Other Operating Expenses	40.7	(6.2)
197.9	1.3	EBITDA	799.6	126.7
20.4%	0.2%	EBITDA Margin	27.4%	6.7%
233.2	94.4	EBITDAH (Adjusted by Hedge)	717.3	370.5
23.2%	12.3%	EBITDAH Margin	25.2%	17.3%
(17.6)	(11.9)	Net Financial Expenses	(175.6)	283.3
0.1	0.1	Equity Income	0.5	0.2
(55.9)	(48.2)	Goodwill Amortization	(167.8)	(160.8)
0.1	1.1	Other Non-Operat.Result/Extraordinary	1.6	6.3
94.0	(105.5)	Profit Before Income Tax	297.8	(56.5)
(30.0)	33.5	Income Tax	(101.3)	12.1
(0.6)	0.6	Minority Interests	(3.9)	1.9
63.4	(71.4)	Net Profit (Loss)	192.5	(42.5)
6.5%	-10.6%	Net Margin	6.6%	-2.2%

Lower VHP sugar exports alter the typical revenue mix	•
The sharp reduction in VHP sugar sales in the quarter had two important effects on the revenue mix: i) the decline in the relative importance sugar, which accounted for only 41.2% of net revenue (60.6% in the 3Q’07), while ethanol, which posted accelerating sales growth, accounted for 52.8% of total sales (33.9% in the 3Q’07); and ii) likewise, the share of exports declined from 59.1% of overall sales revenue in the 3Q’07 to 45.4% in the 3Q’08. Of course, the low volumes ended up further penalizing the ability to dilute fixed costs in the company’s results.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

3Q'07	3Q'08	Sales Composition (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
588.3	277.4	Sugar Revenue	1,834.9	1,019.0
81.1	60.9	Local	270.5	183.9
507.2	216.6	Export	1,564.4	835.1
329.0	356.2	Ethanol Revenue	916.4	718.9
265.1	270.0	Local	651.5	538.4
64.0	86.2	Export	264.8	180.5
53.4	40.3	Other Revenue	171.7	155.3
51.3	37.3	Local	164.9	143.7
2.2	3.1	Export	6.9	11.6

•
The reduction in VHP sugar export volumes led sugar sales volume to contract by 31.3% to 629.0 thousand tonnes, from 915.7 thousand tonnes in the 3Q’07. On the other hand, ending sugar stocks totaled 865.3 thousand tonnes, 38.8% higher than at the close of 3Q’07.

3Q'07	3Q'08	Sugar Business	YTD'07	YTD'08
		Volume Sold (thousand tons)
915.7	629.0	Total Local & Export	2,624.2	2,295.1
115.0	126.4	Local	341.9	360.9
800.7	502.7	Export	2,282.3	1,934.2
		Average Unit Price (R$/ton)
643	441	Total Local & Export	699	444
706	482	Local	791	510
633	431	Export	685	432

•
Average sugar prices once again posted significant declines of 31.8% in the domestic market and of 32.0% in the world market. In the world market, the decline in average prices was attenuated by the mix, which had a much higher weighting of refined sugar, due to the sharp drops in VHP sugar volumes. In the 3Q’08, refined sugar accounted for 22.8% of exports, versus only 14.3% of exports in the 3Q’07. Compared with NY11 prices, the average sugar price in the quarter was US¢11.26/lb, while the average NY11 price was US¢10.68/lb. Incorporating the hedge adjustments resulted in an average price of US¢12.56/lb.

•
In ethanol, in accordance with the strategy released in the 2Q’08, Cosan sold record ethanol volumes of 482.4 million liters in the 3Q’08, 22.2% more than in the 3Q’07. Nevertheless, given the high ethanol bias of this sugarcane harvest, ending stocks in the 3Q’08 were still 69.1% higher than at the end of 3Q’07, growing to 507.7 million liters. The high ethanol volumes were also boosted by exports, which rose to 115.5 million liters in the 3Q’08 (vs. 65.7 million liters in the 3Q’07).

3Q'07	3Q'08	Ethanol Business	YTD'07	YTD'08
		Volume Sold (million liters)
394.8	482.4	Total Local & Export	1,023.6	1,033.0
329.1	366.9	Local	782.5	783.8
65.7	115.5	Export	241.1	249.2
		Average Unit Price (R$/thousand liters)
833	738	Total Local & Export	895	696
805	736	Local	833	687
973	746	Export	1,099	724

Record ethanol volumes with better prices than at the start of the crop year	•
Although the average unit price of ethanol was lower than in the 3Q’07 (-8.6% in the domestic market and -23.3% for exports), it continued its upward trend, increasing by 16.4% in relation to the previous quarter (+20.3% higher in the domestic market and +3.6% in the world market).

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

•
The cost of goods and services sold totaled R$594.4 million, down 12.6% in relation to 3Q’07, with sugar costs 35.0% lower and ethanol costs 15.3% higher. The paths of costs of goods sold for each product reflect the volumes effectively sold, however unit costs registered important variations.

3Q'07	3Q'08	COGS per Product	YTD'07	YTD'08
(680.2)	(594.4)	Cost of Good Sold (R$MM)	(1,969.3)	(1,693.5)
(383.9)	(249.6)	Sugar	(1,135.3)	(913.1)
(265.3)	(306.0)	Ethanol	(690.1)	(660.8)
(31.0)	(38.8)	Other Products/Services	(144.0)	(119.6)
		Average Unit Cost (R$)
419	397	Unit COGS of Sugar (R$/ton)	433	398
672	634	Unit COGS of Ethanol (R$/thousand liters)	674	640
n.a.	n.a.	Unit COGS of Other Products/Services	n.a.	n.a.

Own sugarcane units costs at high levels	•	For sugarcane acquired from suppliers and leases, the average sugarcane price measured by Consecana declined by 30.9% to R$0.2423 per kilogram of TRS, which represents a reduction in the average cost of production from third-party sugarcane. On the other hand, the extended harvest that lasted through December, a month marked by heavy rainfall, as was the case of November, ended up incorporating into sugar and ethanol costs a significant part of the idle capacity in the fields and at the mills. Furthermore, the slight shortfall in own sugarcane production of approximately 800 thousand tonnes, of which 200 thousand tonnes was effectively shortfall and 600 thousand tonnes was cane not harvested. This shortfall led to higher unit costs in sugar and ethanol production, due to the lower dilution of planting costs inter-harvest maintenance expenses.

•
Also worth mention is the significant volume of sugar trading in the quarter, which is usually a low-margin operation. In fact, 40.7 thousand tons, or 6.5%, of the total sugar sales were through trading operations at an average cost R$427 per ton. In the 3Q’07, 15.2 thousand tons, or 1.3%, were sold at average cost of R$646 per ton. As for ethanol, 24.1 million liters of the total sales of 482.4 million in the quarter, that is, 5% of the volume sold, were through trading operations at the average cost of R$682 per m³, against 39.4 million liters, or 9.9% of the total volume at average cost of R$880 per m³ in the 3Q’07.

Selling expenses reflect accounting reclassifications	•
Selling expenses stood at R$73.4 million in the 3Q’08, 3.1% higher than in the 3Q’07, and were adversely affected (as already announced in the previous quarter) by the accounting reclassification of port expenses related to own sugar, which previously was allocated to costs of other goods and services. Furthermore, an expense of R$2.0 million related to a provision for commercial discounts to large retail chains was booked in the quarter, which did not occur in the 3Q’07. Lastly, selling expenses were also boosted by the reallocation of personnel involved with in-house logistics, which in FY'07 were allocated to industrial production costs, but in FY'08 were allocated to selling expenses. In other words, the sales department now has strategic responsibility over finished product stocks (previously the responsibility of the industrial area), putting the company in more direct contact with market needs. As a result, unit selling expenses, measured per tonne of TRS (converting ethanol into sugar equivalent by the parameters determined by Consecana) increased by 13.6%, from R$45 to R$52 per tonne of sugar equivalent.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

3Q'07	3Q'08	Selling Expenses	YTD'07	YTD'08
(71.2)	(73.4)	Selling Expenses (R$MM)	(206.9)	(226.5)
(43.1)	(30.2)	Sugar	(129.8)	(121.9)
(24.1)	(38.8)	Ethanol	(64.8)	(86.0)
(3.9)	(4.4)	Other Products/Services	(12.2)	(18.6)
		Avg. Unit Selling Cost (R$)
47	48	Unit Sale Cost of Sugar (R$/ton)	49	53
61	80	Unit Sale Cost of Ethanol (R$/thousand liters)	63	83
n.a.	n.a.	Unit Sale Cost of Other Products/Revenues	n.a.	n.a.

•
General and administrative expenses in the 3Q’08 were R$49.9 million, down 5.4% versus the 3Q’07 result, although higher than in the 2Q’08. In the comparison with the 3Q’07, the reduction was due to the conclusion of the consulting services involving the management of market risk and the preparation of financial statements under US GAAP. In the comparison with 2Q’08, the increase was primarily due to the onset of expenses with accounting audits as of October 2007 and consulting services related to the budget process for the next fiscal year. In unit terms, given the low sugar sales volumes, general and administrative expenses increased by 4.1% from R$34 to R$35 per tonne of sugar equivalent.

3Q'07	3Q'08	General & Administrative Expenses	YTD'07	YTD'08
(52.8)	(49.9)	G&A Expenses (R$MM)	(148.4)	(152.5)
(32.0)	(20.6)	Sugar	(93.2)	(82.1)
(17.9)	(26.4)	Ethanol	(46.5)	(57.9)
(2.9)	(3.0)	Other Products/Services	(8.7)	(12.5)
		Avg. Unit. G&A Cost (R$)
35	33	Unit G&A Cost of Sugar (R$/ton)	36	36
45	55	Unit G&A Cost of Ethanol (R$/thousand liters)	45	56
n.a.	n.a.	Unit G&A Cost of Other Products/Services	n.a.	n.a.

•
The other operating expenses of R$2.7 million in the quarter were caused primarily by the adjustment of provisions for contingencies, which compares with almost insignificant other operating expenses in the 3Q’07.

Financial results impacted by FX variations	•	The net financial expenses of R$11.9 million in the quarter were 32.7% lower than in the 3Q’07. While charges on gross debt increased chiefly as a result of the acceleration in inflation as measured by the IGP-M index, which generates higher costs with debt restructured under the Financial Assets Rehabilitation Program - PESA (although with no cash effect), the income from short-term investments were also higher, reflecting the greater average cash position in the period. The foreign exchange variation on, in particular, dollar-denominated debt follows the path of exchange-rate variation at end of period, and thus in the 3Q’08 represented a negative result. The residual value of the premium paid to repurchase 2009 bonds reflects the commissions paid to the bank acting as lead manager in the offer after its conclusion, which was effected over the course of the quarter. The interest on action for damages reflects the monetary restatement applicable on the assets constituted under the line credits from actions for damages. The result of other interest and monetary variations includes R$30.2 million from the reclassification of results booked unduly in the 2Q’08 (with a balancing item in the line results of derivative operations), and after this adjustment remained in line with the 3Q’07 result.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

3Q'07	3Q'08	Financial Expenses, Net (R$MM)	YTD'07	YTD'08
(58.7)	(64.3)	Interest on Financial Debt	(185.8)	(185.3)
8.6	13.7	Financial Investments Income	53.0	57.8
(50.1)	(50.6)	Sub-total: Interest on Net Financial Debt	(132.8)	(127.6)
(7.1)	(38.4)	Other interest and monetary variation	(37.7)	(60.3)
12.4	(14.2)	Exchange Variation	(31.6)	260.3
35.3	93.2	Gains (losses) with Derivatives	(82.3)	243.8
(8.1)	(8.4)	CPMF Taxes, Banking Fees and Other	(25.1)	(21.0)
-	-	Discounts in Promissory Notes	25.6	-
-	-	Discounts in VAT - Law 12,399/06	65.4	-
-	-	Recalc. Provision Interest IAA	42.8	-
-	(1.2)	Premium Paid in Bond Tender Offer	-	(31.4)
-	7.8	Interest on Indemnity from Government	-	19.3
(17.6)	(11.9)	Net Financial Expenses	(175.6)	283.3

•
Derivative operations to hedge sale prices generated financial revenue of R$93.2 million in the quarter, comprised of R$54.7 from foreign-currency hedges and R$38.5 million from sugar and ethanol price hedges. At the close of the 3Q’08, Cosan had 2,152.6 thousand tonnes of VHP sugar based on the NY11 contract with an average price of US¢11.35/lb (with 472.5 thousand tonnes in this harvest at US¢10.73/lb), with an estimated negative market value of R$154.9 million, and 58.5 thousand tonnes of refined sugar based on the No. 5 Contract in London hedged at the average price of US$337.48 per tonne and with a negative market value estimated at R$2.4 million. The company has 6.8 million liters of ethanol based on the NYMEX gasoline contract at an average price of US$2.09 per gallon and with an estimated negative market value of R$1.2 million, and, lastly, US$450.0 million hedged at an average exchange rate of R$1.8847/US$ and with an estimated market value of R$22.4 million. Taking advantage of the high sugar prices recently, Cosan continued its program of fixing prices after the end of the quarter. By March 12, it had fixed the price of additional 1,836.0 thousand tonnes of VHP sugar referenced in the NY11 agreement at the average price of ¢US$14.43/lb.

•
Expenses with amortization of goodwill, with no cash effect, totaled R$48.2 million in the 3Q’08, adequately reflecting the amortization schedule, adjusted to the paralysis of the amortization of the goodwill paid in the acquisition of the interest in the Santa Luiza Group, given the plant’s restructuring by the controlling groups.

•
Revenue with income tax and social contribution tax was R$33.5 million, which primarily came from the creation of active tax credits related to tax losses and the negative base of accrued social contribution tax, which totaled R$92.0 million at the end of 3Q’08 and will be recovered over the coming fiscal years.

•
In view of the above results, the company posted a net loss of R$71.4 million, which exceeded the accrued net income in the first two quarters of the year, for net income year to date of R$42.5 million, which was fully aligned with the company’s planning. In the 3Q’07, Cosan posted a net loss of R$63.4 million.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

C. Financial Situation

•
Gross debt stood at R$2,356.7 million at the close of the 3Q’08, down substantially from the R$3,129.4 million at the close of the 3Q’07, driven by foreign-exchange effects and the prepayment of US$164.2 million in the 2009 Senior Notes mentioned previously in the 2Q’08. Considering the cash and cash equivalents and financial assets, net debt totaled R$465.6 million in the 3Q’08, compared to R$1,490.7 million in the 3Q’07. In this comparison, the main difference is due to the solid cash position obtained from the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 5, 2007. Excluding the debt that does not involve cash transactions, i.e., the debentures settled through the transfer of land and the PESA debt settled against National Treasury Notes (CTNs) held as assets, the net debt position was practically insignificant, at only R$71.3 million in the quarter, versus R$1,112.1 million in the 3Q’07.

Debt per Type (R$MM)	3Q'07%		3Q'08%		Var.
Senior Notes 2009	440.4	14.1	68.7	2.9	(371.6)
Senior Notes 2017	850.5	27.2	704.0	29.9	(146.6)
Perpetual Notes	975.1	31.2	807.7	34.3	(167.4)
PESA Securitization	497.4	15.9	539.1	22.9	41.7
Finame (BNDES)	9.7	0.3	11.3	0.5	1.7
Working Capital	32.5	1.0	40.6	1.7	8.1
IFC	139.0	4.4	100.3	4.3	(38.7)
Debentures	55.1	1.8	55.1	2.3	(0.4)
Advances from Customers	125.7	4.0	30.0	1.3	(95.7)
Promissory Notes	3.7	0.1	-	-	(3.7)
Related Parties	-	-	-	-	-
Gross Debt	3,129.0	100.0	2,356.7	100.0	(772.6)
Cash & Marketable Securities	1,280.5	40.9	1,448.2	61.4	167.7
Advances to Suppliers	184.0	5.9	243.1	10.3	59.1
CTN's - Brazilian Treasury Bills	119.2	3.8	144.9	6.1	25.7
Land related to the Debentures	55.1	1.8	55.1	2.3	-
Net Debt	1,490.3	47.6	465.6	19.8	(1,025.1)
Total Debt without PESA/Debentures	2,576.5	82.3	1,762.6	74.8	(813.9)
Net Debt without PESA/Debentures	1,112.1	35.5	71.3	3.0	(1,040.7)

•
Short-term debt remained at minimal levels, accounting for only 4.5% of total debt at the end of the 3Q’08. In terms of currency denomination, with the partial prepayment of the 2009 Senior Notes, the weighting of dollar-denominated debt declined from 79.2% to 72.0%, and continued to offer an attractive natural hedge for Cosan’s export revenue.

Debt Profile (R$MM)	3Q'07%		3Q'08%		Var.
Total Debt	3,129.0	100.0	2,356.7	100.0	(772.6)
Short-Term	163.1	5.2	104.9	4.5	(58.2)
Long-Term	2,966.2	94.8	2,251.8	95.5	(714.4)
Real - R$	650.5	20.8	660.9	28.0	10.4
Dollar - US$	2,478.9	79.2	1,695.8	72.0	(783.0)

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

D. Investment

•
Operating capex totaled R$270.8 million in the quarter, 143.4% higher than in the same period a year ago. The funds were mainly invested in the planting of sugarcane, in projects to expand capacity, and in cogeneration projects to produce electricity from sugarcane bagasse.

3Q'07	3Q'08	Capex (R$MM)	YTD'07	YTD'08
0.0	0.4	New Investments, including Goodwill	3.7	4.6
0.0	0.2	Deferred Charges & Other	0.3	1.3
-	-	Incorporated PP&E and Land Acquisition	-	3.3
31.6	72.5	Sugar Cane Planting Costs	109.6	178.3
32.8	24.4	Co-generation Projects	73.0	100.4
-	37.4	Inter-harvest Maintenance Costs	-	41.0
46.8	136.4	Investments in P,P&E	135.8	254.9
111.3	271.4	Capex	322.4	583.3
111.2	270.8	Operating Capex	318.4	574.6

•
Investments in the planting of sugarcane totaled R$72.5 million, of which R$25.0 million was exclusively related to the cost of cuttings to replicate new fields in the greenfield projects in Goiás state. Other important drivers of this high investment was the conclusion of the works to prepare fields for the expansion of the Gasa plant, as well as works to renew the fields of other mills.

•
In the 3Q’08, Cosan invested R$24.4 million in electricity cogeneration plants at the Rafard, Costa Pinto and Bonfim units. Investment in cogeneration already total R$187.9 million. The works, which are advancing on schedule, should be concluded by the start of the next fiscal year, enabling electricity generation to start on an experimental basis already in FY'09.

Agricultural mechanization among key investments	•
Of the total investment of R$136.4 million in fixed assets in general, R$24.8 million already reflects the disbursements of advances related to the greenfield project in Goiás state. An important part of this investment is also to expand the Gasa plant. Lastly, another important investment was the R$14.8 million used to acquire 21 mechanized harvesters in the process to increase mechanization.

•
The inter-harvest maintenance activities began later than usual, due to the extended duration of the 2007-08 harvest, and consume R$37.4 million in the 3Q’08. In FY’07, these expenses were only registered as operating capex in 4Q07 when the accounting criteria were changed, in accordance with Brazilian accounting standards.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

E. Material Facts

•
An important development in the period was the partnership formed last November with Promon Engenharia, a leading company specializing in the development, consulting, integration and implementation of infrastructure solutions for key sectors of Brazil’s economy. Through a contract for EPC-M services (management of engineering, procurement and construction), Promon will be responsible for managing the construction of the greenfield project in Goiás state, providing an additional level of guarantee to this important initiative by Cosan, which represents an increase in sugarcane crushing capacity of 10 to 12 million tonnes for the group, with a subsequent increase in ethanol production, as well as own cogeneration projects to generate electricity using sugarcane bagasse and leaves. Through this partnership, Cosan seeks to innovate production of ethanol and energy, by adding its knowledge of the production process to Promon’s engineering expertise. With this, Cosan expects to produce with greater efficiency and at lower costs, through the most modern plants in the world.

•
Seeking to strengthen its commercial structure, on November 1, 2007, Cosan acquired, for the symbolic price of US$4,500.00, a 50% interest in the trading house Vertical UK LLP, with the remaining 50% interest held by its principal executives, who continue to manage the company. Vertical is a trading company specialized in renewable products, and operates primarily selling and distributing ethanol and biodiesel. The most important objective of this investment is to accelerate the group’s intenationalization process and develop new ethanol markets, and to achieve this goal Cosan now has the indirect support of a team of professionals who are highly qualified and specialized in this market.

•
On January 23, 2008, Cosan concluded yet another phase of its restructuring plant, through a capital increase of R$1,736,700,000.00 (one billion, seven hundred and thirty-six million and seven hundred reais) with the issue of 82,700,000 registered book-entry common shares with no par value at the issue price of R$21.00 (twenty-one reais) per share. The capital increase enjoyed excellent participation by minority shareholders, which exercised 64.1% of their subscription rights, representing R$547,944,684.00 Consequently, Cosan Limited subscribed to the remaining shares, and now holds an interest of 56.11% in Cosan S.A.

•
On February 14, 2008, Cosan announced the acquisition of 100% of the shares in Usina Benálcool. The acquisition was worth R$106.9 million, to be paid primarily through own funds. On January 31, 2008, Usina Benálcool had R$34.0 million in debt, and a balance of cash and cash equivalents of R$6.5 million. Usina Benálcool has installed sugarcane capacity of 1.3 million tonnes and is located in the region of Araçatuba, where the Cosan Group already has four other production units. The acquisition will strengthen the group's presence in the region, in line with its strategy of forming clusters.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

F. Guidance for FY’08

•
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

Guidance	2006FY	2007FY	2008FY	Changes from previous guidance
FX Rate - EoP (R$:US$)	2.0892	2.0339	▼▼	-
Crushed Cane Volume (thousand tons)	27,891	36,154	▲	-
Sugar Volume Sold (thousand tons)	2,469	3,241	=	-
Ethanol Volume Sold (million liters)	1,016	1,322	▲	-
Avg. Sugar Price (R$/ton)	603	683	▼▼	-
Avg. Ethanol Price (R$/thousand liter)	844	897	▼▼	-
Revenues (R$MM)	2,478	3,605	▼▼	-
COGS (R$MM)	1,721	2,481	▼	-
EBITDA (R$MM)	518	928	▼▼▼	-
Net Profit/Loss (R$MM)	(65)	357	▼▼▼	-
Operating Capex (R$MM)	209	575	▲▲▲	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Gross Operating Revenue		2,048.3	2,702.4	3,902.9	818.0	1,014.7	1,084.3	1,048.5	755.4	636.4	678.3	747.5
(-)	Sales Taxes and Deductions	(147.9)	(224.5)	(297.8)	(70.6)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)
(=)	Net Operating Revenue	1,900.4	2,477.9	3,605.1	747.5	944.1	1,008.1	970.8	682.1	591.7	627.5	674.0
(-)	Cost of Goods Sold and Services Rendered	(1,338.5)	(1,721.3)	(2,481.1)	(507.3)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)
(=)	Gross Profit	561.8	756.6	1,123.9	240.2	368.2	294.9	290.6	170.3	43.7	76.4	79.6
	Margin	29.6%	30.5%	31.2%	32.1%	39.0%	29.3%	29.9%	25.0%	7.4%	12.2%	11.8%
(-)	Operating Income (Expenses):	(528.5)	(819.1)	(558.6)	(234.7)	(351.2)	(109.7)	(196.7)	98.9	(24.6)	(51.8)	(186.1)
(-)	Selling	(171.7)	(217.1)	(282.0)	(46.4)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)
(-)	General and Administrative	(121.9)	(150.0)	(246.2)	(44.9)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)
(-)	Financial Income (Expenses), Net	(102.0)	(245.2)	158.0	(85.4)	(185.7)	27.7	(17.6)	333.6	150.8	144.3	(11.9)
(±)	Earnings (Losses) on Equity Investments	-	0.6	(0.1)	0.1	0.3	0.1	0.1	(0.5)	0.1	0.0	0.1
(-)	Goodwill Amortization	(93.2)	(142.8)	(223.7)	(50.0)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)
(±)	Other Operating Income (Expenses), Net	(39.7)	(11.8)	35.3	(5.5)	(3.0)	43.1	0.7	(5.4)	(1.5)	(2.0)	(2.7)
(-)	Expenses with Placement of Shares	-	(52.8)	-	(2.6)	-	-	-	-	-	-	-
(=)	Operating Income (Loss)	33.3	(62.5)	565.3	5.5	17.0	185.3	93.9	269.1	19.1	24.6	(106.6)
	Margin	1.8%	-2.5%	15.7%	0.7%	1.8%	18.4%	9.7%	39.5%	3.2%	3.9%	-15.8%
(±)	Non-operating Result, Net	2.7	(1.0)	2.0	2.1	1.2	0.3	0.1	0.4	3.0	2.3	1.1
(=)	Income (Loss) before Taxes	36.0	(63.5)	567.3	7.6	18.2	185.6	94.0	269.5	22.1	26.9	(105.5)
(±)	Income and Social Contribution Taxes	(22.2)	5.8	(203.9)	(2.6)	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)	33.5
(±)	Minority Interest	3.3	(6.9)	(6.2)	(5.8)	(1.6)	(1.8)	(0.6)	(2.3)	0.6	0.7	0.6
(=)	Net Income (Loss) for the Year	17.1	(64.6)	357.3	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)
	Margin	0.9%	-2.6%	9.9%	-0.1%	0.6%	12.3%	6.5%	24.2%	2.3%	2.4%	-10.6%
l	EBITDA	340.9	517.7	928.0	168.5	329.1	272.6	197.9	128.4	49.5	75.9	1.3
	Margin	17.9%	20.9%	25.7%	22.5%	34.9%	27.0%	20.4%	18.8%	8.4%	12.1%	0.2%
l	EBITDAH (Ebitda adjusted by Hedge)	275.6	308.6	853.7	56.4	203.2	280.9	233.2	136.4	133.3	142.7	94.4
	Margin	15.0%	13.6%	24.2%	8.9%	24.8%	27.6%	23.2%	19.8%	19.7%	20.6%	12.3%
l	Depreciation & Amortization	112.3	139.9	297.0	25.0	70.3	59.5	30.6	136.5	125.4	139.0	47.8

Balance Sheet	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Cash and Cash Equivalents	35.2	61.0	643.8	61.0	176.2	56.7	976.8	643.8	579.0	135.1	115.7
Marketable Securities	3.9	770.5	573.3	770.5	633.6	345.7	303.7	573.3	237.4	6.5	1,332.5
Derivative Financial Instruments	0.9	288.6	37.6	288.6	72.8	15.2	8.5	37.6	94.0	3.6	67.3
Trade Accounts Receivable	119.1	212.6	112.3	212.6	232.2	277.4	212.1	112.3	140.4	107.3	105.4
Inventories	339.8	390.8	503.4	390.8	876.2	1,221.2	857.9	503.4	790.2	1,194.8	1,019.7
Advances to Suppliers	94.6	132.7	211.4	132.7	167.3	174.2	184.0	211.4	308.6	304.5	243.1
Related Parties	44.8	0.0	-	0.0	0.1	-	0.1	-	-	-	-
Deferred Income and Social Contribution Taxes	14.2	41.4	38.1	41.4	58.3	56.9	144.9	38.1	26.9	24.2	26.0
Other Assets	61.4	115.7	104.9	115.7	133.3	124.7	121.7	104.9	94.2	75.1	79.7
Current Assets	713.9	2,013.4	2,224.7	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4
Accounts Receivable from Federal Government	-	-	318.4	-	-	-	-	318.4	318.4	331.4	339.2
CTN's-Restricted Brazilian Treasury Bills	47.0	104.9	123.3	104.9	109.6	114.0	119.2	123.3	127.8	135.9	144.9
Deferred Income and Social Contribution Taxes	51.5	361.8	242.5	361.8	342.9	299.3	214.0	242.5	261.6	277.1	297.9
Other Assets	17.7	99.5	112.4	99.5	96.5	93.7	113.0	112.4	108.1	105.8	151.8
Investments	13.1	13.4	93.2	13.4	13.6	13.6	13.7	93.2	13.8	13.9	14.0
Property, Plant and Equipment	1,481.6	1,656.4	2,013.1	1,656.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3
Goodwill	357.6	1,353.0	1,133.2	1,353.0	1,300.5	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4
Deferred Charges	2.4	2.3	2.6	2.3	2.4	2.3	2.2	2.6	3.2	3.6	3.7
Permanent Assets	1,970.9	3,591.3	4,038.6	3,591.3	3,469.1	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1
(=) Total Assets	2,684.8	5,604.8	6,263.4	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4
Loans and Financings	38.1	68.8	89.0	68.8	75.0	73.4	75.9	89.0	116.5	105.1	74.9
Derivatives Financial Instruments	3.2	65.4	35.5	65.4	32.5	20.5	2.5	35.5	48.0	31.2	20.5
Trade Accounts Payable	94.9	201.7	113.8	201.7	379.6	348.0	197.2	113.8	315.2	373.3	196.3
Salaries Payable	30.1	49.7	63.3	49.7	77.2	92.0	37.5	63.3	91.7	113.4	51.7
Taxes and Social Contributions Payable	88.1	111.1	126.2	111.1	134.8	107.3	114.8	126.2	131.5	101.0	93.3
Advances from Customers	188.1	79.2	49.4	79.2	55.1	98.4	83.2	49.4	41.0	28.7	30.0
Promissory Notes	14.6	55.8	1.3	55.8	41.0	37.8	3.7	1.3	1.3	-	-
Related Parties	1.4	0.1	0.7	0.1	0.1	0.7	-	0.7	-	-	-
Deferred Income and Social Contribution Taxes	4.9	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	30.8	32.8	107.2	32.8	64.7	64.9	27.2	107.2	87.3	12.3	8.3
Current Liabilities	494.1	670.0	591.7	670.0	865.3	848.4	547.5	591.7	838.1	770.5	480.5
Loans and Financing	798.4	2,002.7	2,770.4	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8
Taxes and Social Contributions Payable	217.4	446.9	338.5	446.9	435.2	355.8	346.2	338.5	336.5	345.0	340.1
Promissory Notes	48.1	12.7	-	12.7	3.6	-	-	-	-	-	-
Provision for Contingencies	245.9	907.4	728.0	907.4	886.5	705.4	717.4	728.0	741.0	757.5	775.3
Advances from Customers	80.8	86.9	49.5	86.9	89.6	87.1	42.5	49.5	15.6	14.5	-
Deferred Taxes on Revaluation Reserves	25.2	40.8	33.4	40.8	39.0	37.2	35.4	33.4	30.9	28.3	27.4
Other Liabilities	8.4	67.9	100.6	67.9	63.5	63.8	62.4	100.6	109.6	105.9	107.0
Noncurrent Liabilities	1,424.3	3,565.4	4,020.4	3,565.4	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7
Minority Shareholders' Interest	3.5	14.0	20.2	14.0	15.6	17.4	17.9	20.2	19.6	18.9	18.2
Capital	301.0	1,185.8	1,192.7	1,185.8	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3
Profits Reserve	-	-	227.3	-	-	-	-	227.3	227.3	227.3	16.0
Legal Reserve	7.1	-	16.0	-	-	-	-	16.0	16.0	16.0	227.3
Revaluation Reserves	326.6	195.9	195.0	195.9	195.6	195.4	195.2	195.0	194.7	194.5	194.4
Accumulated losses	128.2	(26.2)	-	(26.2)	(20.6)	103.4	167.0	-	13.9	29.4	(41.9)
Shareholders' Equity	762.9	1,355.4	1,631.0	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1
(=) Total Liabilities & Shareholders' Equity	2,684.8	5,604.8	6,263.4	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Cash Flow Statement	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of reais)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net Income (Loss) for the Year	17.1	(64.6)	357.3	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	-	(0.6)	0.1	(0.1)	(0.3)	(0.1)	(0.1)	0.5	(0.1)	(0.0)	(0.1)
Depreciation & Amortization	112.3	139.9	297.0	25.0	70.3	59.5	30.6	136.5	125.4	139.0	47.8
Residual Value of Permanent Assets Disposals	10.6	6.7	8.4	3.1	2.0	1.6	1.0	3.8	2.6	4.2	0.1
Goodwill Amortization	93.2	142.8	223.7	50.0	56.4	55.6	55.9	55.9	56.0	56.6	48.2
Accrued Financial Expenses	22.3	48.7	(190.6)	(14.2)	91.2	(1.8)	65.0	(344.9)	(103.0)	(63.2)	87.5
Other Non-cash Items	6.4	(25.6)	119.7	(9.4)	6.9	3.1	(7.3)	117.0	(9.9)	(17.0)	(17.6)
(=) Adjusted Net Profit (Loss)	262.0	247.4	815.5	53.6	231.9	241.7	208.4	133.5	84.5	134.8	94.5
(±) Decrease (Increase) in Assets	(88.8)	(366.5)	165.0	(177.0)	(269.9)	(263.8)	356.6	342.1	(441.8)	(272.1)	31.9
(±) Increase (Decrease) in Liabilities	15.1	51.7	(237.2)	73.8	204.6	(232.7)	(264.3)	55.3	217.1	(34.6)	(184.5)
(=) Cash Flow from Operating Activities	188.3	(67.4)	743.3	(49.6)	166.6	(254.8)	300.7	530.8	(140.2)	(171.8)	(58.1)
Marketable Securities	40.8	(766.6)	197.2	(350.1)	136.9	287.9	42.0	(269.6)	338.7	230.9	(1,326.0)
Goodwill Paid in Equity Investment Acquisitions	(101.2)	(536.1)	(3.7)	(536.1)	(3.7)	-	-	-	(1.8)	(0.3)	(0.4)
Acquisition of Investments	(8.3)	-	(80.0)	61.0	-	-	(0.0)	(80.0)	(2.1)	-	(0.0)
Acquisition of Property, Plant and Equipment	(200.2)	(208.9)	(683.5)	(109.0)	(84.4)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)	(270.8)
Additions to Deferred Charges and Other	-	0.2	(0.6)	(0.1)	(0.2)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)	(0.2)
(=) Cash Flow from Investment Activities	(268.8)	(1,511.4)	(570.7)	(934.3)	48.5	165.2	(69.3)	(715.1)	164.3	93.4	(1,597.4)
Additions of Debt	1,304.3	1,878.8	854.7	1,162.7	3.2	46.3	852.1	(47.0)	6.3	0.1	213.0
Payments of Principal and Interest on Debt	(1,319.4)	(1,159.9)	(375.6)	(177.8)	(103.2)	(76.2)	(170.3)	(25.9)	(97.7)	(370.0)	(319.6)
Capital Increase	64.4	885.8	6.9	-	-	-	6.9	-	-	-	1,742.6
Proposed Dividends	(1.6)	-	(75.8)	-	-	-	-	(75.8)	-	-	-
Other	-	-	-	(2.1)	-	-	-	-	2.4	-	-
(=) Cash Flows from Financing Activities	47.7	1,604.6	410.2	982.8	(100.0)	(29.9)	688.7	(148.7)	(88.9)	(369.9)	1,636.0
(=) Total Cash Flow	(32.8)	25.8	582.8	(1.2)	115.2	(119.5)	920.1	(333.0)	(64.8)	(448.2)	(19.4)
(+) Cash & Equivalents, Beginning	68.0	35.2	61.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0	130.7
(=) Cash & Equivalents, Closing	35.2	61.0	643.8	61.0	176.2	56.7	976.8	643.8	579.0	130.7	111.3

Credit Statistics (LTM)		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net Operating Revenues		1,900.4	2,477.9	3,605.1	2,477.9	2,851.0	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1	2,575.2
●	Gross Profit	561.8	756.6	1,123.9	756.6	972.9	1,112.1	1,193.9	1,123.9	799.5	580.9	369.9
●	EBITDA	340.9	517.7	928.0	517.7	737.5	903.0	968.1	928.0	648.5	451.8	255.1
●	EBIT	228.6	377.8	631.1	377.8	579.3	726.0	782.6	631.1	296.4	20.3	(193.6)
●	Net Financial Expenses	102.0	245.2	(158.0)	245.2	407.8	331.0	261.0	(158.0)	(494.5)	(611.1)	(616.9)
●	Net Profit	17.1	(64.6)	357.3	(64.6)	(53.0)	87.1	191.7	357.3	365.6	257.0	122.2
Liquid Funds		180.7	1,124.2	1,607.0	1,124.2	1,141.7	745.7	1,638.7	1,607.0	1,307.9	637.0	1,891.2
●	Cash & Marketable Securities	39.1	831.5	1,217.1	831.5	809.8	402.4	1,280.5	1,217.1	816.4	141.6	1,448.2
●	Advances to Suppliers	94.6	132.7	211.4	132.7	167.3	174.2	184.0	211.4	308.6	304.5	243.1
●	CTN's-Brazilian Treasury Bills	47.0	104.9	123.3	104.9	109.6	114.0	119.2	123.3	127.8	135.9	144.9
●	Land related to the Debentures	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1
Short-Term Debt		242.2	203.8	140.3	203.8	171.1	210.3	162.7	140.3	158.8	133.7	104.9
●	Loans and Financings	38.1	68.8	89.0	68.8	75.0	73.4	75.9	89.0	116.5	105.1	74.9
●	Advances from Customers	188.1	79.2	49.4	79.2	55.1	98.4	83.2	49.4	41.0	28.7	30.0
●	Promissory Notes	14.6	55.8	1.3	55.8	41.0	37.8	3.7	1.3	1.3	-	-
●	Related Parties	1.4	0.1	0.7	0.1	0.1	0.7	-	0.7	-	-	-
Long-Term Debt		927.9	2,158.8	2,875.0	2,158.8	2,209.9	2,184.5	2,966.2	2,875.0	2,661.8	2,248.4	2,251.8
●	Loans and Financings	798.4	2,002.7	2,770.4	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8
●	Debentures	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1
●	Advances from Trading Co's	80.8	86.9	49.5	86.9	89.6	87.1	42.5	49.5	15.6	14.5	-
●	Promissory Notes	48.1	12.7	-	12.7	3.6	-	-	-	-	-	-
●	Related Parties	0.6	1.4	-	1.4	1.4	1.7	-	-	-	-	-
Total Debt		1,170.1	2,362.6	3,015.3	2,362.6	2,381.0	2,394.8	3,129.0	3,015.3	2,820.7	2,382.1	2,356.7
Net Debt		989.4	1,238.3	1,408.3	1,238.3	1,239.3	1,649.2	1,490.3	1,408.3	1,512.8	1,745.1	465.6
●	Net Debt excl. PESA/Debentures	799.9	863.5	1,028.3	863.5	860.3	1,267.4	1,112.1	1,028.3	1,131.4	1,354.1	71.3
Current Assets		713.9	2,013.4	2,224.7	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4
Current Liabilities		494.1	670.0	591.7	670.0	865.3	848.4	547.5	591.7	838.1	770.5	480.5
Shareholders' Equity		762.9	1,355.4	1,631.0	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1
Capex - Property, Plant and Equipment		268.8	1,511.4	570.7	1,511.4	1,412.3	1,225.2	789.9	570.7	455.0	526.8	2,054.8
●	Capex - Operational	122.0	208.9	475.1	208.9	243.2	302.6	354.4	475.1	557.9	612.0	742.5
EBITDA Margin		17.9%	20.9%	25.7%	20.9%	25.9%	26.9%	26.4%	25.7%	19.9%	15.7%	9.9%
●	Gross Profit Margin	29.6%	30.5%	31.2%	30.5%	34.1%	33.1%	32.5%	31.2%	24.6%	20.2%	14.4%
●	EBIT Margin	12.0%	15.2%	17.5%	15.2%	20.3%	21.6%	21.3%	17.5%	9.1%	0.7%	-7.5%
●	Net Profit Margin	0.9%	-2.6%	9.9%	-2.6%	-1.9%	2.6%	5.2%	9.9%	11.2%	8.9%	4.7%
Net Debt ÷ Shareholders' Equity
●	Net Debt %	56.5%	47.7%	46.3%	47.7%	47.7%	52.6%	48.9%	46.3%	47.9%	51.3%	12.3%
●	Shareholders' Equity %	43.5%	52.3%	53.7%	52.3%	52.3%	47.4%	51.1%	53.7%	52.1%	48.7%	87.7%
Net Debt excl. PESA ÷ Equity
●	Net Debt excl. PESA %	51.2%	38.9%	38.7%	38.9%	38.7%	46.1%	41.7%	38.7%	40.8%	44.9%	2.1%
●	Shareholders' Equity %	48.8%	61.1%	61.3%	61.1%	61.3%	53.9%	58.3%	61.3%	59.2%	55.1%	97.9%
Long-Term Payable Debt to Equity Ratio		0.9x	0.5x	0.9x	0.5x	0.5x	0.5x	1.0x	0.9x	0.8x	0.6x	0.3x
Liquidity Ratio (Current Assets ÷ Current Liabilities)		1.4x	3.0x	3.8x	3.0x	2.7x	2.7x	5.1x	3.8x	2.7x	2.4x	6.2x
Net Debt ÷ EBITDA		2.9x	2.4x	1.5x	2.4x	1.7x	1.8x	1.5x	1.5x	2.3x	3.9x	1.8x
●	Net Debt excl. PESA ÷ EBITDA	2.3x	1.7x	1.1x	1.7x	1.2x	1.4x	1.1x	1.1x	1.7x	3.0x	0.3x
●	Short-Term Net Debt ÷ EBITDA	0.7x	0.4x	0.2x	0.4x	0.2x	0.2x	0.2x	0.2x	0.2x	0.3x	0.4x
Net Debt ÷ (EBITDA - Capex)		13.7x	-1.2x	3.9x	-1.2x	-1.8x	-5.1x	8.4x	3.9x	7.8x	-23.3x	-0.3x
●	Net Debt ÷ (EBITDA - Operational Capex)	4.5x	4.0x	3.1x	4.0x	2.5x	2.7x	2.4x	3.1x	16.7x	-10.9x	-1.0x
Interest Cover (EBITDA ÷ Net Financial Exp.)		3.3x	2.1x	-5.9x	2.1x	1.8x	2.7x	3.7x	-5.9x	-1.3x	-0.7x	-0.4x
●	Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.1x	1.3x	-2.9x	1.3x	1.2x	1.8x	2.4x	-2.9x	-0.2x	0.3x	0.8x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)		10.3%	19.8%	-11.2%	19.8%	32.9%	20.1%	17.5%	-11.2%	-32.7%	-35.0%	-132.5%

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

H. Financial Statements of Cosan Ltd. – US GAAP

Income Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net sales		644.4	1,096.6	1,679.1	348.9	425.0	462.7	463.2	328.1	301.3	328.0	376.7
(-)	Cost of goods sold	(456.6)	(796.3)	(1,191.3)	(265.8)	(263.3)	(330.5)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)
(=)	Gross profit	187.8	300.3	487.8	83.1	161.8	132.2	124.4	69.4	13.1	32.5	33.2
(-)	Selling expenses	(57.8)	(97.8)	(133.8)	(22.1)	(27.9)	(35.3)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)
(-)	General and administrative expenses	(40.0)	(72.0)	(121.1)	(23.3)	(21.9)	(24.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)
(=)	Operating income (loss)	90.0	130.5	232.9	37.6	112.0	72.8	62.5	(14.3)	(49.0)	(42.0)	(38.6)
	Operating margin	14.0%	11.9%	13.9%	10.8%	26.3%	15.7%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%
(-)	Other income (expense):
	Financial	(39.2)	(226.6)	289.4	(1.6)	22.8	66.5	(13.4)	213.4	53.7	75.6	(131.8)
	Other	(16.4)	(5.5)	16.3	(2.6)	(1.4)	19.8	0.5	(2.6)	(0.5)	0.1	(1.4)
(=)	Income (loss) before income taxes, equity in income of affiliates and minority interest	34.5	(101.6)	538.5	33.5	133.4	159.1	49.6	196.5	4.2	33.7	(171.9)
(-)	Income taxes expense (benefit)	(14.9)	29.7	(188.8)	(10.6)	(47.4)	(52.6)	(16.6)	(72.2)	(1.7)	(8.1)	57.5
(=)	Income (loss) before equity in income of affiliates and minority interest	19.6	(71.8)	349.7	23.0	86.0	106.4	33.1	124.2	2.5	25.6	(114.3)
(±)	Equity in income of affiliates	3.4	1.6	(0.0)	0.1	0.1	0.0	0.1	(0.2)	(0.2)	(1.8)	(0.5)
(±)	Minority interest in net (income) loss of subsidiaries	(11.5)	33.1	(173.0)	(12.7)	(42.6)	(52.6)	(16.4)	(61.4)	(1.0)	(6.1)	55.2
(=)	Net income (loss)	11.6	(37.1)	176.7	10.4	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)
	Margin	1.8%	-3.4%	10.5%	3.0%	10.2%	11.6%	3.6%	19.1%	0.4%	5.4%	-15.8%
●	EBITDA	107.3	258.3	263.5	62.3	105.1	86.1	60.6	11.7	24.5	34.0	66.4
	Margin	16.7%	23.6%	15.7%	17.9%	24.7%	18.6%	13.1%	3.6%	8.1%	10.4%	17.6%
●	EBIT	65.6	159.7	76.2	22.5	68.1	40.0	46.7	(78.6)	(50.8)	(49.8)	14.6
	Margin	10.2%	14.6%	4.5%	6.5%	16.0%	8.6%	10.1%	-23.9%	-16.8%	-15.2%	3.9%
●	Depreciation and amortization	41.7	98.6	187.4	39.8	37.0	46.1	13.9	90.3	75.2	83.8	51.8

Cash Flow Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
●	Cash flow from operating activities:
Net income (loss) for the year/quarter		11.6	(37.1)	176.7	10.4	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
	Depreciation and amortization	41.7	98.6	187.4	39.8	37.0	46.1	13.9	90.3	75.2	83.8	51.8
	Deferred income and social contribution taxes	(2.3)	(53.0)	150.2	(0.5)	42.4	45.8	(14.2)	76.3	(8.6)	(5.9)	(51.9)
	Interest, monetary and exchange variation	8.1	24.3	116.3	(9.4)	56.0	40.1	(4.6)	24.7	(53.1)	(44.5)	56.5
	Minority interest in net income of subsidiaries	11.5	(33.1)	173.0	12.7	42.6	52.6	16.4	61.4	1.0	6.1	(55.2)
	Others	9.8	15.9	(176.8)	5.9	3.6	(16.7)	0.5	(164.1)	5.8	6.9	(6.2)
		80.4	15.6	626.8	58.8	225.2	221.7	28.7	151.2	21.5	63.9	(64.6)
Decrease/increase in operating assets and liabilities:
	Trade accounts receivable, net	(18.5)	(35.4)	48.2	(18.1)	(8.1)	(21.2)	29.9	47.7	(16.7)	15.4	6.4
	Inventories	(20.7)	30.9	(54.1)	133.1	(222.9)	(165.5)	168.7	165.6	(147.8)	(240.5)	103.1
	Advances to suppliers	(1.9)	(10.7)	(38.7)	(8.2)	(15.9)	(3.5)	(4.7)	(14.6)	(50.9)	(1.3)	35.2
	Trade accounts payable	14.8	28.7	(43.2)	7.9	81.7	(13.5)	(70.4)	(41.1)	106.0	40.8	(100.9)
	Derivative financial instruments	(16.0)	83.5	(155.0)	(77.4)	(86.0)	(45.3)	15.1	(38.7)	33.5	9.0	127.4
	Taxes payable	(9.1)	(37.6)	(36.6)	(21.5)	2.3	(54.8)	25.4	(9.5)	(0.8)	(15.4)	13.7
	Other assets and liabilities, net	(21.2)	11.0	(63.4)	(20.6)	17.4	(59.9)	(29.0)	8.2	11.1	(25.6)	(107.9)
		(72.8)	70.4	(342.8)	(4.8)	(231.6)	(363.8)	135.0	117.6	(65.6)	(217.7)	77.1
(=)	Net cash provided by operating actitivities	7.6	86.0	284.0	54.0	(6.4)	(142.1)	163.7	268.7	(44.0)	(153.8)	12.5
●	Cash flow from investing activities:
	Restricted cash	5.1	(62.6)	47.0	68.2	59.2	0.6	(0.3)	(12.6)	(30.0)	48.9	(33.6)
	Marketable securities	9.5	(366.9)	97.0	(279.8)	62.9	135.3	23.1	(124.4)	180.8	(972.6)	(71.0)
	Acquisition of property, plant and equipment	(68.8)	(135.2)	(356.2)	(102.9)	(10.4)	(40.7)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)
	Acquisitions, net of cash acquired	(8.5)	(260.9)	(39.4)	(232.6)	-	(0.1)	0.1	(39.4)	(1.1)	(0.1)	0.0
(=)	Net cash used in investing actitivities	(62.7)	(825.5)	(251.6)	(547.1)	111.8	95.2	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)
●	Cash flow from financing activities:
	Proceeds from issuance of common stock	23.3	383.1	3.2	(0.8)	-	-	3.2	-	-	1,118.4	-
	Capital increase on subsidiary from minority interest	-	-	-	-	-	-	-	-	-	-	312.7
	Dividends Paid	(0.6)	-	-	-	-	-	423.8	(423.8)	-	-	-
	Additions of long-term debts	539.0	899.3	424.6	610.3	1.5	23.8	(25.3)	424.6	-	-	-
	Payments of long-term debts	(528.1)	(556.5)	(205.0)	(141.5)	(59.2)	(36.5)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)
	Other	-	-	-	(1.0)	-	-	-	-	-	-	-
(=)	Net cash provided by financing actitivities	33.6	725.9	222.8	467.1	(57.7)	(12.7)	314.8	(21.6)	(47.1)	905.1	252.3
	Effect of exchange rate changes on cash and cash equivalents	12.8	29.6	32.1	27.8	4.0	5.1	(5.6)	28.7	27.0	32.2	3.6
(=)	Net increase (decrease) in cash and cash equivalents	(8.8)	16.1	287.3	1.7	51.8	(54.5)	433.3	(143.2)	(8.8)	(230.7)	6.4
(+)	Cash and cash equivalents at beginning of year	21.9	13.2	29.2	27.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0
(=)	Cash and cash equivalents at end of year	13.2	29.2	316.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0	83.4

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Balance Sheet	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Assets
Current assets:
Cash and cash equivalents	13.2	29.2	316.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0	83.4
Restricted cash	0.4	63.0	17.7	63.0	1.2	1.5	2.4	17.7	49.2	1.8	35.2
Marketable securities	2.0	368.8	281.9	368.8	291.1	161.3	142.9	281.9	124.5	1,131.6	1,188.5
Trade accounts receivable, net	45.2	101.8	55.2	101.8	106.7	129.4	99.8	55.2	74.6	61.4	59.8
Inventories	122.2	187.2	247.5	187.2	402.6	569.9	403.8	247.5	415.9	677.0	571.2
Advances to suppliers	34.7	63.5	104.0	63.5	76.9	81.3	86.6	104.0	163.5	173.4	137.1
Deferred income taxes	12.8	74.8	-	74.8	37.6	19.0	61.5	-	-	-	-
Other current assets	62.2	72.0	116.8	72.0	84.6	98.5	93.3	116.8	93.5	90.6	57.3
	292.6	960.3	1,139.5	960.3	1,081.8	1,087.5	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6
Noncurrent assets:
Property, plant and equipment, net	401.8	1,008.1	1,194.1	1,008.1	941.2	952.4	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3
Goodwill	166.6	497.9	491.9	497.9	473.5	476.4	475.3	491.9	527.7	562.7	626.3
Intangible assets, net	30.3	98.9	94.0	98.9	93.2	92.8	91.8	94.0	99.7	105.2	102.0
Accounts Receivable from Federal Government	-	-	156.5	-	-	-	-	156.5	169.6	190.0	192.7
Other non-current assets	68.9	126.6	177.5	126.6	123.0	118.0	130.4	177.5	192.3	209.0	237.9
	667.7	1,731.4	2,113.9	1,731.4	1,630.9	1,639.6	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3
(=) Total assets	960.2	2,691.8	3,253.4	2,691.8	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	33.6	96.6	55.9	96.6	174.4	162.4	92.8	55.9	166.6	212.0	110.5
Advances from customers	74.2	37.9	24.3	37.9	25.3	45.9	39.1	24.3	21.9	16.4	17.0
Taxes payable	31.3	40.0	57.5	40.0	49.7	45.7	49.0	57.5	64.8	51.7	47.1
Salaries payable	10.8	23.8	31.1	23.8	35.5	42.9	17.7	31.1	47.9	63.8	29.2
Current portion of long-term debt	7.6	46.6	36.1	46.6	46.3	41.9	31.9	36.1	51.8	44.0	27.9
Derivative financial instruments	34.4	133.4	9.8	133.4	44.0	22.7	15.5	9.8	15.0	26.8	102.3
Dividends payable	-	-	37.3	-	-	-	-	37.3	40.4	-	-
Other liabilities	15.9	18.9	22.2	18.9	32.6	33.4	15.6	22.2	10.2	7.3	7.8
	207.8	397.1	274.2	397.1	407.8	395.0	261.7	274.2	418.5	422.0	342.0
Long-term liabilities:
Long-term debt	314.7	941.7	1,342.5	941.7	933.0	931.7	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5
Estimated liability for legal proceedings and labor claims	101.7	462.2	379.2	462.2	433.4	348.3	357.0	379.2	417.8	459.8	442.0
Taxes payable	71.5	152.4	106.9	152.4	141.9	107.0	105.1	106.9	115.7	130.5	127.7
Advances from customers	31.9	41.6	24.3	41.6	41.2	40.7	20.0	24.3	8.3	8.3	-
Deferred income taxes	17.9	81.6	141.6	81.6	83.2	106.5	143.7	141.6	142.2	144.7	85.9
Other long-term liabilities	23.8	33.1	47.5	33.1	23.9	29.5	28.4	47.5	50.3	51.0	72.8
	561.6	1,712.7	2,042.0	1,712.7	1,656.6	1,563.8	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9
Minority interest in consolidated subsidiaries	93.7	287.6	463.6	287.6	320.5	379.8	400.6	463.6	504.0	550.0	873.4
Shareholders' equity:
Common stock	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	2.1	2.1
Additional paid-in capital	144.4	349.2	354.0	349.2	326.8	387.5	408.8	354.0	514.2	1,473.3	1,471.0
Accumulated other comprehensive income	(14.2)	19.8	36.7	19.8	-	-	-	36.7	-	116.0	121.3
Retained earnings (losses)	(34.0)	(75.8)	81.9	(75.8)	-	-	-	81.9	-	100.9	41.2
Total shareholders' equity	97.1	294.2	473.6	294.2	327.8	388.5	409.8	473.6	515.2	1,692.2	1,635.6
(=) Total liabilities and shareholders' equity	960.2	2,691.8	3,253.4	2,691.8	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION

Ownership Interest in Subsidiaries

Name of subsidiary	CNPJ	Classification	Ownership interest in investee %	Net worth of investor %	Type of company	Number of shares held in current quarter (thousand)	Number of shares held in prior quarter (thousand)

Usina da Barra S.A. Açúcar e Álcool	48.661.888/0001-30	Unlisted subsidiary	89.91	48.07	Commercial, industrial and others	1,366,039	717,538

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.	Shareholding Structure at January 31, 2008 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the shareholding structure showing investors or shareholders/members holding directly or indirectly more than 5% of the voting capital, including individuals and companies domiciled abroad at January 31, 2008.

Cosan S.A. Indústria e Comércio
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Cosan Limited	152,939,440	56.11	-	-	152,939,440	56.11
Lewington Pte. Ltd. (Singapore)	16,265,122	5.97	-	-	16,265,122	5.97
Credit Suisse H. G. Corretora de Valores S.A. *	14,210,978	5.21	-	-	14,210,978	5.21
Others	89,132,492	32.70	-	-	89,132,492	32.70
	272,548,032	100.00	-	-	272,548,032	100.00

* Interest on Frebruary 14, 2008.

Cosan Limited
Shareholding	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings Limited	66,321,766	31.88	-	-	66,321,766	31.88
Usina Costa Pinto S.A. Açúcar e Álcool	30,010,278	14.43	-	-	30,010,278	14.43
Janus Capital Group (1)	27,500,000	13.22	-	-	27,500,000	13.22
Wellington Management Company (1)	14,000,000	6.73	-	-	14,000,000	6.73
Fidelity (1)	12,750,000	6.13	-	-	12,750,000	6.13
Others	57,428,000	27.61	-	-	57,428,000	27.61
	208,010,044	100.00	-	-	208,010,044	100.00

Queluz Holdings Limited
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings II GmbH	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz Holdings II GmbH
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz S.A. Adm. e Participações	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz S.A. Adm. e Participações
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Aguassanta Participações S.A.	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Aguassanta Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Usina Bom Jesus S.A. Açúcar e Álcool	1,261,352	75.29	-	-	1,261,352	75.29
Flama Empreend. e Part. S.A.	88,094	5.26	-	-	88,094	5.26
Nova Celisa S.A.	88,081	5.26	-	-	88,081	5.26
Others	237,781	14.19	-	-	237,781	14.19
	1,675,308	100.00	-	-	1,675,308	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.	Shareholding Structure at January 31, 2008 (Not reviewed by our independent auditors)--Continued

Usina Bom Jesus S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Nova Celisa S.A.	3,146,361,418	66.94			3,146,361,418	66.94
R.A. Coury Agrícola e Participações Ltda.	532,274,315	11.32	-	-	532,274,315	11.32
Others	1,021,364,267	21.74	-	-	1,021,364,267	21.74
	4,700,000,000	100.00	-	-	4,700,000,000	100.00

Nova Celisa S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rio das Pedras Participações S.A.	918,000	51.00	882,000	50.00	1,800,000	50.51
Isa Participações Ltda.	882,000	49.00	882,000	50.00	1,764,000	49.49
	1,800,000	100.00	1,764,000	100.00	3,564,000	100.00

Rio das Pedras Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silveira Mello	1,349,877,943	99.91	-	-	1,349,877,943	99.91
Mônica Mellão Silveira Mello	1,196,078	0.09	-	-	1,196,078	0.09
	1,351,074,021	100.00	-	-	1,351,074,021	100.00

Isa Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Isaltina Ometto Silveira Mello	999	99.90	-	-	999	99.90
Others	1	0.10	-	-	1	0.10
	1,000	100.00	-	-	1,000	100.00

R.A. Coury Agrícola e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Raul Coury Filho	9,044,070	20.83	-	-	9,044,070	20.83
Luiz Gustavo Coury	5,999,766	13.81	-	-	5,999,766	13.81
Jorge Coury Sobrinho	5,999,766	13.81	-	-	5,999,766	13.81
Maria Beatriz Coury	5,999,766	13.81	-	-	5,999,766	13.81
Rosana E. Coury Mac Donell	5,999,766	13.81	-	-	5,999,766	13.81
Myrian C. Coury Meneguel	5,999,766	13.81	-	-	5,999,766	13.81
Raul Coury	2,196,050	5.06	-	-	2,196,050	5.06
Anita Cobra Coury	2,196,050	5.06	-	-	2,196,050	5.06
	43,435,000	100.00	-	-	43,435,000	100.00

Flama Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Fernando Luiz Altério	20,842	50.01	41,675	50.00	62,517	50.00
Ana Maria Ometto Altério	20,833	49.99	41,675	50.00	62,508	50.00
	41,675	100.00	83,350	100.00	125,025	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.	Shareholding Structure at January 31, 2008 (Not reviewed by our independent auditors)--Continued

Usina Costa Pinto S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Pedro Ometto S.A. Administração e Participações	64,998,204	100.00	49,995,534	38.46	114,993,738	58.97
Hyposwiss Banco Privado S.A. (Switzerland) (1)	-	-	38,371,510	29.52	38,371,510	19.68
Jaime Michaan Chalan	-	-	11,245,000	8.65	11,245,000	5.76
Aguassanta Participações S.A.	835	-	11,150,069	8.58	11,150,904	5.72
Isaac Michaan	-	-	10,122,650	7.79	10,122,650	5.19
Others	961	-	9,115,237	7.00	9,116,198	4.68
	65,000,000	100.00	130,000,000	100.00	195,000,000	100.00

Pedro Ometto S.A. Administração e Participações
Shareholders	Common shares	%	Preferred shares	%	Total shares	%
Nova Aguassanta Administração de Participações Ltda.	222,752,725	99.99	-	-	222,752,725	99.99
Others	65	0.01	-	-	65	0.01
	222,752,790	100.00	-	-	222,752,790	100.00

Nova Aguassanta Administração e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Aguassanta Participações S.A.	1	91.50	-	-	1	91.50
Ometto Moreno Comércio e Empreendimentos Ltda.	4	6.25	-	-	4	6.25
Others	4	2.25	-	-	4	2.25
	9	100.00	-	-	9	100.00

Ometto Moreno Comércio e Empreendimentos Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Fernando Manoel Ometto Moreno	2,351,956	100.00	-	-	2,351,956	100.00
Other	1	0.00	-	-	1	0.00
	2,351,957	100.00	-	-	2,351,957	100.00

Belga Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silverira Mello	4,139	99.98	-	-	4,139	99.98
Mônica Maria Mellão Silveira Mello	1	0.02	-	-	1	0.02
	4,140	100.00	-	-	4,140	100.00

Lewington Pte. Ltd.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Kuok (Singapore) Limited (1)	255,000	50.00	-	-	255,000	50.00
Kerry Holdings Limited (1)	127,500	25.00	-	-	127,500	25.00
Trendfield Inc. (1)	127,500	25.00	-	-	127,500	25.00
	510,000	100.00	-	-	510,000	100.00

(1) These companies, which are headquartered abroad, do not belong to Cosan Group and do not have information on their shareholders disclosed in the market.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

2.	Company’s Marketable Securities in the Hands of Controlling Shareholders and Management at January 31, 2008 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number and characteristics of marketable securities issued by the Company that are directly or indirectly owned by the Controlling Shareholder/Member, officers or members of the Board of Directors or Management at January 31, 2008 and October 31, 2007, as follows:

		1/31/08		10/31/07
Shareholder	Type of share	Quantity	%	Quantity	%
Controlling group	Common	153,403,895	56.29	96,827,192	51.26
Board of Directors	Common	951,228	0.35	19,110	0.01
Executive Board	Common	410,293	0.15	33,721	0.02
		154,765,416	56.79	96,880,023	51.29

3.	Number of Shares Outstanding at January 31, 2008 – 117,782,616 (43.22%) (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number of outstanding shares and their percentage in relation to total shares issued at January 31, 2008.

Cosan S.A. Indústria e Comércio
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total Shares	%
Cosan Limited	152,939,440	56.11	-	-	152,939,440	56.11
Aguassanta Participações S.A.	436,792	0.16	-	-	436,792	0.16
Rio das Pedras Participações S.A.	27,195	0.01	-	-	27,195	0.01
Rubens Ometto Silveira Mello	355,699	0.13			355,699	0.13
Nova Celisa S.A.	468	0.00	-	-	468	0.00
Board of directors	595,529	0.22			595,529	0.22
Executives	410,293	0.15			410,293	0.15
Minority interest	117,782,616	43.22	-	-	117,782,616	43.22
	272,548,032	100.00	-	-	272,548,032	100.00

4.	Orders Placed/Agreements Entered Into (Not reviewed by our independent auditors)

Considering that the Company operates in the commodities market, its sales are substantially made at prices applicable at sales dates. However, Cosan has several sugar and ethanol markets contracts to be achieved by the Company through sales of these products in the future crops. The volumes related to outstanding orders/agreements are as follows:

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

4.	Orders Placed/Agreements Entered Into (Not reviewed by our independent auditors)--Continued

Product	Jan/2008	Jan/2007
Sugar (in tons)	8,993,000	2,549,000
Alcohol (in cubic meters)	500,728	44,080

Commitments by crop are as follow:

	Sugar		Ethanol
Harvest	Jan/2008	Jan/2007	Jan/2008	Jan/2007
2006/2007	-	473,000	-	44,080
2007/2008	667,000	1,663,000	107,000	-
2008/2009	2,442,000	413,000	123,728	-
2009/2010	2,228,000	-	90,000	-
2010/2011	1,828,000	-	90,000	-
2011/2012	1,828,000	-	90,000	-
	8,993,000	2,549,000	500,728	44,080

5.	Arbitration Clause

The Company is subject to the arbitration chamber for its industry, according to the arbitration clause set forth in its articles of incorporation.

6.	Services Rendered by the Independent Auditors

Abiding by CVM Instruction No. 381/03, we set out below information on other services rendered by our independent auditors - Ernst & Young Auditores Independentes S.S. and their related parties, in the current year, to Cosan S.A. Indústria e Comércio and subsidiaries and other companies belonging to the same Group as that of the Company:

Nature	Duration
Advisory services related to documentation for compliance with Sarbanes Oxley Act (SOX) in the amount of R$1,093 thousand.	May 2007 to Jan 2008

The policies of the Company and its subsidiaries do not allow hiring of their independent auditors for services resulting in conflicts of interest or impairing objectivity or independence.

Company management, after discussing with their independent auditors, concluded that those services does not impair independence of the auditors once they do not characterize actual or supposed loss of objectivity and integrity.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Operations of Subsidiary

Usina da Barra S.A. Açúcar e Álcool

	11/1/07 to 1/31/08	5/1/07 to 1/31/08
Gross operating revenue
Sales of goods and services	418,809	1,090,474
Taxes and sales deductions	(35,772)	(89,916)
Net operating revenue	383,037	1,000,558

Cost of goods sold and services rendered	(332,615)	(912,351)

Gross profit	50,422	88,207

Operating income (expenses)
Selling expenses	(39,547)	(120,886)
General and administrative expenses	(15,332)	(46,937)
Financial expenses, net	(17,935)	(57,312)
Income (loss) on equity investments	766	(155)
Goodwill amortization	(18,848)	(58,549)
Other operating expenses, net	(5,203)	(6,975)
	(96,099)	(290,814)
Operating loss	(45,677)	(202,607)

Nonoperating income, net	309	4,267

Loss before income and social contribution taxes	(45,368)	(198,340)

Income and social contribution taxes
Current	-	4,402
Deferred	15,356	61,461
	15,356	65,863

Loss for the period	(30,012)	(132,477)

Number of shares (thousand)	1,519,425	1,519,425

Loss per share – in Reais	(0,01975)	(0,08719)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 14, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer